UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 13, 2024

PLDT INC.

(Translation of registrant’s name into English)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: PLDT Inc.

Signature and Title:	/s/ Manuel V. Pangilinan
Manuel V. Pangilinan
Chairman, President and Chief Executive Officer

Signature and Title:	/s/ Danny Y. Yu
Danny Y. Yu
Senior Vice President and PLDT Group Chief Financial Officer
(Principal Financial Officer)

Signature and Title:	/s/ Gil Samson D. Garcia
Gil Samson D. Garcia
First Vice President
(Principal Accounting Officer)

Date: August 13, 2024

SEC Number	PW-55
File Number

PLDT Inc.

(Company’s Full Name)

Ramon Cojuangco Building

Makati Avenue, Makati City

(Company’s Address)

(632) 82500254

(Telephone Number)

Not Applicable

(Fiscal Year Ending)

(month & day)

SEC Form 17-Q

Form Type

Not Applicable

Amendment Designation (if applicable)

June 30, 2024

Period Ended Date

Not Applicable

(Secondary License Type and File Number)

August 13, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Atty. Stefanie Ann B. Go
Officer-In-Charge - Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village

Barangay Bel-Air, Makati City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.
Director – Markets and Securities Regulation Department

Gentlemen:

In accordance with Section 17(b) of the Securities Regulation Code and SRC Rule 17.3, we submit herewith a copy of
SEC Form 17-Q with Management’s Discussion and Analysis and accompanying unaudited consolidated financial statements for the six months ended June 30, 2024 of PLDT Inc.

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/ Mark David P. Martinez
MARK DAVID P. MARTINEZ
Assistant Corporate Secretary PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C	.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E		M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License Type, If Applicable
1	7	-	Q	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
gdgarcia@pldt.com.ph	(02) 8816-8056

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,372 as at June 30, 2024	Every 2nd Tuesday in June	December 31

CONTACT PERSON INFORMATION

The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Gil Samson D. Garcia	gdgarcia@pldt.com.ph	(02) 8816-8056

Contact Person’s Address

19/F Smart Tower, Ayala Ave., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17
OF THE SECURITIES REGULATION CODE (“SRC”) AND

SRC 17 (2) (b) THEREUNDER

1.	For the quarterly period ended	June 30, 2024

2.	SEC Identification Number	PW-55

3.	BIR Tax Identification No.	000-488-793-000

4.	PLDT Inc.
Exact name of registrant as specified in its charter

5.	Republic of the Philippines
Province, country or other jurisdiction of incorporation or organization

6.	Industry Classification Code:	(SEC Use Only)

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	0721
	Address of registrant’s principal office	Postal Code

8.	(632) 82500254
Registrant’s telephone number, including area code

9.	Not Applicable
Former name, former address, and former fiscal year, if changed since last report

10.	Securities registered pursuant to Sections 8 of the SRC

	Title of Each Class	Number of Shares of Common Stock Outstanding
	Common Capital Stock, Php5 par value	216,055,775 shares as at June 30, 2024

11.	Are any or all of these securities listed on the Philippine Stock Exchange?

	Yes [ X ]	No [ ]

12.	Check whether the registrant

(a)

has filed all reports required to be filed by Section 17 of the Code and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports):

	Yes [ X ]	No [ ]

(b)	has been subject to such filing requirements for the past 90 days.

	Yes [ X ]	No [ ]

.

PART I – FINANCIAL INFORMATION

Item 1. Consolidated Financial Statements

Our consolidated financial statements as at June 30, 2024 (unaudited) and December 31, 2023 (audited) and for the six months ended June 30, 2024 and 2023 (unaudited) and related notes (pages F-1 to F-127) are filed as part of this report on Form 17-Q.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean PLDT Inc. and its consolidated subsidiaries, and references to “PLDT” or “the Company” mean PLDT Inc., not including its consolidated subsidiaries (please see Note 2 – Summary of Significant Accounting Policies to the accompanying unaudited consolidated financial statements for the list of these subsidiaries, including a description of their respective principal business activities and PLDT’s direct and/or indirect equity interest).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes. Our unaudited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards (PFRS) which is virtually converged with International Financial Reporting Standards as issued by the International Accounting Standards Board. PFRS differs in certain significant respects from generally accepted accounting principles (GAAP) in the U.S.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements are stated in Philippine Peso. Unless otherwise indicated, in this report and in the accompanying unaudited consolidated financial statements, the exchange rate used to convert the U.S. Dollar amounts into the Philippine Peso was Php58.66 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the Bankers Association of the Philippines as at June 30, 2024.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors. When considering forward-looking statements, you should keep in mind the description of risks and other cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

Financial Highlights and Key Performance Indicators

	Six Months Ended June 30,		Increase (Decrease)
	2024	2023	Amount	%
(amounts in million Php, except for EBITDA margin and earnings per common share)
Consolidated Income Statement
Revenues	107,583	104,038	3,545	3
Expenses	79,466	78,340	1,126	1
Other expenses – net	(3,814)	(924)	(2,890)	(313)
Income before income tax	24,303	24,774	(471)	(2)
Net income	18,517	18,507	10	—
Continuing operations	18,517	18,536	(19)	—
Discontinued operations	—	(29)	29	100
Core income	17,321	16,599	722	4
Continuing operations	17,321	16,628	693	4
Discontinued operations	—	(29)	29	100
Telco core income	18,014	17,562	452	3
EBITDA	53,936	52,089	1,847	4
Continuing operations	53,936	52,128	1,808	3
Discontinued operations	—	(39)	39	100
EBITDA margin(1)	52%	53%
Reported earnings per common share:
Basic	85.09	85.27	(0.18)	—
Diluted	85.09	85.27	(0.18)	—
Reported earnings per common share from continuing operations:
Basic	85.09	85.40	(0.31)	—
Diluted	85.09	85.40	(0.31)	—
Core earnings per common share(2):
Basic	80.03	76.69	3.34	4
Diluted	80.03	76.69	3.34	4
Core earnings per common share from continuing operations:
Basic	80.03	76.82	3.21	4
Diluted	80.03	76.82	3.21	4

	June 30,	December 31,	Increase (Decrease)
	2024	2023	Amount	%
(amounts in million Php, except for net debt to equity ratio)
Consolidated Statements of Financial Position
Total assets	627,527	609,519	18,008	3
Property and equipment	305,639	287,103	18,536	6
Cash and cash equivalents and short-term investments	12,355	16,568	(4,213)	(25)
Total equity attributable to equity holders of PLDT	112,928	105,218	7,710	7
Long-term debt, including current portion	263,374	254,798	8,576	3
Net debt(3) to equity ratio	2.24x	2.28x	—	—

(1)
EBITDA margin for the period is measured as EBITDA from continuing operations divided by service revenues.
(2)
Core earnings per common share (“EPS”) for the period is measured as core income divided by the weighted average number of outstanding common shares for the period.
(3)
Net debt is derived by deducting cash and cash equivalents, short-term investments and debt instruments at amortized cost from total interest-bearing financial liabilities (principal amount of long-term debt, including current portion i.e., excluding debt issuance cost).

	Six Months Ended June 30,		Change
	2024	2023	Amount	%
(amounts in million Php, except for operational data)
Consolidated Statements of Cash Flows
Net cash provided by operating activities	51,029	42,905	8,124	19
Net cash used in investing activities	(37,936)	(46,603)	8,667	19
Payment for purchase of property and equipment, including capitalized interest	(37,457)	(56,544)	19,087	34
Net cash used in financing activities	(18,841)	(5,032)	(13,809)	(274)
Operational Data
Number of mobile subscribers:	60,759,624	62,953,818	(2,194,194)	(3)
Prepaid	58,574,596	60,891,135	(2,316,539)	(4)
Postpaid	2,185,028	2,062,683	122,345	6
Number of broadband subscribers:	3,753,304	3,901,553	(148,249)	(4)
Fixed Line broadband	3,290,093	3,294,012	(3,919)	—
Fixed Wireless broadband	463,211	607,541	(144,330)	(24)
Number of fixed line voice subscribers	3,732,523	3,823,629	(91,106)	(2)
Total number of subscribers	68,245,451	70,679,000	(2,433,549)	(3)
Number of employees:	15,115	15,986	(871)	(5)
Fixed Line	10,938	11,664	(726)	(6)
LEC	9,646	10,118	(472)	(5)
Others	1,292	1,546	(254)	(16)
Wireless	4,177	4,322	(145)	(3)

Exchange Rates – per US$	Month end rates	Weighted average rates during the year
June 30, 2024	58.66	56.89
December 31, 2023	55.42	55.62
June 30, 2023	55.37	55.24
December 31, 2022	55.82	54.52

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance. These are summarized below and discussed later in this report.

EBITDA

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs – net, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net. EBITDA is monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. EBITDA is presented because our management believes that it is widely used by investors in their analysis of our performance and can assist them in their comparison of our performance with those of other companies in the technology, media and telecommunications sector. Companies in the technology, media and telecommunications sector have historically reported EBITDA as a supplement to financial measures in accordance with PFRS. EBITDA should not be considered as alternative to net income as an indicator of our performance, nor should EBITDA be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with PFRS. Unlike net income, EBITDA does not include depreciation and amortization, or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using EBITDA as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax, net income, and operating, investing and financing cash flows. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in EBITDA. Our calculation of EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Core Income and Telco Core Income

Core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures. Core income results are monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment.

Meanwhile, telco core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), impairment on noncurrent assets, non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures, adjusted for the effect of the share in Maya Innovations Holdings, Pte. Ltd. (MIH) (formerly Voyager Innovations Holdings Pte. Ltd.) losses, asset sales, and depreciation due to change in accounting estimate. Telco core income is used by the management as a basis for determining the level of dividend payouts to shareholders and one of the bases for granting incentives to employees.

Core income and telco core income should not be considered as alternatives to income before income tax or net income determined in accordance with PFRS as an indicator of our performance. Unlike net income, core income and telco core income do not include certain items, among others, foreign exchange gains and losses, gains and losses on derivative financial instruments, impairments on non-current assets and non-recurring gains and losses. We compensate for these limitations by using core income and telco core income as few out of several comparative tools, together with PFRS-based measurements, to assist us in the evaluation of our operating performance. Such PFRS-based measurements include income before income tax and net income. Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Overview

We are one of the leading telecommunications and digital services providers in the Philippines serving the fixed line, wireless and broadband markets. Through our three principal business segments, Wireless, Fixed Line and Others, we offer a diverse range of telecommunications and digital services across our extensive fiber optic backbone and wireless and fixed line networks.

As at June 30, 2024, we serve 68.2 million customers through the provision of mobile, fixed line and data services.

Our three business units are as follows:

•
Wireless — Our Wireless business segment focuses on driving the growth of our data services while managing our legacy business of voice and short messaging services (“SMS”). We generate data revenues across all segments of our wireless business, whether through the access of mobile internet via smartphones, mobile broadband using pocket WiFi or home WiFi using fixed wireless broadband devices. We provide the following mobile telecommunications services through our wireless business: (i) mobile services, (ii) fixed wireless broadband services, and (iii) other services.
•
Fixed Line — We are the leading provider of fixed line telecommunications services throughout the Philippines, servicing retail, corporate and small and medium-sized enterprises (“SME”) clients. Our Fixed Line business segment offers data, voice, data center, cloud, cyber security services, managed information technology (“IT”) and others.
•
Others — Our Other business segment consists primarily of our interests in digital platforms and other technologies, including our interest in MIH.

Management’s Financial Review

In addition to consolidated net income, we use EBITDA, core income and telco core income to assess our operating performance. Set forth below is a reconciliation of our consolidated net income to our consolidated EBITDA, and a reconciliation of our consolidated net income to our consolidated core income and consolidated telco core income for the six months ended June 30, 2024 and 2023.

The following table shows the reconciliation of our consolidated net income to our consolidated EBITDA for the six months ended June 30, 2024 and 2023:

	2024	2023
	(amounts in million Php)
Net income from continuing operations	18,517	18,536
Net loss from discontinued operations	—	(29)
Consolidated net income	18,517	18,507

Add (deduct) adjustments to continuing operations:
Depreciation and amortization	24,281	23,950
Financing costs – net	7,112	6,552
Provision for income tax	5,786	6,238
Manpower rightsizing program (“MRP”)	1,345	1,767
Foreign exchange losses (gains) – net	1,036	(551)
Equity share in net losses of associates and joint ventures	692	1,325
Amortization of intangible assets	112	110
Impairment on noncurrent assets	67	—
Gain on sale and leaseback of telecom towers – net of transaction costs	(331)	(3,037)
Interest income	(497)	(486)
Gains on derivative financial instruments – net	(3,404)	(727)
Others	(780)	(1,549)
Total adjustments	35,419	33,592

EBITDA from continuing operations	53,936	52,128
EBITDA from discontinued operations	—	(39)
Consolidated EBITDA	53,936	52,089

(1) To be comparable, certain items are presented in such manner that conforms with 2024.

The following table shows the reconciliation of our consolidated net income to our consolidated core income and telco core income for the six months ended June 30, 2024 and 2023:

	2024	2023
	(amounts in million Php)
Net income from continuing operations	18,517	18,536
Net loss from discontinued operations	—	(29)
Consolidated net income	18,517	18,507

Add (deduct) adjustments to continuing operations:
MRP	1,345	1,767
Foreign exchange losses (gains) – net	1,036	(555)
Amortization of debt discount from debt modification	91	89
Impairment of investments	—	70
Impairment on noncurrent assets	67	—
Core income adjustment on equity share in net loss (income) of associates and joint ventures	(55)	73
Income from prescription of liability on redeemable preferred shares	(71)	—
Net income attributable to noncontrolling interests	(104)	(56)
Gain on sale and leaseback of telecom towers - net of transaction costs	(331)	(3,037)
Gains on derivative financial instruments – net, excluding hedge costs	(3,520)	(847)
Net tax effect of aforementioned adjustments	346	588
Total adjustments	(1,196)	(1,908)

Core income from continuing operations	17,321	16,628
Core loss from discontinued operations	—	(29)
Consolidated core income	17,321	16,599

Core income from continuing operations	17,321	16,628
Add (deduct) adjustments:
Share in MIH losses	693	1,164
Gain on asset sales, net of tax	—	(230)
Total adjustments	693	934
Telco core income	18,014	17,562

Results of Operations

The following table shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expense), income (loss) before income tax, provision for (benefit from) income tax, net income (loss)/segment profit (loss), EBITDA, EBITDA margin, core income and telco core income for the six months ended June 30, 2024 and 2023. In each of the six months ended June 30, 2024 and 2023, majority of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Wireless	Fixed Line	Others	Inter-segment Transactions	Consolidated
	(amounts in million Php, except for EBITDA margin)

For the six months ended June 30, 2024
Revenues	52,999	64,106	—	(9,522)	107,583
Expenses	44,348	46,374	46	(11,302)	79,466
Other income (expenses) – net	(1,528)	3,887	(714)	(5,459)	(3,814)
Income (loss) before income tax	7,123	21,619	(760)	(3,679)	24,303
Provision for income tax	1,647	3,839	(7)	307	5,786
Net income (loss)/Segment profit (loss)	5,476	17,780	(753)	(3,986)	18,517
EBITDA	25,015	31,989	(46)	(3,022)	53,936
EBITDA margin(1)	51%	50%	—	—	52%
Core income (loss)	4,050	18,108	(760)	(4,077)	17,321
Telco core income (loss)	4,050	18,108	(67)	(4,077)	18,014

For the six months ended June 30, 2023
Revenues	51,589	59,606	—	(7,157)	104,038
Expenses	41,247	44,287	7	(7,201)	78,340
Other income (expenses) – net	1,390	(1,069)	(1,278)	33	(924)
Income (loss) before income tax	11,732	14,250	(1,285)	77	24,774
Provision for income tax	2,764	3,481	1	(8)	6,238
Net income (loss)/Segment profit (loss)	8,968	10,769	(1,286)	85	18,507
Continuing operations	8,968	10,769	(1,286)	85	18,536
Discontinued operations	—	—	—	—	(29)
EBITDA	26,682	30,387	(7)	(4,934)	52,089
Continuing operations	26,682	30,387	(7)	(4,934)	52,128
Discontinued operations	—	—	—	—	(39)
EBITDA margin(1)	57%	51%	—	—	53%
Core income (loss)	6,535	11,238	(1,159)	14	16,599
Continuing operations	6,535	11,238	(1,159)	14	16,628
Discontinued operations	—	—	—	—	(29)
Telco core income	6,535	11,008	5	14	17,562

Increase (Decrease)
Revenues	1,410	4,500	—	(2,365)	3,545
Expenses	3,101	2,087	39	(4,101)	1,126
Other income (expenses) – net	(2,918)	4,956	564	(5,492)	(2,890)
Income (loss) before income tax	(4,609)	7,369	525	(3,756)	(471)
Provision for income tax	(1,117)	358	(8)	315	(452)
Net income (loss)/Segment profit (loss)	(3,492)	7,011	533	(4,071)	10
Continuing operations	(3,492)	7,011	533	(4,071)	(19)
Discontinued operations	—	—	—	—	29
EBITDA	(1,667)	1,602	(39)	1,912	1,847
Continuing operations	(1,667)	1,602	(39)	1,912	1,808
Discontinued operations	—	—	—	—	39
Core income (loss)	(2,485)	6,870	399	(4,091)	722
Continuing operations	(2,485)	6,870	399	(4,091)	693
Discontinued operations	—	—	—	—	29
Telco core income (loss)	(2,485)	7,100	(72)	(4,091)	452

(1)
EBITDA margin for the period is measured as EBITDA from continuing operations divided by service revenues.

On a Consolidated Basis

Consolidated

Revenues

We reported consolidated revenues of Php107,583 million for the six months ended June 30, 2024, an increase of Php3,545 million, or 3%, as compared with Php104,038 million in the same period in 2023, primarily due to higher consolidated revenues from data and SMS services, partially offset by lower consolidated non-service revenues.

Our consolidated service revenues of Php103,443 million for the six months ended June 30, 2024, increased by Php4,192 million, or 4%, from Php99,251 million in the same period in 2023. Our consolidated non-service revenues of Php4,140 million for the six months ended June 30, 2024, decreased by Php647 million, or 14%, from Php4,787 million in the same period in 2023.

Consolidated service revenues, net of interconnection costs of Php6,546 million, amounted to Php96,897 million for the six months ended June 30, 2024, an increase of Php2,366 million, or 3%, from Php94,531 million in the same period in 2023.

The following table shows the breakdown of our consolidated revenues by service for the six months ended June 30, 2024 and 2023:

	Wireless	Fixed Line	Inter- segment Transactions	Consolidated
		(amounts in million Php)
For the six months ended June 30, 2024
Service Revenues
Wireless	49,073		(417)	48,656
Mobile	48,308		(391)	47,917
Fixed Wireless broadband	739		—	739
Other services	26		(26)	—
Fixed Line		63,892	(9,105)	54,787
Voice		14,463	(806)	13,657
Data		49,198	(8,168)	41,030
Home broadband		25,474	(10)	25,464
Corporate data and ICT		23,724	(8,158)	15,566
Miscellaneous		231	(131)	100
Total Service Revenues	49,073	63,892	(9,522)	103,443
Non-Service Revenues
Sale of phone units, mobile handsets, broadband data modems, devices and others	3,926	214	—	4,140
Total Non-Service Revenues	3,926	214	—	4,140
Total Revenues	52,999	64,106	(9,522)	107,583
For the six months ended June 30, 2023
Service Revenues
Wireless	47,022		(344)	46,678
Mobile	46,165		(324)	45,841
Fixed Wireless broadband	837		—	837
Other services	20		(20)	—
Fixed Line		59,386	(6,813)	52,573
Voice		12,977	(751)	12,226
Data		46,230	(5,933)	40,297
Home broadband		25,272	(13)	25,259
Corporate data and ICT		20,958	(5,920)	15,038
Miscellaneous		179	(129)	50
Total Service Revenues	47,022	59,386	(7,157)	99,251
Non-Service Revenues
Sale of phone units, mobile handsets, broadband data modems, devices and others	4,567	220	—	4,787
Total Non-Service Revenues	4,567	220	—	4,787
Total Revenues	51,589	59,606	(7,157)	104,038

The following table shows the breakdown of our consolidated revenues by business segment for the six months ended June 30, 2024 and 2023:

					Change
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Wireless	52,999	49	51,589	50	1,410	3
Fixed Line	64,106	60	59,606	57	4,500	8
Inter-segment transactions	(9,522)	(9)	(7,157)	(7)	(2,365)	(33)
Consolidated	107,583	100	104,038	100	3,545	3

Expenses

Consolidated expenses increased by Php1,126 million, or 1%, to Php79,466 million for the six months ended June 30, 2024 from Php78,340 million in the same period in 2023, primarily due to higher interconnection costs, depreciation and amortization, and noncurrent asset impairment, partially offset by lower expenses related to cost of sales and services, selling, general and administrative expenses, and provisions.

The following table shows the breakdown of our consolidated expenses by business segment for the six months ended June 30, 2024 and 2023:

					Change
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Wireless	44,348	56	41,247	53	3,101	8
Fixed Line	46,374	58	44,287	56	2,087	5
Others	46	—	7	—	39	557
Inter-segment transactions	(11,302)	(14)	(7,201)	(9)	(4,101)	(57)
Consolidated	79,466	100	78,340	100	1,126	1

Other Income (Expenses) – Net

Consolidated other expenses – net amounted to Php3,814 million for the six months ended June 30, 2024, an increase of Php2,890 million from Php924 million in the same period in 2023, primarily due to the combined effects of the following: (i) lower other income – net by Php4,064 million mainly from our Wireless business segment's lower gain on sale and leaseback of telecom towers; (ii) net foreign exchange losses of Php1,036 million in 2024 as against net foreign exchange gains of Php551 million in 2023; (iii) higher net financing costs by Php560 million; (iv) lower equity share in net losses by Php633 million; and
(v) higher gains on derivative financial instruments by Php2,677 million.

Net Income

Consolidated net income increased by Php10 million to Php18,517 million for the six months ended June 30, 2024 from Php18,507 million in the same period in 2023. The increase was mainly due to the combined effects of the following:
(i) higher consolidated revenues by Php3,545 million; (ii) higher consolidated expenses by Php1,126 million; (iii) higher consolidated other expenses by Php2,890 million; (iv) lower provision for income tax by Php452 million; and (v) net loss from discontinued operations of Php29 million in 2023. Our consolidated basic and diluted EPS decreased to Php85.09 for the six months ended June 30, 2024 from Php85.27 in the same period in 2023. Our weighted average number of outstanding common shares was approximately 216.06 million for each of the six months ended June 30, 2024 and 2023.

EBITDA

Our consolidated EBITDA amounted to Php53,936 million for the six months ended June 30, 2024, an increase of Php1,847 million, or 4%, as compared with Php52,089 million in the same period in 2023.

The following table shows the breakdown of our consolidated EBITDA by business segment for the six months ended June 30, 2024 and 2023:

					Change
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Wireless	25,015	46	26,682	51	(1,667)	(6)
Fixed Line	31,989	59	30,387	58	1,602	5
Others	(46)	—	(7)	—	(39)	(557)
Inter-segment transactions	(3,022)	(5)	(4,934)	(9)	1,912	39
Continuing operations	53,936	100	52,128	100	1,808	3
Discontinued operations	—	—	(39)	—	39	100
Consolidated	53,936	100	52,089	100	1,847	4

Core Income (Loss)

Our consolidated core income amounted to Php17,321 million for the six months ended June 30, 2024, an increase of Php722 million, or 4%, as compared with Php16,599 million in the same period in 2023, mainly on account of higher EBITDA, lower equity share in net losses of associates and joint ventures, and lower provision for income tax, partially offset by higher financing costs, and depreciation and amortization. Our consolidated basic and diluted core EPS increased to Php80.03 for the six months ended June 30, 2024 from Php76.69 in the same period in 2023.

The following table shows the breakdown of our consolidated core income by business segment for the six months ended June 30, 2024 and 2023:

					Change
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Wireless	4,050	23	6,535	39	(2,485)	(38)
Fixed Line	18,108	105	11,238	68	6,870	61
Others	(760)	(4)	(1,159)	(7)	399	34
Inter-segment transactions	(4,077)	(24)	14	—	(4,091)	(29,221)
Continuing operations	17,321	100	16,628	100	693	4
Discontinued operations	—	—	(29)	—	29	100
Consolidated	17,321	100	16,599	100	722	4

Telco Core Income

Our consolidated telco core income amounted to Php18,014 million for the six months ended June 30, 2024, an increase of Php452 million, or 3%, as compared with Php17,562 million in the same period in 2023, mainly due to higher EBITDA and lower provision for income tax, partially offset by higher financing costs, and depreciation and amortization.

The following table shows the breakdown of our consolidated telco core income by business segment for the six months ended June 30, 2024 and 2023:

					Change
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Wireless	4,050	22	6,535	37	(2,485)	(38)
Fixed Line	18,108	101	11,008	63	7,100	64
Others	(67)	—	5	—	(72)	(1,440)
Inter-segment transactions	(4,077)	(23)	14	—	(4,091)	(29,221)
Consolidated	18,014	100	17,562	100	452	3

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php52,999 million from our Wireless business segment for the six months ended June 30, 2024, an increase of Php1,410 million, or 3%, from Php51,589 million in the same period in 2023.

The following table summarizes our total revenues by service from our Wireless business segment for the six months ended June 30, 2024 and 2023:

					Increase (Decrease)
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Service Revenues:
Mobile	48,308	91	46,165	89	2,143	5
Fixed Wireless broadband	739	2	837	2	(98)	(12)
Other services(1)	26	—	20	—	6	30
Total Wireless Service Revenues	49,073	93	47,022	91	2,051	4
Non-Service Revenues:
Sale of mobile handsets and broadband data modems	3,926	7	4,567	9	(641)	(14)
Total Wireless Revenues	52,999	100	51,589	100	1,410	3

(1)
Includes facility service fees.

Service Revenues

Our wireless service revenues increased by Php2,051 million, or 4%, to Php49,073 million for the six months ended June 30, 2024 as compared with Php47,022 million in the same period in 2023, primarily due to higher revenues from our mobile services, partially offset by lower revenues from fixed wireless broadband services. As a percentage of our total wireless revenues, service revenues accounted for 93% and 91% for the six months ended June 30, 2024 and 2023, respectively.

Wireless service revenues, net of interconnection costs, amounted to Php48,602 million for the six months ended June 30, 2024, an increase of Php1,971 million, or 4%, from Php46,631 million in the same period in 2023.

Mobile Services

Our mobile service revenues amounted to Php48,308 million for the six months ended June 30, 2024, an increase of Php2,143 million, or 5%, from Php46,165 million in the same period in 2023. Mobile service revenues accounted for 98% of our wireless service revenues in each of the six months ended June 30, 2024 and 2023.

The following table shows the breakdown of our mobile service revenues for the six months ended June 30, 2024 and 2023:

					Increase (Decrease)
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Mobile Services:
Data	39,075	81	36,608	79	2,467	7
Voice	4,817	10	5,987	13	(1,170)	(20)
SMS	3,356	7	2,614	6	742	28
Inbound roaming and others(1)	1,060	2	956	2	104	11
Total	48,308	100	46,165	100	2,143	5

(1)
Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees.

Data Services

Mobile revenues from our data services, which include mobile internet, mobile broadband and other data services, increased by Php2,467 million, or 7%, to Php39,075 million for the six months ended June 30, 2024 from Php36,608 million in the same period in 2023 due to higher mobile internet revenues driven mainly by the continued strength of our mobile network, and promotion of data offers such as Power All, Double Giga and Magic Data, which cater to the needs of prepaid subscribers looking for data flexibility as consumers shift from working and studying from home to a more hybrid work and school environment, partially offset by lower mobile broadband revenues.

Data services accounted for 81% and 79% of our mobile service revenues for the six months ended June 30, 2024 and 2023, respectively.

The following table shows the breakdown of our mobile data service revenues for the six months ended June 30, 2024 and 2023:

					Increase (Decrease)
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Data Services:
Mobile internet(1)	37,342	96	34,624	95	2,718	8
Mobile broadband	1,298	3	1,538	4	(240)	(16)
Other data	435	1	446	1	(11)	(2)
Total	39,075	100	36,608	100	2,467	7

(1)
Includes revenues from web-based services, net of discounts and content provider costs.

Mobile Internet

Mobile internet service revenues increased by Php2,718 million, or 8%, to Php37,342 million for the six months ended June 30, 2024 from Php34,624 million in the same period in 2023, primarily due to new product offerings, such as Free Tiktok for All, Power All, Affordaloads, and the continued promotion of Smart Postpaid's Unli 5G plans.

Smart continues to drive Smart App, which now supports more payment solutions for top-up.

Smart is the leader in 5G coverage in the first quarter of 2024 according to Opensignal. Given this 5G coverage advantage, Smart has also rolled out 5G offers and device financing through partnerships with credit card companies to drive more users on 5G. Smart also launched iPhones on prepaid to drive 5G adoption in the prepaid category.

Mobile internet services accounted for 77% and 75% of our mobile service revenues for the six months ended June 30, 2024 and 2023, respectively.

Mobile Broadband

Mobile broadband revenues generated from the use of pocket WiFi, amounted to Php1,298 million for the six months ended June 30, 2024, a decrease of Php240 million, or 16%, from Php1,538 million in the same period in 2023, primarily due to lower mobile broadband subscriber base.

Mobile broadband services accounted for 3% of our mobile service revenues in each of the six months ended June 30, 2024 and 2023.

Other Data

Revenues from our other data services, which include value-added services (“VAS”) and domestic leased lines, decreased by Php11 million, or 2%, to Php435 million for the six months ended June 30, 2024 from Php446 million in the same period in 2023.

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php1,170 million, or 20%, to Php4,817 million for the six months ended June 30, 2024 from Php5,987 million in the same period in 2023, due to subscribers’ shift to alternative calling options, digital teleconferencing solutions, and other OTT services. Mobile voice services accounted for 10% and 13% of our mobile service revenues for the six months ended June 30, 2024 and 2023, respectively.

Domestic voice service revenues decreased by Php1,087 million, or 20%, to Php4,426 million for the six months ended June 30, 2024 from Php5,513 million in the same period in 2023, mainly due to lower traffic from domestic outbound voice services.

International voice service revenues decreased by Php83 million, or 18%, to Php391 million for the six months ended June 30, 2024 from Php474 million in the same period in 2023 resulting from the declining trend of international inbound voice traffic due to subscribers’ shift to application-based form of communications and other OTT services.

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services, increased by Php742 million, or 28%, to Php3,356 million for the six months ended June 30, 2024 from Php2,614 million in the same period in 2023, mainly due to the increase in application-to-person (“A2P”) service revenues. Mobile SMS services accounted for 7% and 6% of our mobile service revenues for the six months ended June 30, 2024 and 2023, respectively.

Inbound Roaming and Others

Mobile revenues from inbound roaming and other services increased by Php104 million, or 11%, to Php1,060 million for the six months ended June 30, 2024 from Php956 million in the same period in 2023, primarily due to higher other subscriber-related revenues.

Subscriber Base, ARPU and Churn Rates

R.A. No. 11934 or the SIM Registration Act took effect on October 28, 2022. Under this law, all end-users are required to register their SIMs with public telecommunications entities (“PTEs”) as a pre-requisite to the activation thereof. On September 18, 2023, the NTC issued Memorandum Order No. ###-##-#### providing for guidelines for PTEs in the conduct of processes to verify submitted information and data by end-users of SIMs under the SIM Registration Act and its IRR.

The following table shows our mobile subscriber base as at June 30, 2024 and 2023:

			Increase (Decrease)
	2024	2023	Amount	%
Mobile subscriber base(1)
Prepaid	58,574,596	60,891,135	(2,316,539)	(4)
Smart	22,550,066	23,486,725	(936,659)	(4)
TNT	36,024,530	37,404,410	(1,379,880)	(4)
Postpaid	2,185,028	2,062,683	122,345	6
Total	60,759,624	62,953,818	(2,194,194)	(3)

(1)
Includes mobile broadband subscribers.

In view of the SIM Registration Act, we recognize a prepaid mobile subscriber as active upon registration of the SIM card. Beginning the fourth quarter of 2023, we consider a prepaid mobile subscriber as churned if the subscriber does not reload within 180 days after the full usage or expiry of the last reload, and does not latch to the network within 180 days.

The average monthly churn rates for Smart Prepaid subscribers were 1.4% and 3.9% for the six months ended June 30, 2024 and 2023, respectively, while the average monthly churn rates for TNT subscribers were 1.4% and 4.3% for the six months ended June 30, 2024 and 2023, respectively.

The average monthly churn rates for Postpaid subscribers were 1.1% and 1.4% for the six months ended June 30, 2024 and 2023, respectively.

Smart introduced the first prepaid eSIM in the country in July 2023 and introduced digital delivery of eSIMs in September 2023. Smart enabled physical SIM to eSIM upgrades in the second quarter of 2024 to help mitigate churn.

The following table summarizes our average monthly ARPUs for the six months ended June 30, 2024 and 2023:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2024	2023	Amount	%	2024	2023	Amount	%
	(amounts in Php)
Prepaid
Smart	135	124	11	9	122	108	14	13
TNT	114	99	15	15	103	89	14	16
Postpaid	737	721	16	2	697	681	16	2

(1)
Gross monthly ARPU is calculated by dividing gross mobile service revenues for the period, including interconnection income, but excluding inbound roaming revenues, gross of discounts, and content provider costs, by the average number of subscribers in the period.
(2)
Net monthly ARPU is calculated by dividing gross mobile service revenues for the period, including interconnection income, but excluding inbound roaming revenues, net of discounts, and content provider costs, by the average number of subscribers in the period.

Fixed Wireless Broadband

Revenues from our Fixed Wireless Broadband services amounted to Php739 million for the six months ended June 30, 2024, a decrease of Php98 million, or 12%, from Php837 million in the same period in 2023 primarily due to lower subscriber base.

Other Services

Revenues from our other services amounted to Php26 million for the six months ended June 30, 2024, an increase of Php6 million, or 30%, from Php20 million in the same period in 2023.

Non-Service Revenues

Our wireless non-service revenues consist of sale of mobile handsets, broadband data routers, and devices. Our wireless non-service revenues decreased by Php641 million, or 14%, to Php3,926 million for the six months ended June 30, 2024 from Php4,567 million in the same period in 2023, primarily due to a lower number of mobile handsets issued.

Expenses

Expenses associated with our Wireless business segment amounted to Php44,348 million for the six months ended June 30, 2024, an increase of Php3,101 million, or 8%, from Php41,247 million in the same period in 2023. The increase was attributable to higher expenses related to selling, general and administrative expenses, depreciation and amortization, and interconnection costs, partially offset by lower cost of sales and services, and provisions. As a percentage of our total wireless revenues, expenses associated with our Wireless business segment accounted for 84% and 80% for the six months ended June 30, 2024 and 2023, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the six months ended June 30, 2024 and 2023 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Selling, general and administrative expenses	22,064	50	18,761	46	3,303	18
Depreciation and amortization	16,252	37	15,368	37	884	6
Cost of sales and services	5,151	11	6,251	15	(1,100)	(18)
Interconnection costs	471	1	391	1	80	20
Provisions	410	1	476	1	(66)	(14)
Total	44,348	100	41,247	100	3,101	8

Selling, general and administrative expenses increased by Php3,303 million, or 18%, to Php22,064 million, primarily due to higher expenses related to rent, repairs and maintenance, and taxes and licenses, partially offset by lower expenses related to compensation and employee benefits, mainly due to lower MRP expenses, and selling and promotions.

Depreciation and amortization charges increased by Php884 million, or 6%, to Php16,252 million, mainly on account of higher amortization of capitalized leases arising from the sale and leaseback of telecom towers and higher depreciation of property and equipment primarily due to newly capitalized property and equipment.

Cost of sales and services decreased by Php1,100 million, or 18%, to Php5,151 million, primarily due to lower number of units issued for mobile handsets, and lower SIM registration and SIM printing costs.

Interconnection costs increased by Php80 million, or 20%, to Php471 million, primarily due to higher interconnection costs on A2P transactions.

Provisions decreased by Php66 million, or 14%, to Php410 million, primarily due to lower provision for expected credit losses and contract assets, partially offset by higher provision for inventory obsolescence.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total wireless-related other income (expenses) – net for the six months ended June 30, 2024 and 2023:

			Change
	2024	2023	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Gains on derivative financial instruments – net	1,420	100	1,320	1,320
Interest income	375	335	40	12
Foreign exchange gains – net	179	445	(266)	(60)
Financing costs – net	(4,651)	(4,404)	(247)	(6)
Other income – net	1,149	4,914	(3,765)	(77)
Total	(1,528)	1,390	(2,918)	(210)

Our Wireless business segment’s other expenses – net amounted to Php1,528 million for the six months ended June 30, 2024, a change of Php2,918 million as against other income – net of Php1,390 million in the same period in 2023, primarily due to the combined effects of the following: (i) lower other income – net by Php3,765 million mainly due to lower gain on sale and leaseback of telecom towers, gross of transaction costs, which decreased by Php3,069 million to Php571 million for the six months ended June 30, 2024 from Php3,640 million in the same period in 2023; (ii) higher net financing costs by Php247 million mainly due to higher interest rates and higher weighted average outstanding principal amounts, partially offset by higher capitalized interest; (iii) lower net foreign exchange gains by Php266 million mainly on account of revaluation of net foreign currency-denominated liabilities due to the depreciation of the Philippine peso relative to the U.S. dollar for the six months ended June 30, 2024 as compared to the appreciation of the Philippine peso relative to the U.S. dollar in the same period in 2023;
(iv) higher interest income by Php40 million; and (v) higher gains on derivative financial instruments by Php1,320 million due mainly to the depreciation of the Philippine peso relative to the U.S. dollar for the six months ended June 30, 2024 as compared to the appreciation of the Philippine peso relative to the U.S. dollar in the same period in 2023.

Provision for Income Tax

Provision for income tax amounted to Php1,647 million for the six months ended June 30, 2024, a decrease of Php1,117 million, or 40%, from Php2,764 million in the same period in 2023, mainly due to lower net income before tax.

Net Income

As a result of the foregoing, our Wireless business segment’s net income decreased by Php3,492 million, or 39%, to Php5,476 million for the six months ended June 30, 2024 from Php8,968 million in the same period in 2023.

EBITDA

Our Wireless business segment’s EBITDA decreased by Php1,667 million, or 6%, to Php25,015 million for the six months ended June 30, 2024 from Php26,682 million in the same period in 2023. EBITDA margin decreased to 51% for the six months ended June 30, 2024 from 57% in the same period in 2023.

Core Income

Our Wireless business segment’s core income decreased by Php2,485 million, or 38%, to Php4,050 million for the six months ended June 30, 2024 from Php6,535 million in the same period in 2023, mainly on account of lower EBITDA and miscellaneous income, and higher depreciation and amortization, partially offset by lower provision for income tax.

Fixed Line

Revenues

Revenues generated from our Fixed Line business segment amounted to Php64,106 million for the six months ended June 30, 2024, an increase of Php4,500 million, or 8%, from Php59,606 million in the same period in 2023.

The following table summarizes our total revenues by service from our Fixed Line business segment for the six months ended June 30, 2024 and 2023:

					Increase (Decrease)
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Service Revenues:
Data	49,198	77	46,230	78	2,968	6
Voice	14,463	23	12,977	22	1,486	11
Miscellaneous	231	—	179	—	52	29
Total Fixed Line Service Revenues	63,892	100	59,386	100	4,506	8
Non-Service Revenues:
Sale of phone units, devices and others	214	—	220	—	(6)	(3)
Total Fixed Line Revenues	64,106	100	59,606	100	4,500	8

Service Revenues

Our fixed line service revenues increased by Php4,506 million, or 8%, to Php63,892 million for the six months ended June 30, 2024 from Php59,386 million in the same period in 2023, primarily due to higher revenues from our data, voice and miscellaneous services.

Fixed Line service revenues, net of interconnection costs, amounted to Php57,003 million for the six months ended June 30, 2024, an increase of Php2,704 million, or 5%, from Php54,299 million in the same period in 2023.

Data Services

Our data services, which include Home broadband, corporate data, and ICT portfolio with data center, cloud, cyber security, and managed IT offerings, posted revenues of Php49,198 million for the six months ended June 30, 2024, an increase of Php2,968 million, or 6%, from Php46,230 million in the same period in 2023, primarily due to higher revenues from corporate data and leased lines, ICT and Home broadband services. The percentage contribution of this service segment to our fixed line service revenues accounted for 77% and 78% for the six months ended June 30, 2024 and 2023, respectively.

The following table shows information of our data service revenues for the six months ended June 30, 2024 and 2023:

			Increase
	2024	2023	Amount	%
	(amounts in million Php)
Data service revenues	49,198	46,230	2,968	6
Home broadband	25,474	25,272	202	1
Corporate data and ICT	23,724	20,958	2,766	13

Home Broadband

Home broadband data revenues amounted to Php25,474 million for the six months ended June 30, 2024, an increase of Php202 million, or 1%, from Php25,272 million in the same period in 2023, mainly driven by the increasing demand for broadband services. Home broadband revenues accounted for 52% and 55% of fixed line data service revenues for the six months ended June 30, 2024 and 2023, respectively.

Corporate Data and ICT

Corporate data services amounted to Php20,106 million for the six months ended June 30, 2024, an increase of Php2,468 million, or 14%, as compared with Php17,638 million in the same period in 2023, mainly due to the sustained demand for broadband internet and data networking services. Corporate data revenues accounted for 41% and 38% of our total data service revenues for the six months ended June 30, 2024 and 2023, respectively.

ICT revenues increased by Php298 million, or 9%, to Php3,618 million for the six months ended June 30, 2024 from Php3,320 million in the same period in 2023, mainly due to higher revenues from managed IT and cloud services. The percentage contribution of this service segment to our total data service revenues accounted for 7% in each of six months ended June 30, 2024 and 2023.

Voice Services

Revenues from our voice services increased by Php1,486 million, or 11%, to Php14,463 million for the six months ended June 30, 2024 from Php12,977 million in the same period in 2023, primarily due to higher revenues from international services of PLDT Global driven by higher traffic volume. The percentage contribution of voice service revenues to our fixed line service revenues accounted for 23% and 22% for the six months ended June 30, 2024 and 2023, respectively.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from management fees and rentals. These service revenues increased by Php52 million, or 29%, to Php231 million for the six months ended June 30, 2024 from Php179 million in the same period in 2023.

Non-service Revenues

Non-service revenues decreased by Php6 million, or 3%, to Php214 million for the six months ended June 30, 2024 from Php220 million in the same period in 2023, primarily due to lower sale of devices.

Expenses

Expenses related to our Fixed Line business segment totaled Php46,374 million for the six months ended June 30, 2024, an increase of Php2,087 million, or 5%, as compared with Php44,287 million in the same period in 2023. The increase was primarily due to higher interconnection costs, selling, general and administrative expenses, cost of sales and services, and noncurrent asset impairment, partially offset by lower depreciation and amortization, and provisions. As a percentage of our total fixed line revenues, expenses associated with our Fixed Line business segment accounted for 72% and 74% for the six months ended June 30, 2024 and 2023, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the six months ended June 30, 2024 and 2023 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2024	%	2023	%	Amount	%
	(amounts in million Php)

Selling, general and administrative expenses	23,258	50	22,519	51	739	3
Depreciation and amortization	12,824	28	13,560	31	(736)	(5)
Interconnection costs	6,889	15	5,087	11	1,802	35
Cost of sales and services	1,764	4	1,450	3	314	22
Provisions	1,572	3	1,671	4	(99)	(6)
Asset impairment	67	—	—	—	67	100
Total	46,374	100	44,287	100	2,087	5

Selling, general and administrative expenses increased by Php739 million, or 3%, to Php23,258 million primarily due to higher expenses related to rent, selling and promotions, compensation and employee benefits, communication, training and travel, and insurance and security services, partially offset by lower expenses related to repairs and maintenance, and professional and other contracted services.

Depreciation and amortization charges decreased by Php736 million, or 5%, to Php12,824 million mainly due to lower amortization of subscriber contract cost to fulfill and capitalized leases, partially offset by higher depreciation of property and equipment mainly on account of capitalized expenditures for the period.

Interconnection costs increased by Php1,802 million, or 35%, to Php6,889 million, primarily due to higher international interconnection costs of PLDT Global driven by higher traffic volume.

Cost of sales and services increased by Php314 million, or 22%, to Php1,764 million, primarily due to higher cost of services, mainly from higher cost of content and managed IT services.

Provisions decreased by Php99 million, or 6%, to Php1,572 million, primarily due to lower provision for expected credit losses.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total fixed line-related other income (expenses) – net for the six months ended June 30, 2024 and 2023:

			Change
	2024	2023	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Gains on derivative financial instruments – net	1,984	627	1,357	216
Interest income	129	165	(36)	(22)
Equity share in net losses of associates and joint ventures	(28)	(110)	82	75
Foreign exchange gains (losses) – net	(1,212)	119	(1,331)	(1,118)
Financing costs – net	(3,377)	(3,258)	(119)	(4)
Other income – net	6,391	1,388	5,003	360
Total	3,887	(1,069)	4,956	464

Our Fixed Line business segment’s other income amounted to Php3,887 million for the six months ended June 30, 2024, a change of Php4,956 million from other expenses – net of Php1,069 million in the same period in 2023, primarily due to the combined effects of the following: (i) higher other income – net by Php5,003 million mainly due to higher dividend income recognized from the subsidiaries of our Wireless business segment; (ii) higher net gains on derivative financial instruments by Php1,357 million due mainly to the depreciation of the Philippine peso relative to the U.S. dollar in 2024 as compared to the appreciation of the Philippine peso relative to the U.S. dollar in 2023; (iii) lower equity share in net losses of associates and joint ventures by Php82 million; (iv) lower interest income by Php36 million; (v) higher net financing costs by Php119 million mainly due to higher interest rates, and accretion on lease liabilities, partially offset by higher capitalized interest; and (vi) net foreign exchange losses of Php1,212 million for the six months ended June 30, 2024 as against net foreign exchange gains of Php119 million in the same period in 2023 mainly on account of revaluation of net foreign currency-denominated liabilities due mainly to the depreciation of the Philippine peso relative to the U.S. dollar in 2024 as compared to the appreciation of the Philippine peso relative to the U.S. dollar in 2023.

Provision for Income Tax

Provision for income tax amounted to Php3,839 million for the six months ended June 30, 2024, an increase of Php358 million, or 10%, from Php3,481 million in the same period in 2023, mainly due to higher net income before tax.

Net Income

As a result of the foregoing, our Fixed Line business segment registered a net income of Php17,780 million for the six months ended June 30, 2024, an increase of Php7,011 million, or 65%, as compared with Php10,769 million in the same period in 2023.

EBITDA

Our Fixed Line business segment’s EBITDA increased by Php1,602 million, or 5%, to Php31,989 million for the six months ended June 30, 2024 from Php30,387 million in the same period in 2023. EBITDA margin decreased to 50% for the six months ended June 30, 2024 from 51% in the same period in 2023.

Core Income

Our Fixed Line business segment’s core income increased by Php6,870 million, or 61%, to Php18,108 million for the six months ended June 30, 2024 from Php11,238 million in the same period in 2023, primarily due to higher EBITDA and other income, and lower depreciation and amortization expenses, partially offset by higher provision for income tax.

Others

Revenues

Revenues generated from our Other business segment amounted to nil for each of the six months ended June 30, 2024 and 2023.

Expenses

Expenses related to our Other business segment increased by Php39 million to Php46 million for the six months ended June 30, 2024 from Php7 million in the same period in 2023.

Other Income (Expenses) – Net

The following table summarizes the breakdown of other income (expenses) – net for Other business segment for the six months ended June 30, 2024 and 2023:

			Change
	2024	2023	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Interest income	8	4	4	100
Foreign exchange losses – net	(64)	(72)	8	11
Equity share in net losses of associates and joint ventures	(664)	(1,215)	551	45
Other income – net	6	5	1	20
Total	(714)	(1,278)	564	44

Our Other business segment’s other expenses – net amounted to Php714 million for the six months ended June 30, 2024, a decrease of Php564 million, or 44%, from Php1,278 million in the same period in 2023, primarily due to the combined effects of the following: (i) lower equity share in net losses of associates and joint ventures by Php551 million mainly due to lower equity share in net losses in MIH; (ii) lower net foreign exchange losses by Php8 million; and (iii) higher interest income by Php4 million.

Net Loss

As a result of the foregoing, our Other business segment registered a net loss of Php753 million for the six months ended June 30, 2024, a decrease of Php533 million, or 41%, from Php1,286 million in the same period in 2023.

Core Loss

Our Other business segment’s core loss amounted to Php760 million for the six months ended June 30, 2024, a decrease of Php399 million, or 34%, from Php1,159 million in the same period in 2023.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the six months ended June 30, 2024 and 2023, as well as our consolidated capitalization and other consolidated selected financial data as at June 30, 2024 and December 31, 2023:

	Six months ended June 30,
	2024	2023
	(amounts in million Php)
Cash Flows
Net cash flows provided by operating activities	51,029	42,905
Net cash flows used in investing activities	(37,936)	(46,603)
Payment for purchase of property and equipment, including capitalized interest	(37,457)	(56,544)
Net cash flows used in financing activities	(18,841)	(5,032)
Net decrease in cash and cash equivalents	(4,211)	(9,026)

	June 30,	December 31,
	2024	2023
	(amounts in million Php)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	251,950	243,152

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	11,424	11,646
Total interest-bearing financial liabilities	263,374	254,798
Total equity attributable to equity holders of PLDT	112,928	105,218
	376,302	360,016

Other Selected Financial Data
Total assets	627,527	609,519
Property and equipment	305,639	287,103
Cash and cash equivalents	11,966	16,177
Short-term investments	389	391

Our consolidated cash and cash equivalents and short-term investments totaled Php12,355 million as at June 30, 2024. Principal sources of consolidated cash and cash equivalents in 2024 were cash flows from operating activities amounting to Php51,029 million, proceeds from availment of long-term debt of Php14,200 million, proceeds from disposal of property and equipment of Php1,737 million, mainly proceeds from the sale and leaseback of telecom towers, interest received of Php480 million and proceeds from redemption of investment in debt securities of Php200 million. These funds were used principally for: (1) purchase of property and equipment, including capitalized interest, of Php37,457 million; (2) long-term debt principal and interest payments of Php7,966 million and Php4,858 million, respectively; (3) cash dividends paid of Php10,032 million; (4) settlement of obligations under lease liabilities of Php6,146 million; (5) payment for redemption of perpetual notes of Php4,200 million; and
(6) payment for acquisition of investment in associates and joint ventures of Php2,976 million, mainly PLDT's investment in Radius Telecom Inc. (Radius) and PCEV's additional investment in MIH.

Our consolidated cash and cash equivalents and short-term investments totaled Php16,452 million as at June 30, 2023. Principal sources of consolidated cash and cash equivalents in 2023 were cash flows from operating activities amounting to Php42,905 million, proceeds from availment of long-term debt of Php25,500 million, proceeds from disposal of property and equipment of Php9,673 million, mainly proceeds from the sale and leaseback of telecom towers, interest received of Php471 million and proceeds from maturity of short-term investments of Php440 million. These funds were used principally for: (1) purchase of property and equipment, including capitalized interest, of Php56,544 million; (2) cash dividends paid of Php12,736 million;
(3) long-term debt principal and interest payments of Php2,687 million and Php4,479 million, respectively; (4) settlement of obligations under lease liabilities of Php5,570 million; (5) payment of short-term debt of Php4,000 million; and (6) settlement of derivative financial instruments of Php800 million.

Operating Activities

Our consolidated net cash flows provided by operating activities increased by Php8,124 million, or 19%, to Php51,029 million for the six months ended June 30, 2024 from Php42,905 million in the same period in 2023 primarily due to lower level of settlement of accounts payable and accrued expenses and other current liabilities, higher operating income and higher level of collection of accounts receivable, partially offset by higher prepayments and higher income taxes paid.

Cash flows provided by operating activities of our Wireless business segment decreased by Php313 million, or 1%, to Php37,278 million for the six months ended June 30, 2024 from Php37,591 million in the same period in 2023, primarily due to higher prepayments, higher level of settlement of accrued expenses and other current liabilities, and lower level of collection of accounts receivable, partially offset by lower level of settlement of accounts payable and lower inventories. Cash flows provided by operating activities of our Fixed Line business segment decreased by Php6,373 million, or 24%, to Php19,947 million for the six months ended June 30, 2024 from Php26,320 million in the same period in 2023, primarily due to lower level of collection of accounts receivable, higher level of settlement of accounts payable and higher prepayments, partially offset by lower level of settlement of accrued expenses and other current liabilities, and higher operating income. Cash flows used in operating activities of our Other business segment increased by Php36 million, or 4%, to Php1,025 million for the six months ended June 30, 2024 from Php989 million in the same period in 2023, primarily due to higher level of settlement of accounts payable, partially offset by higher level of collection of accounts receivable.

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php37,936 million for the six months ended June 30, 2024, a decrease of Php8,667 million, or 19%, from Php46,603 million in the same period in 2023, primarily due to the combined effects of the following: (1) lower payment for purchase of property and equipment, including capitalized interest, by Php19,087 million; (2) proceeds from redemption of investment in debt securities of Php200 million in 2024; (3) lower net proceeds from maturity of short-term investments by Php115 million; (4) higher payment for acquisition of investment in associates and joint ventures by Php2,905 million, mainly PLDT's investment in Radius and PCEV's additional investment in MIH; and (5) lower proceeds from disposal of property and equipment by Php7,936 million, mainly lower proceeds from the sale and leaseback of telecom towers.

Our consolidated payment for purchase of property and equipment, including capitalized interest, for the six months ended June 30, 2024 totaled Php37,457 million, a decrease of Php19,087 million, or 34%, as compared with Php56,544 million in the same period in 2023. Smart’s payment for purchase of property and equipment, including capitalized interest, decreased by Php14,262 million, or 40%, to Php21,450 million for the six months ended June 30, 2024 from Php35,712 million in the same period in 2023. PLDT’s payment for purchase of property and equipment, including capitalized interest, decreased by Php6,593 million, or 34%, to Php12,832 million for the six months ended June 30, 2024 from Php19,425 million in the same period in 2023. The balance represents other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Financing Activities

On a consolidated basis, cash flows used in financing activities amounted to Php18,841 million for the six months ended June 30, 2024, an increase of Php13,809 million from Php5,032 million in the same period in 2023, primarily due to the combined effects of the following: (1) lower proceeds from availment of long-term debt by Php11,300 million; (2) higher payment of long-term debt by Php5,279 million; (3) payment for redemption of perpetual notes of Php4,200 million in 2024; (4) payment of short-term debt of Php4,000 million in 2023; (5) lower cash dividends paid by Php2,704 million; and (6) collection from derivative financial instruments of Php319 million in 2024 as against settlement of Php800 million in 2023.

Debt Financing

Proceeds from availment of long-term debt for the six months ended June 30, 2024 amounted to Php14,200 million mainly from PLDT, Smart and ePLDT's drawings related to refinancing of maturing debt obligations, financing of capital expenditure requirements, and redemption of Smart's perpetual notes. Payments of principal on long-term debt amounted to Php7,966 million, while payments of interest on our total debt amounted to Php4,851 million for the six months ended June 30, 2024.

Our consolidated long-term and short-term debts increased by Php8,576 million, or 3%, to Php263,374 million as at June 30, 2024 from Php254,798 million as at December 31, 2023 primarily due to drawings from our long-term facilities and the revaluation of foreign currency-denominated debt, partially offset by debt amortizations. As at June 30, 2024, PLDT’s long-term and short-term debt level increased by Php5,326 million, or 3%, to Php161,198 million from Php155,872 million as at December 31, 2023, Smart’s long-term and short-term debt level increased by Php1,784 million, or 2%, to Php95,746 million as at June 30, 2024 from Php93,962 million as at December 31, 2023, and ePLDT's long-term debt level increased by Php1,466 million, or 30%, to Php6,430 million from Php4,964 million as at December 31, 2023.

See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying unaudited consolidated financial statements for a more detailed discussion of our long-term and short-term debts.

Debt Covenants

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

As at June 30, 2024 and December 31, 2023, we are in compliance with all of our debt covenants.

See Note 20 – Interest-bearing Financial Liabilities – Compliance with Debt Covenants to the accompanying unaudited consolidated financial statements for a more detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flows from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months; however, we may finance a portion of these from external sources if we consider it prudent to do so.

The following table shows the dividends declared to shareholders for the six months ended June 30, 2024 and 2023:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million Php, except per share amount)
For the six months ended June 30, 2024
Common
Regular Dividend	March 7, 2024	March 21, 2024	April 5, 2024	46	9,938

Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 30, 2024	February 14, 2024	March 15, 2024	—	12
	May 9, 2024	May 24, 2024	June 15, 2024	—	13

Voting Preferred Stock	March 21, 2024	April 5, 2024	April 15, 2024	—	2
	June 11, 2024	June 28, 2024	July 15, 2024	—	3
Charged to Retained Earnings					9,968

For the six months ended June 30, 2023
Common
Regular Dividend	March 23, 2023	April 11, 2023	April 24, 2023	45	9,722
Special Dividend	March 23, 2023	April 11, 2023	April 24, 2023	14	3,025

Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 31, 2023	February 27, 2023	March 15, 2023	—	12
	May 4, 2023	May 19, 2023	June 15, 2023	—	12

Voting Preferred Stock	March 2, 2023	March 17, 2023	April 15, 2023	—	3
	June 13, 2023	June 28, 2023	July 15, 2023	—	3
Charged to Retained Earnings					12,777

(1)
Dividends were declared based on total amount paid up.

Our dividends declared after June 30, 2024 are as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million Php, except per share amount)
Common
Regular Dividend	August 13, 2024	August 27, 2024	September 11, 2024	50	10,803
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	August 13, 2024	August 28, 2024	September 15, 2024	—	12

Voting Preferred Stock	August 13, 2024	September 16, 2024	October 15, 2024	—	3
Charged to Retained Earnings					10,818

(1)
Dividends were declared based on total amount paid up.

See Note 19 – Equity to the accompanying unaudited consolidated financial statements for further details.

Changes in Financial Conditions

Assets

Our total assets amounted to Php627,527 million as at June 30, 2024, an increase of Php18,008 million, or 3%, from Php609,519 million as at December 31, 2023, primarily due to higher noncurrent assets by Php22,559 million, or 4%, partially offset by lower current assets by Php4,551 million, or 6%.

Noncurrent Assets

Property and equipment increased by Php18,536 million, or 6%, mainly due to capital expenditures, partially offset by depreciation and disposal for the period including sale to tower companies.

Right-of-use assets increased by Php4,384 million, or 13%, mainly due to the leaseback of telecom assets sold to tower companies, partially offset by depreciation for the period.

Investments in associates and joint ventures increased by Php2,259 million, or 4%, mainly due to investment in Radius and MIH, partially offset by equity share in net losses of MIH and other associates and joint ventures.

Deferred income tax assets decreased by Php3,014 million, or 17%, mainly due to lower deferred tax on unearned revenues, and pension and other employee benefits.

Goodwill and intangible assets decreased by Php22 million mainly due to amortization of franchise and other intangibles for the period.

Other noncurrent assets increased by Php416 million mainly due to higher derivative financial assets – net of current portion.

Current Assets

Cash and cash equivalents decreased by Php4,211 million, or 26%, mainly due to the combined effects of cash flows provided by operating activities of Php51,029 million, cash flows used in investing activities of Php37,936 million, and cash flows used in financing activities of Php18,841 million.

Trade and other receivables increased by Php1,864 million, or 7%, mainly due to higher receivables from corporate subscribers.

Inventories and supplies decreased by Php1,323 million, or 40%, mainly due to net issuances of commercial and network inventories.

Other current assets decreased by Php881 million, or 4%, mainly due to lower assets classified as held-for-sale.

Liabilities

Our total liabilities amounted to Php513,260 million as at June 30, 2024, an increase of Php14,127 million, or 3%, from Php499,133 million as at December 31, 2023, primarily due to higher noncurrent liabilities by Php10,352 million, or 3%, and higher current liabilities by Php3,775 million, or 2%.

Noncurrent and current interest-bearing financial liabilities increased by Php8,576 million, or 3%, primarily due to drawings from our long-term facilities and the revaluation of foreign currency-denominated debt, partially offset by debt amortizations.

Other noncurrent liabilities increased by Php1,554 million, or 3%, primarily due to higher lease liabilities – net of current portion, partially offset by lower pension and other employee benefits.

Accounts payable increased by Php9,866 million, or 12%, primarily due to higher payables to suppliers and contractors.

Other current liabilities decreased by Php5,869 million, or 6%, primarily due to lower income tax payable and accrued expenses and other current liabilities.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

The PLDT Board of Directors approved the amendment of our dividend policy on August 2, 2016, reducing our dividend payout rate to 60% of our core earnings per share as regular dividends. This was in view of our elevated capital expenditures to build-out a robust, superior network to support the continued growth of data traffic, plans to invest in new adjacent businesses that will complement the current business and provide future sources of profits and dividends, and management of our cash and gearing levels. We began basing our dividend payout on telco core income in 2019. In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs. Depending on business funding requirements and investment opportunities, we may consider the option of returning additional cash to our shareholders in the form of special dividends of up to the balance of our core earnings or to undertake share buybacks. We were able to pay out approximately 100% of our core earnings for seven consecutive years from 2007 to 2013, approximately 90% of our core earnings for 2014, 75% of our core earnings for 2015, 60% of our core earnings from 2016 to 2018, and 60% of our telco core income from 2019 to 2023. In addition, we paid special dividends of 28% of our telco core earnings in 2022, bringing the total payout ratio to 88% for that year. The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, are not available for distribution unless realized in the form of dividends from such subsidiaries. Dividends are generally paid in Philippine pesos. In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines, as the dividend-disbursing agent, converts the Philippine peso dividends into U.S. dollars at the prevailing exchange rate and remits the dollar dividends abroad, net of any applicable withholding tax and fees, in the case of the American Depositary Shares (“ADS”).

Our subsidiaries pay dividends subject to the requirements of applicable laws and regulations and availability of unrestricted retained earnings, without any restriction imposed by the terms of contractual agreements. Notwithstanding the foregoing, the subsidiaries of PLDT may, at any time, declare and pay such dividends depending upon the results of operations and future projects and plans, the respective subsidiary’s earnings, cash flow, financial condition, capital investment requirements and other factors.

Consolidated cash dividend payments amounted to Php10,032 million for the six months ended June 30, 2024 as compared with Php12,736 million paid to shareholders in the same period in 2023.

Contractual Obligations and Commercial Commitments

Contractual Obligations

Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php157,662 million and Php151,062 million as at June 30, 2024 and December 31, 2023, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities to the accompanying unaudited consolidated financial statements.

Commercial Commitments

Major Network Vendors

Since the last quarter of 2022, we have engaged in discussions with major network vendors regarding the status of the PLDT Group’s capital expenditure commitments and related outstanding balances. These discussions resulted in a number of Settlement and Mutual Release Agreements, or SMRAs, signed between us and the vendors, taking into consideration our program priorities and current business requirements. The significant commitment in respect of major network vendors amounted to about Php33,000 million, net of advances, as a result of the signing of the SMRAs in March 2023. As at June 30, 2024, such commitment was reduced to Php4,400 million, net of advances and deliveries.

Moreover, new purchase orders relating to the same major network vendors issued in 2023 and 2024 amounted to Php18,100 million, net of advances and deliveries.

Other Capital Expenditure Vendors

Commitments related to non-major capital expenditure vendors amounted to Php15,600 million, net of advances and deliveries as of June 30, 2024.

We have no outstanding commercial commitments, in the form of letters of credit, as at June 30, 2024 and December 31, 2023.

Quantitative and Qualitative Disclosures about Market Risks

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks. We also monitor the market price risk arising from all financial instruments.

For further discussions of these risks, see Note 27 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

The following table sets forth the estimated consolidated fair values of our financial assets and liabilities recognized as at June 30, 2024 and December 31, 2023 other than those whose carrying amounts are reasonable approximations of fair values:

	Fair Values
	June 30,	December 31,
	2024	2023
	(amounts in million Php)
Noncurrent Financial Assets
Debt instruments at amortized cost	360	387
Other financial assets – net of current portion	2,525	3,184
Total noncurrent financial assets	2,885	3,571
Noncurrent Financial Liabilities
Interest-bearing financial liabilities	239,907	232,195
Customers’ deposits	1,446	1,425
Deferred credits and other noncurrent liabilities	37	225
Total noncurrent financial liabilities	241,390	233,845

The following table sets forth the amount of gains (losses) recognized for the financial assets and liabilities for the six months ended June 30, 2024 and three months ended March 31, 2024:

	June 30,	March 31,
	2024	2024
	(amounts in million Php)
Profit and Loss
Interest income	497	269
Gains on derivative financial instruments – net	3,404	761
Accretion on financial liabilities	(181)	(90)
Interest on loans and other related items	(6,429)	(3,107)
Other Comprehensive Income
Net fair value losses on cash flow hedges – net of tax	(762)	(77)

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines for the six months ended June 30, 2024 and 2023 were 3.5% and 7.2%, respectively. The BSP’s latest estimates indicate that the average inflation will be at 3% to 4% in 2024. The risks to the inflation outlook are continuing constraints in the supply of key food items, the adverse impact of climate change on food and electricity prices, and the effects of potential increases in transport fares and minimum wages. Alternatively, a weaker global economic recovery may cause inflation for 2024 to be lower than the forecasts.

PART II – OTHER INFORMATION

Investment of Kayana Solutions Inc. (“Kayana”), formerly Limitless Growth Ventures Inc., in Multipay Corporation (“Multipay”)

On August 1, 2024, Kayana entered into a Share Purchase Agreement with Multisys for the 100% acquisition of Multipay for a total consideration of Php250 million. The transaction was paid and closed on August 1, 2024.

Investment of Kayana in CIS Bayad Center, Inc. (“Bayad”)

On July 23, 2024, Kayana entered into a Deed of Sale of Shares with Corporate Information Solutions, Inc. for the purchase of 10% minority interest in Bayad for a total consideration of Php320 million. The transaction was paid and closed on July 31, 2024.

Investment in Radius

On April 30, 2024, PLDT Inc. invested Php2,116 million in 2,491,516 common shares, or 34.9% equity interest in Radius. This investment is a strategic move to increase PLDT’s market share through a harmonious integration of solution capabilities and market coverage.

Investment in Class C2 Convertible Preference Shares

On April 5, 2024, PCEV paid a consideration of US$15.3 million or Php857 million for 6.7 million MIH class C2 convertible preferred shares and received a warrant certificate amounting to US$6.1 million, thereby increasing PCEV’s ownership in MIH from 36.97% to 37.66%.

Php1.0 billion Green Loan Facility from HSBC Philippines

On March 6, 2024, PLDT secured a 5-year Php1.0 billion Green Loan Facility from HSBC Philippines to partially fund the company’s ongoing nationwide modernization and expansion of its fiber network. The upgrade of the network to fiber and the resultant energy efficient operations support the PLDT Group decarbonization roadmap and sustainability agenda.

Investment of PCEV in Maya Bank

On February 15, 2024, PCEV entered into additional subscription agreements with Voyager Finserve Corporation (“VFC”) and Paymaya Finserve Corporation (“PFC”) (collectively known as Bank Holdcos) to subscribe to 5.3 million Common B Shares each at a subscription price of Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank HoldCos.

On April 19 and 26, 2024, PCEV entered into two new subscription agreements with VFC and PFC to subscribe a total of 25.1 million Common B Shares each at a subscription price of Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank HoldCos.

Class Action Suit Against PLDT

On February 6, 2023, Sophia Olsson, an investor in PLDT ADSs, filed a putative class action in the United States District Court for the Central District of California (the “Court”) against PLDT and certain current and former directors and officers on behalf of herself and all other persons similarly situated who purchased or otherwise acquired ADSs between January 1, 2019 and December 19, 2022 (“U.S. Class Action”). On April 7, 2023, Ms. Olsson and another individual, Kevin Douglas, submitted separate motions to the Court to serve as lead plaintiff in the U.S. Class Action. On May 1, 2023, the Court granted Mr. Douglas’s (“Plaintiff”) motion to serve as the lead plaintiff.

On July 7, 2023, Plaintiff filed an amended complaint. The amended complaint alleges that PLDT and certain of its current and former directors and officers made materially false and misleading statements regarding PLDT’s capital expenditures and internal controls (among other matters) during the period April 23, 2020 through December 19, 2022. On October 10, 2023, PLDT and defendants Manuel V. Pangilinan, Alfredo S. Panlilio, and Marilyn A. Victorio-Aquino (together, “Defendants”) moved for dismissal of the amended complaint in its entirety.

On December 1, 2023, Defendants and Plaintiff notified the Court that they had reached an agreement in principle to settle the U.S. Class Action. The notification indicated that, accordingly, Defendants and Plaintiff jointly sought to vacate the schedule for further briefing on PLDT’s pending motion to dismiss to allow the parties to finalize the settlement. On December 4, 2023, the Court granted the request to vacate the briefing schedule.

On February 16, 2024, PLDT entered into a Stipulation of Settlement to resolve the U.S. Class Action, and on the same day Plaintiff submitted a motion seeking preliminary approval of the proposed settlement. Under the proposed settlement, which is subject to approval by the Court following notice to the settlement class, the settlement class will receive payment of a settlement amount of $3,000,000. The proposed settlement agreement contains no admission of liability, fault or wrongdoing by the Company or any of the named defendants. On March 7, 2024, the Court entered an order preliminarily approving the proposed settlement and scheduling a hearing for August 5, 2024 to determine whether to finally approve the settlement.

On June 6, 2024, the Court rescheduled the final approval hearing from August 5, 2024 to August 9, 2024. On August 9, 2024, following Plaintiff’s filing of a motion for final approval of the settlement (together with other motions relating to Plaintiff’s proposed plan for allocating settlement proceeds, attorneys’ fees for counsel for the class, litigation expenses and an award for Plaintiff), the Court held a hearing to address whether to grant final approval of the settlement. After counsel for the class orally presented these motions, the Court reserved judgment. PLDT expects the Court will rule on final approval of the settlement in the coming weeks. If finally approved by the Court, the settlement will resolve the U.S. Class Action in its entirety as against the Company and all named defendants.

Formation of a Digital Entity

In February 2024, PLDT invested in Kayana to serve as a digital entity that will harness the data assets of the MVP Group of Companies (“MVP Group”) and provide a platform for a Group-wide digitalization effort. This collaboration represents the first step in a collective effort to drive new opportunities for growth and value within the MVP Group.

Kayana will use a tech platform that can enable the MVP Group to scale up and achieve seamless integration of services and capabilities. Further, payments and rewards systems are expected to be catalysts to empower the overall user experience.

As of June 30, 2024, PLDT has invested Php210 million in Kayana representing six million common shares, or 60% equity interest, and deposit for future stock subscription pending the Philippine SEC’s approval of Kayana’s proposed capital increase.

In July 2024, PLDT subsequently invested additional Php342 million in Kayana as deposit for future stock subscription.

Sale of Interest in Multisys

On January 5, 2024, Philippine Global Investment Holdings, Inc. (“PGIH”) entered into a Share Purchase Agreement for the sale of 227 common shares of Multisys, representing a 4.99% interest, for a total consideration of Php270 million. The sale transaction was paid and closed on January 12, 2024. Following this sale, PGIH owns 2,080 common shares representing 45.73% equity interest in Multisys. In accordance with the Third Restated Shareholders’ and related Amendment Agreement that the parties signed on January 30, 2024 and March 1, 2024, respectively, PGIH is still entitled to nominate three out of the five directors in Multisys who shall manage and control the operations of Multisys. Thus, the results of operations and financial position of Multisys will still be consolidated with the PLDT Group.

For updates on matters relating to the (1) Sale and Leaseback of Telecom Towers, see Note 9 – Property and Equipment and
Note 10 – Leases; (2) Notice of Material Breach and Demand for Payment on Dito, see Note 26 – Provisions and Contingencies;
(3) Department of Labor and Employment (“DOLE”) Compliance Order to PLDT, and other pending cases, see Note 26 – Provisions and Contingencies; and (4) Petition against the Philippine Competition Commission, see Note 11 – Investment in Associates and Joint Ventures, to the accompanying unaudited consolidated financial statements.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 24 – Related Party Transactions to the accompanying unaudited consolidated financial statements.

ANNEX I – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of our consolidated receivables as at June 30, 2024:

Type of Accounts Receivable	Total	Current	31-60 Days	61-90 Days	Over 91 Days
	(amounts in million Php)
Retail subscribers	19,717	9,695	602	97	9,323
Corporate subscribers	18,786	4,226	4,554	1,029	8,977
Foreign administrations	1,001	696	164	10	131
Domestic carriers	291	200	47	21	23
Dealers, agents and others	6,400	3,046	127	163	3,064
Total	46,195	17,863	5,494	1,320	21,518
Less: Allowance for expected credit losses	18,245
Total Receivables – net	27,950

A-1

ANNEX II – Financial Soundness Indicators

The following table shows our financial soundness indicators as at June 30, 2024 and December 31, 2023:

	2024	2023
Current Ratio(1)	0.33:1.0	0.36:1.0
Acid Test Ratio(2)	0.20:1.0	0.22:1.0
Solvency Ratio(3)	0.34:1.0	0.35:1.0
Net Debt to Equity Ratio(4)	2.24:1.0	2.28:1.0
Net Debt to EBITDA Ratio(5)	2.38:1.0	2.30:1.0
Total Debt to EBITDA Ratio(6)	2.50:1.0	2.46:1.0
Asset to Equity Ratio(7)	5.56:1.0	5.79:1.0
Total Debt to Equity Ratio(8)	82:18	82:18
Interest Coverage Ratio(9)	4.41:1.0	4.50:1.0
Net Profit Margin(10)	13%	13%
Return on Assets(11)	4%	4%
Return on Equity(12)	24%	25%
EBITDA Margin(13)	52%	52%

(1)
Current ratio is measured as current assets divided by current liabilities.
(2)
Acid test ratio is measured as total of cash and cash equivalents, short-term investments and trade and other receivables divided by total current liabilities.
(3)
Solvency ratio is measured by adding back non-cash expenses to the net income after tax divided by total debt (long-term debt, including current portion.)
(4)
Net Debt to equity ratio is measured as total debt (principal amount of long-term debt, including current portion, i.e., excluding debt issuance cost) less cash and cash equivalents, short-term investments and debt instruments at amortized cost divided by total equity attributable to equity holders of PLDT.
(5)
Net Debt to EBITDA ratio is measured as total debt (principal amount of long-term debt, including current portion, i.e., excluding debt issuance cost) less cash and cash equivalents, short-term investments and debt instruments at amortized cost divided by EBITDA for the last 12 months.
(6)
Total Debt to EBITDA ratio is measured as total debt (principal amount of long-term debt, including current portion, i.e., excluding debt issuance cost) divided by EBITDA for the last 12 months.
(7)
Asset to equity ratio is measured as total assets divided by total equity attributable to equity holders of PLDT.
(8)
Total debt to equity ratio is the ratio between total liabilities to total equity, including non-controlling interest.
(9)
Interest coverage ratio is measured by EBIT, or earnings before interest and taxes for the last 12 months, divided by total financing cost less interest income for the last 12 months.
(10)
Net profit margin is derived by dividing net income for the last 12 months with total revenues for the last 12 months.
(11)
Return on assets is measured as net income attributable to equity holders of PLDT for the last 12 months divided by average total assets.
(12)
Return on Equity is measured as net income attributable to equity holders of PLDT for the last 12 months divided by average total equity attributable to equity holders of PLDT.
(13)
EBITDA margin is measured as EBITDA for the last 12 months divided by service revenues for the last 12 months.

EBITDA for the period is measured as net income for the period excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing cost, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net, MRP and non-recurring income (expenses) for the period.

A-2

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the first half of 2024 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PLDT Inc.

Signature and Title:	/s/ Manuel V. Pangilinan
Manuel V. Pangilinan
Chairman, President and Chief Executive Officer

Signature and Title:	/s/ Danny Y. Yu
Danny Y. Yu
Senior Vice President and PLDT Group Chief Financial Officer
(Principal Financial Officer)

Signature and Title:	/s/ Gil Samson D. Garcia
Gil Samson D. Garcia
First Vice President
(Principal Accounting Officer)
Date: August 13, 2024

S-1

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2024 (UNAUDITED) AND DECEMBER 31, 2023 (AUDITED)

AND FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023 (UNAUDITED)

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at June 30, 2024 and December 31, 2023

(in million pesos)

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment (Notes 2, 9 and 21)	305,639	287,103
Right-of-use assets (Note 10)	37,101	32,717
Investments in associates and joint ventures (Note 11)	52,567	50,308
Financial assets at fair value through profit or loss (Note 27)	701	578
Debt instruments at amortized cost – net of current portion (Note 12)	370	395
Investment properties (Note 13)	1,317	1,315
Goodwill and intangible assets (Note 14)	64,313	64,335
Deferred income tax assets – net (Note 7)	15,158	18,172
Derivative financial assets – net of current portion (Note 27)	323	96
Prepayments and other nonfinancial assets – net of current portion (Notes 2, 18, 24 and 25)	80,515	80,365
Contract assets – net of current portion (Note 5)	538	531
Other financial assets – net of current portion (Note 27)	3,413	3,481
Total Noncurrent Assets	561,955	539,396
Current Assets
Cash and cash equivalents (Note 15)	11,966	16,177
Short-term investments (Note 27)	389	391
Trade and other receivables (Note 16)	27,950	26,086
Inventories and supplies (Note 17)	2,017	3,340
Current portion of contract assets (Note 5)	1,307	1,387
Current portion of derivative financial assets (Note 27)	899	—
Current portion of debt instruments at amortized cost (Note 12)	25	200
Current portion of prepayments and other nonfinancial assets (Notes 18 and 24)	12,293	13,215
Current portion of other financial assets (Notes 19 and 27)	629	320
	57,475	61,116
Assets classified as held-for-sale (Notes 9 and 10)	8,097	9,007
Total Current Assets	65,572	70,123
TOTAL ASSETS	627,527	609,519

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock (Note 19)	360	360
Voting preferred stock (Note 19)	150	150
Common stock (Note 19)	1,093	1,093
Treasury stock (Note 19)	(6,505)	(6,505)
Capital in excess of par value (Note 19)	130,312	130,312
Retained earnings (Note 19)	30,465	22,020
Other comprehensive loss (Note 6)	(42,947)	(42,212)
Total Equity Attributable to Equity Holders of PLDT	112,928	105,218
Noncontrolling interests (Note 19)	1,339	5,168
TOTAL EQUITY	114,267	110,386

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at June 30, 2024 and December 31, 2023

(in million pesos)

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Note 20)	251,950	243,152
Lease liabilities – net of current portion (Note 10)	44,917	41,625
Deferred income tax liabilities – net (Note 7)	33	165
Derivative financial liabilities – net of current portion (Note 27)	—	12
Customers’ deposits (Note 27)	2,260	2,238
Pension and other employee benefits (Note 25)	4,064	5,661
Deferred credits and other noncurrent liabilities (Notes 5 and 21)	9,588	9,607
Total Noncurrent Liabilities	312,812	302,460
Current Liabilities
Accounts payable (Note 22)	90,880	81,014
Accrued expenses and other current liabilities (Notes 23 and 26)	86,192	88,750
Current portion of interest-bearing financial liabilities (Note 20)	11,424	11,646
Current portion of lease liabilities (Note 10)	6,958	5,921
Dividends payable (Note 19)	1,959	1,912
Current portion of derivative financial liabilities (Note 27)	89	1,021
Income tax payable	1,190	4,630
	198,692	194,894
Liabilities associated with assets classified as held-for-sale (Note 10)	1,756	1,779
Total Current Liabilities	200,448	196,673
TOTAL LIABILITIES	513,260	499,133
	627,527	609,519

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Six Months Ended June 30, 2024 and 2023

(in million pesos, except earnings per common share amounts which are in pesos)

	For the Six Months Ended		For the Three Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
CONTINUING OPERATIONS
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues (Note 5)	103,443	99,251	51,248	49,525
Non-service revenues (Note 5)	4,140	4,787	2,111	2,151
	107,583	104,038	53,359	51,676
EXPENSES
Selling, general and administrative expenses (Notes 5 and 18)	39,745	39,833	20,469	19,582
Depreciation and amortization (Notes 9, 10 and 18)	24,281	23,950	12,639	12,271
Cost of sales and services (Note 5)	6,845	7,690	3,592	3,643
Asset impairment (Note 5)	2,049	2,147	1,090	1,045
Interconnection costs	6,546	4,720	3,055	2,101
	79,466	78,340	40,845	38,642
	28,117	25,698	12,514	13,034

OTHER EXPENSES – NET (Note 5)	3,814	924	1,403	482

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS	24,303	24,774	11,111	12,552

PROVISION FOR INCOME TAX (Note 7)	5,786	6,238	2,487	3,090
NET INCOME FROM CONTINUING OPERATIONS (Note 4)	18,517	18,536	8,624	9,462

NET LOSS FROM DISCONTINUED OPERATIONS (Notes 2, 4 and 8)	—	(29)	—	(4)
NET INCOME (Note 4)	18,517	18,507	8,624	9,458
ATTRIBUTABLE TO:
Equity holders of PLDT (Note 8)	18,413	18,451	8,589	9,436
Noncontrolling interests	104	56	35	22
	18,517	18,507	8,624	9,458
Earnings Per Share Attributable to Common Equity Holders of PLDT (Notes 4 and 8)
Basic	85.09	85.27	39.69	43.61
Diluted	85.09	85.27	39.69	43.61
Earnings Per Share from Continuing Operations Attributable to Common Equity Holders of PLDT (Notes 4 and 8)
Basic	85.09	85.40	39.69	43.63
Diluted	85.09	85.40	39.69	43.63

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Six Months Ended June 30, 2024 and 2023

(in million pesos)

	For the Six Months Ended		For the Three Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
NET INCOME	18,517	18,507	8,624	9,458
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Foreign currency translation differences of subsidiaries	4	90	24	106
Net transactions on cash flow hedges:	(762)	(740)	(685)	(543)
Net fair value losses on cash flow (Note 27)	(1,016)	(987)	(913)	(670)
Income tax related to fair value adjustments charged directly to equity (Note 7)	254	247	228	127
Net other comprehensive loss to be reclassified to profit or loss in subsequent years	(758)	(650)	(661)	(437)
Actuarial gains (losses) on defined benefit obligations:	(11)	88	(11)	87
Remeasurement in actuarial gains on defined benefit obligations (Note 25)	(42)	88	(42)	86
Income tax related to remeasurement adjustments (Note 7)	31	—	31	1
Net other comprehensive income (loss) not to be reclassified to profit or loss in subsequent years	(11)	88	(11)	87
Total Other Comprehensive Loss – Net of Tax	(769)	(562)	(672)	(350)
TOTAL COMPREHENSIVE INCOME	17,748	17,945	7,952	9,108
ATTRIBUTABLE TO:
Equity holders of PLDT	17,678	17,894	7,916	9,085
Noncontrolling interests	70	51	36	23
	17,748	17,945	7,952	9,108

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Six Months Ended June 30, 2024 and 2023

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Capital in Excess of Par Value	Retained Earnings	Other Comprehensive Loss	Total Equity Attributable to Equity Holders of PLDT	Noncontrolling Interests	Total Equity
Balances as at January 1, 2024	510	1,093	(6,505)	130,312	22,020	(42,212)	105,218	5,168	110,386
Cash dividends (Note 19)	—	—	—	—	(9,968)	—	(9,968)	(50)	(10,018)
Total comprehensive income (loss):	—	—	—	—	18,413	(735)	17,678	70	17,748
Net income (Note 8)	—	—	—	—	18,413	—	18,413	104	18,517
Other comprehensive loss (Note 6)	—	—	—	—	—	(735)	(735)	(34)	(769)
Acquisition and dilution of noncontrolling interests	—	—	—	—	—	—	—	375	375
Perpetual notes settlement (Note 19)	—	—	—	—	—	—	—	(4,200)	(4,200)
Distribution charges on perpetual notes (Note 19)	—	—	—	—	—	—	—	(59)	(59)
Transaction costs from settlement of perpetual notes (Note 19)	—	—	—	—	—	—	—	35	35
Balances as at June 30, 2024 (Unaudited)	510	1,093	(6,505)	130,312	30,465	(42,947)	112,928	1,339	114,267

Balances as at January 1, 2023	510	1,093	(6,505)	130,312	18,799	(35,482)	108,727	5,234	113,961
Cash dividends (Note 19)	—	—	—	—	(12,777)	—	(12,777)	—	(12,777)
Total comprehensive income (loss):	—	—	—	—	18,451	(557)	17,894	51	17,945
Net income (Note 8)	—	—	—	—	18,451	—	18,451	56	18,507
Other comprehensive loss (Note 6)	—	—	—	—	—	(557)	(557)	(5)	(562)
Distribution charges on perpetual notes (Note 19)	—	—	—	—	—	—	—	(118)	(118)
Balances as at June 30, 2023 (Unaudited)	510	1,093	(6,505)	130,312	24,473	(36,039)	113,844	5,167	119,011

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2024 and 2023

(in million pesos)

	For the Six Months Ended
	June 30,
	2024	2023
	(Unaudited)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Income before income tax and noncontrolling interest from continuing operations	24,303	24,774
Loss before income tax and noncontrolling interest from discontinued operations (Note 2)	—	(29)
Net income before income tax (Note 4)	24,303	24,745
Adjustments for:
Depreciation and amortization (Notes 9, 10 and 18)	24,281	23,966
Interest on loans and other related items – net (Note 5)	5,007	4,734
Asset impairment (Note 5)	2,049	2,147
Accretion on lease liabilities (Notes 5, 10 and 28)	1,906	1,586
Foreign exchange loss (gains) – net (Notes 5 and 27)	1,036	(554)
Pension benefit costs (Notes 5 and 25)	716	606
Equity share in net losses of associates and joint ventures (Notes 5 and 11)	692	1,325
Incentive plan (Notes 5 and 25)	478	463
Accretion on financial liabilities (Notes 5 and 20)	181	179
Amortization of intangible assets (Notes 5 and 14)	112	110
Impairment of investments (Note 11)	—	70
Gains on disposal of property and equipment (Notes 5 and 9)	(79)	(346)
Interest income (Note 5)	(497)	(487)
Gain on sale and leaseback of telecom towers (Note 9)	(571)	(3,640)
Gains on derivative financial instruments – net (Notes 5 and 27)	(3,404)	(727)
Others	(125)	(375)
Operating income before changes in assets and liabilities	56,085	53,802
Decrease (increase) in:
Inventories and supplies	1,333	747
Trade and other receivables	1,090	(1,071)
Contract assets	(16)	(5)
Prepayments	(3,895)	7,356
Other financial and non-financial assets	(916)	121
Increase (decrease) in:
Accounts payable	4,210	(10,230)
Customer's deposits	19	(70)
Accrued expenses and other current liabilities	(1,880)	(3,866)
Pension and other employee benefits	(2,852)	(2,476)
Other noncurrent liabilities	(40)	(31)
Net cash flows generated from operations	53,138	44,277
Income taxes paid	(2,109)	(1,372)
Net cash flows from operating activities	51,029	42,905

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Six Months Ended June 30, 2024 and 2023

(in million pesos)

	For the Six Months Ended
	June 30,
	2024	2023
	(Unaudited)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Proceeds from:
Disposal of property and equipment (Note 9)	1,737	9,673
Redemption of investment in debt securities (Note 12)	200	—
Maturity of short-term investments	21	440
Interest received	480	471
Payments for:
Purchase of short-term investments	(20)	(324)
Interest capitalized to property and equipment (Notes 5 and 9)	(1,422)	(988)
Acquisition of investments in associates and joint ventures (Note 11)	(2,976)	(71)
Purchase of property and equipment (Note 9)	(36,035)	(55,556)
(Increase) decrease in other financial and non-financial assets	79	(248)
Net cash flows used in investing activities	(37,936)	(46,603)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Notes 20 and 28)	14,200	25,500
Collection from derivative financial instruments (Notes 27 and 28)	319	—
Payments for:
Settlements of derivative financial instruments (Notes 27 and 28)	—	(800)
Short-term debt (Notes 20 and 28)	—	(4,000)
Distribution charges on perpetual notes (Note 19)	(59)	(118)
Debt issuance costs (Notes 20 and 28)	(99)	(142)
Redemption of perpetual notes (Note 19)	(4,200)	—
Interest – net of capitalized portion (Notes 5, 20 and 28)	(4,858)	(4,479)
Obligations under lease liabilities (Notes 10 and 28)	(6,146)	(5,570)
Long-term debt (Notes 20 and 28)	(7,966)	(2,687)
Cash dividends (Notes 19 and 28)	(10,032)	(12,736)
Net cash flows used in financing activities	(18,841)	(5,032)
NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	1,537	(296)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,211)	(9,026)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (Note 15)	16,177	25,211
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (Note 15)	11,966	16,185

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.
Corporate Information

PLDT Inc. which we refer to as PLDT or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. PLDT has a perpetual corporate term pursuant to Section 11 of the Revised Corporation Code of the Philippines (Republic Act No. 11232), which entitles existing corporations to have a perpetual existence, unless the corporation, upon a vote of its stockholders representing a majority of its outstanding capital stock, notifies the Philippine Securities and Exchange Commission, or Philippine SEC, that the corporation elects to retain its specific corporate term pursuant to its articles of incorporation.

In 1967, the effective control of PLDT was sold by the General Telephone and Electronics Corporation, a major shareholder then since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines.

In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at June 30, 2024. NTT Communications and NTT DOCOMO are part of the group of companies of Nippon Telegraph and Telephone Corporation. On
February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date. Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes. First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at June 30, 2024.

On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and its affiliates, or JG Summit Group. As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares. In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively. As at June 30, 2024, the JG Summit Group beneficially owned approximately 11.27% of PLDT’s outstanding common stock.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 9.68%, 15% and 6.65%, respectively, as at June 30, 2024. See Note 19 – Equity – Preferred Stock – Voting Preferred Stock.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5.00 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. There were approximately 16.4 million ADSs outstanding as at June 30, 2024.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the largest and most diversified telecommunications company in the Philippines which delivers data and multi-media services nationwide. We have organized our business into business units based on our products and services and have three reportable operating segments which serve as the bases for management’s decision to allocate resources and evaluate operating performance. Our principal activities are discussed in Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines. Information on our structure is provided in Note 2 – Summary of Material Accounting Policies – Basis of Consolidation. Information on other related party relationships of the PLDT Group is provided in Note 24 – Related Party Transactions.

Our consolidated financial statements as at June 30, 2024 and December 31, 2023, and for the six months ended
June 30, 2024 and 2023 were approved and authorized by the Board of Directors on August 13, 2024 as reviewed by the Audit Committee on August 8, 2024.

2.
Summary of Material Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board, or IASB.

Our consolidated financial statements have been prepared under the historical cost basis, except for financial instruments at fair value through profit or loss, or FVPL, and investment properties that are measured at fair values.

Our consolidated financial statements are presented in Philippine Peso, PLDT’s functional currency, and all values are rounded to the nearest million, except when otherwise indicated.

Our consolidated financial statements provide comparative information in respect of the previous period.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at June 30, 2024 and
December 31, 2023:

			June 30, 2024		December 31, 2023
			(Unaudited)		(Audited)
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation(a)	Philippines	Operations support servicing business	—	100.0	—	100.0
Far East Capital Limited, or FECL(a)	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation(a)	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise, Inc.(a)	Philippines	Cellular mobile services	—	100.0	—	100.0
Francom Holdings, Inc.(a)	Philippines	Investment company	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group(a)	British Virgin Islands	Content provider, mobile applications development and services	—	100.0	—	100.0
Wifun, Inc.(a)	Philippines	Software developer and selling of WiFi access equipment	—	100.0	—	100.0
PLDT Global, Inc.(a)	Philippines	Cross-border digital platforms and other allied services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines(a)	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	—	99.6	—	99.6
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel(a)	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc.(a)	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group(a)	Philippines	Telecommunications services	100.0	—	100.0	—
Talas Data Intelligence, Inc.(a)	Philippines	Business infrastructure and solutions; intelligent data processing and implementation services and data analytics insight generation	100.0	—	100.0	—
Multisys Technologies Corporation, or Multisys	Philippines	Software development and IT solutions services	—	45.7	—	50.7

(a)
Ceased commercial operations.

\

			June 30, 2024		December 31, 2023
			(Unaudited)		(Audited)
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	100.0	—	100.0	—
IP Converge Data Services, Inc., or IPCDSI, and Subsidiary, or IPCDSI Group	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0
Curo Teknika, Inc., or Curo(a)	Philippines	Managed IT outsourcing	—	100.0	—	100.0
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group(a)	Philippines	Internet-based purchasing, IT consulting and professional services	—	100.0	—	100.0
ePDS, Inc., or ePDS(a)	Philippines	Bills printing and other related value-added services, or VAS	—	100.0	—	100.0
netGames, Inc.(a)	Philippines	Gaming support services	—	57.5	—	57.5
MVP Rewards Loyalty Solutions, Inc., or MRSI(a)	Philippines	Full-services customer rewards and loyalty programs	—	100.0	—	100.0
VITRO, Inc., or Vitro	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0
ePLDT Capital Investment Pte. Ltd. or ePLDT Capital(b)	Singapore	Investment holding and acquisition of companies	—	100.0	—	—
Digitel	Philippines	Telecommunications services	99.6	—	99.6	—
Digitel Information Technology Services, Inc.(a)	Philippines	Internet services	—	99.6	—	99.6
PLDT-Maratel, Inc., or Maratel(a)	Philippines	Telecommunications services	98.0	—	98.0	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Pilipinas Global Network Limited, or PGNL, and Subsidiaries	British Virgin Islands	International distributor of Filipino channels and content	64.6	—	64.6	—
Others
PLDT Global Investments Holdings, Inc., or PGIH	Philippines	Investment company	100.0	—	100.0	—
PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiaries	Singapore	Investment company	100.0	—	100.0	—
Kayana Solutions Inc., or Kayana (formerly: Limitless Growth Ventures Inc.)	Philippines	Digital services and solutions	60.0	—	—	—
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.9	—	99.9

(a) Ceased commercial operations.

(b) On January 3, 2024, the Accounting and Corporate Regulatory Authority of Singapore approved the incorporation of ePLDT Capital, a wholly-owned subsidiary of ePLDT.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances.

Investment of PGIH in PCEV

The PGIH Board of Directors approved the investment of US$20 million in the common stock of PCEV at a subscription price of Php13 thousand per share to participate in the growth of the Maya Innovations Holdings Pte. Ltd., or MIH (formerly Voyager Innovations Holdings Pte. Ltd.), business on March 22, 2022. PGIH remitted US$20 million, or Php1,031 million, to PCEV as deposit for future subscription on April 11, 2022. On February 16, 2024, the Philippine SEC approved the capital increase of PCEV.

Investment in Class C2 Convertible Preference Shares in MIH

On December 13, 2023, PCEV, along with other existing shareholders KKR, Tencent, SIG, First Pacific Ventures and Jumel Holdings, entered into a new subscription agreement with MIH to subscribe to US$80 million Class C2 convertible preferred shares of MIH. The subscription agreement covers the issuance of MIH’s class C2 convertible preferred shares, with an aggregate principal amount of US$80 million and issuance of warrants with an aggregate subscription amount of
US$32 million. On the same date, PCEV paid a consideration of US$28 million or Php1,563 million for 12.3 million MIH class C2 convertible preferred shares and received a warrant certificate amounting to US$11.2 million, thereby increasing PCEV’s ownership in MIH from 36.63% to 36.97%.

On April 5, 2024, PCEV paid the subsequent consideration of US$15.3 million or Php857 million for 6.7 million MIH class C2 convertible preferred shares and received a warrant certificate amounting to US$6.1 million, thereby increasing PCEV’s ownership in MIH from 36.97% to 37.66%.

Sale of Interest in Multisys

On January 5, 2024, PGIH entered into a Share Purchase Agreement for the sale of 227 common shares of Multisys, representing a 4.99% interest, for a total consideration of Php270 million. The sale transaction was paid and closed on January 12, 2024. Following this sale, PGIH owns 2,080 common shares representing 45.73% equity interest in Multisys. In accordance with the Third Restated Shareholders’ and related Amendment Agreement that the parties signed on
January 30, 2024 and March 1, 2024, respectively, PGIH is still entitled to nominate three out of the five directors in Multisys who shall manage and control the operations of Multisys. Thus, the results of operation and financial position of Multisys will still be consolidated with the PLDT Group.

See Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures – Sale of Interest in Multisys

Formation of a Digital Entity

In February 2024, PLDT invested in Kayana, to serve as a digital entity that will harness the data assets of the MVP Group of Companies (MVP Group) and provide a platform for a Group-wide digitalization effort. This collaboration represents the first step in a collective effort to drive new opportunities for growth and value within the MVP Group.

Kayana will use a tech platform that can enable the MVP Group to scale up and achieve seamless integration of services and capabilities. Further, payments and rewards systems are expected to be catalysts to empower the overall user experience.

As of June 30, 2024, PLDT has invested Php210 million in Kayana representing six million common shares, or 60% equity interest, and deposit for future stock subscription pending the Philippine SEC’s approval of Kayana’s proposed capital increase.

In July 2024, PLDT subsequently invested additional Php342 million in Kayana as deposit for future stock subscription.

Investment in Radius Telecom, Inc., or Radius

On April 30, 2024, PLDT Inc. invested Php2,116 million in 2,491,516 common shares, or 34.9% equity interest in Radius. This investment is a strategic move to increase PLDT’s market share through a harmonious integration of solution capabilities and market coverage.

Reduction of Capital in PLDT Capital Pte Ltd., or PLDT Capital

On May 6, 2024, the Directors of PLDT Capital approved the reduction of issued and paid-up share capital of the company to Php1 million, comprising 30,058 ordinary shares fully paid up from Php891 million, comprising of 26,773,606 ordinary shares. The Accounting and Corporate Regulatory Authority (“ACRA”) of Singapore approved the reduction capital of PLDT Capital on July 12, 2024.

Investment of Kayana in CIS Bayad Center, Inc. (“Bayad”)

On July 23, 2024, Kayana entered into a Deed of Sale of Shares with Corporate Information Solutions, Inc. for the purchase of 10% minority interest in Bayad for a total consideration of Php320 million. The transaction was paid and closed on
July 31, 2024.

Investment of Kayana in Multipay Corporation (“Multipay”)

On August 1, 2024, Kayana entered into a Share Purchase Agreement with Multisys for the 100% acquisition of Multipay for a total consideration of Php250 million. The transaction was paid and closed on August 1, 2024.

Discontinued Operations

ePLDT has completed the winding down of businesses of certain subsidiaries in 2023. Consequently, the operations of the discontinued ePLDT subsidiaries were classified as discontinued operations in the consolidated income statements.

The results of the operations of the discontinued ePLDT subsidiaries, net of intercompany transactions, for the six months ended June 30, 2023 are as follows:

June 30, 2023
(Unaudited)
(in million pesos)
Revenues	99
Expenses:
Selling, general and administrative expenses	135
Depreciation and amortization	16
Cost of services	3
154
Net operating loss	(55)

Other income (expenses):
Foreign exchange gains – net	3
Interest income	1
Financing costs	(1)
Others	23
26
Loss before and after tax from discontinued operations (Note 8)	(29)
Loss per share (Note 8):
Basic/Diluted – Loss from discontinued operations	(0.13)

As at December 31, 2023, below are the assets and liabilities of the discontinued ePLDT subsidiaries, net of intercompany transactions, which are included in our consolidated statements of financial position:

December 31, 2023
(Audited)
(in million pesos)
Assets:
Cash and cash equivalents	109
Short-term investments	9
Other assets	236
354
Liabilities:
Accrued expenses and other current liabilities	224
Income tax payable	3
Accounts payable	2
Other liabilities	10
239
Net assets directly associated with disposal group	115

The net cash flows generated by (used in) the discontinued ePLDT subsidiaries, net of intercompany transactions, for the six months ended June 30, 2023 are as follows:

June 30, 2023
(Unaudited)
(in million pesos)
Operating activities	(20)
Investing activities	14
Financing activities	(31)
Net effect of foreign exchange rate changes on cash and cash equivalents	7
Net cash outflows	(30)

Amended Standards

Effective beginning on or after January 1, 2024

The following amendments are effective for annual reporting periods beginning on or after January 1, 2024.

•
Amendments to IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments: Disclosures, Supplier Finance Arrangements

The amendments clarified the characteristics of supplier finance arrangements which involve one or more finance providers paying amounts an entity owes to its suppliers. Different terms are used to describe these arrangements, such as supply chain finance, payables finance and reverse factoring arrangements. Arrangements that are solely credit enhancements for the entity. Similarly, instruments used to settle the amounts owed directly with a supplier, for example, credit cards, are not supplier finance arrangements.

The amendments required an entity to provide information about the impact of supplier finance arrangements on liabilities and cash flows, including:

a.
Terms and conditions;
b.
Carrying amount of supplier finance arrangement financial liabilities and the line items in which those liabilities are presented;
c.
Carrying amounts of financial liabilities and the line items, for which the finance providers have already settled the corresponding trade payables;
d.
The range of payment due dates for financial liabilities owed to the finance providers and for comparable trade payables that are not part of those arrangements; and
e.
The type and effect of non-cash changes in the carrying amounts of supplier finance arrangement financial liabilities, which prevent the carrying amounts of the financial liabilities from being comparable.
•
Amendments to IAS 1, Classification of Liabilities as Current or Noncurrent

The amendments to paragraphs 69 to 76 of IAS 1 specified the requirements for classifying liabilities as current or non-current. The amendments clarify:

a.
What is meant by a right to defer settlement
b.
That a right to defer must exist at the end of the reporting period
c.
That classification is unaffected by the likelihood that an entity will exercise its deferral right
d.
That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments must be applied retrospectively.

•
Amendments to IFRS 16, Lease Liability in a Sale and Leaseback

The amendments to IFRS 16 specified the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments must be applied retrospectively.

The amendments do not have a material impact on the Group’s financial statements.

Summary of Material Accounting Policies

The following is the summary of material accounting policies we applied in preparing our consolidated financial statements. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree. For each business combination, we elect whether to measure the components of the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets.
Acquisition-related costs are expensed as incurred and included in selling, general and administrative expenses.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss. The fair value of previously held equity interest is then included in the amount of total consideration transferred.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument within the scope of IFRS 9 is measured at fair value with the changes in fair value recognized in profit or loss. In accordance with IFRS 9, the contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, we reassess whether we correctly identified all of the assets acquired and all of the liabilities assumed and review the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain on a bargain purchase is recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report in our consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, which is no longer than one year from the acquisition date, the provisional amounts recognized at acquisition date are retrospectively adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, we also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or CGUs, that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill acquired in a business combination has yet to be allocated to identifiable CGUs because the initial accounting is incomplete, such provisional goodwill is not tested for impairment unless indicators of impairment exist and we can reliably allocate the carrying amount of goodwill to a CGU or group of CGUs that are expected to benefit from the synergies of the business combination.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the disposed operation and the portion of the CGU retained.

Investments in Associates

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The cost of the investments includes directly attributable transaction costs. The details of our investments in associates are disclosed in Note 11 – Investments in Associates and Joint Ventures – Investments in Associates.

Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statements of comprehensive income and consolidated statements of changes in equity. Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interests in those associates.

Our share in the profits or losses of our associates is included under “Other income (expenses)” in our consolidated income statements. This is the profit or loss attributable to equity holders of the associate and net of the noncontrolling interest in the subsidiaries of the associate.

Joint Arrangements

When necessary, adjustments are made to bring the accounting policies of the joint venture in line with our policies. The details of our investments in joint ventures are disclosed in Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures.

Foreign Currency Transactions and Translations

Our consolidated financial statements are presented in Philippine Peso, which is also the Parent Company’s functional currency. The Philippine Peso is the currency of the primary economic environment in which we operate. This is also the currency that mainly influences the revenue from and cost of rendering products and services. Each entity in our Group determines its own functional currency and items included in the separate financial statements of each entity are measured using that functional currency.

The functional and presentation currency of the entities under the PLDT Group (except for the subsidiaries discussed below) is the Philippine Peso.

Transactions in foreign currencies are initially recorded by entities under our Group at the respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency closing rate of exchange prevailing at the end of the reporting period. All differences arising on settlement or translation of monetary items are recognized in our consolidated income statements except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising from transactions of non-monetary items measured at fair value is treated in line with the recognition of this gain or loss on the change in fair value of the items (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit, or loss are also recognized in other comprehensive income or profit or loss, respectively).

The functional currency of PLDT Global and certain of its subsidiaries, and PGNL and certain of its subsidiaries is the U.S. Dollar. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine Peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments. Upon disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statements.

Foreign exchange gains or losses of the Parent Company and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the period such exchange gains or losses are realized.

Assets Classified as Held-for-Sale

We classify assets as held-for-sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Assets classified as held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

The criteria for held-for-sale classification is regarded as met only when the sale is highly probable, and the asset is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

Property and equipment and intangible assets are not depreciated or amortized once classified as held-for-sale.

Assets and liabilities classified as held-for-sale are presented separately as current items in the consolidated statements of financial position.

Additional disclosures are provided in Note 9 – Property and Equipment – Sale and Leaseback of Telecom Towers and
Note 10 – Leases. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

Financial Instruments

Financial Instruments – Initial recognition and subsequent measurement

Classification of financial assets

Financial assets are classified in their entirety based on the contractual cash flows characteristics of the financial assets and our business model for managing the financial assets. We classify our financial assets into the following measurement categories:

•
Financial assets measured at amortized cost;
•
Financial assets measured at FVPL;
•
Financial assets measured at financial instruments at fair value through other comprehensive income, or FVOCI, where cumulative gains or losses previously recognized are reclassified to profit or loss; and
•
Financial assets measured at FVOCI, where cumulative gains or losses previously recognized are not reclassified to profit or loss.

Contractual cash flows characteristics

In order for us to identify the measurement of our debt financial assets, a solely payments of principal and interest, or SPPI, test needs to be initially performed in order to determine whether the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Once a debt financial asset passed the SPPI test, business model assessment, which identifies our objective of holding the financial assets – hold to collect or hold to collect and sell, will be performed. Otherwise, if the debt financial asset failed the test, such will be measured at FVPL.

In making the assessment, we determine whether the contractual cash flows are consistent with a basic lending arrangement, i.e., interest includes consideration only for the time value of money, credit risk and other basic lending risks and costs associated with holding the financial asset for a particular period of time. In addition, interest can include a profit margin that is consistent with a basic lending arrangement. The assessment as to whether the cash flows meet the SPPI test is made in the currency in which the financial asset is denominated. Any other contractual terms that introduce exposure to risks or volatility in the contractual cash flows that is unrelated to a basic lending arrangement, such as exposure to changes in equity prices or commodity prices, do not give rise to contractual cash flows that are solely payments of principal and interest on the principal amount outstanding.

Business model

Our business model is determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective. Our business model does not depend on management’s intentions for an individual instrument.

Our business model refers to how we manage our financial assets in order to generate cash flows. Our business model determines whether cash flows will result from collecting contractual cash flows, collecting contractual cash flows and selling financial assets or neither.

Financial assets at amortized cost

These financial assets are initially recognized at fair value plus directly attributable transaction costs and subsequently measured at amortized cost using the effective interest rate, or EIR, method, less any impairment in value. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the EIR. The amortization is included in ‘Other income (expenses) – net’ in our consolidated income statements and is calculated by applying the EIR to the gross carrying amount of the financial asset, except for (i) purchased or originated credit-impaired financial assets and (ii) financial assets that have subsequently become credit-impaired, where, in both cases, the EIR is applied to the amortized cost of the financial asset. Losses arising from impairment are recognized in ‘Asset impairment’ in our consolidated income statements.

Our financial assets at amortized cost include debt instruments at amortized cost, cash and cash equivalents, portions of short-term investments, trade and other receivables, and portions of other financial assets as at June 30, 2024 and
December 31, 2023. See Note 12 – Debt Instruments at Amortized Cost, Note 15 – Cash and Cash Equivalents,
Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

Financial assets at FVPL

Financial assets at FVPL are measured at fair value. Included in this classification are derivative financial assets, equity investments held for trading and debt instruments with contractual terms that do not represent solely payments of principal and interest. Financial assets held at FVPL are initially recognized at fair value, with transaction costs recognized in our consolidated income statements as incurred. Subsequently, they are measured at fair value and any gains or losses are recognized in our consolidated income statements.

Additionally, even if the asset meets the amortized cost or the FVOCI criteria, we may choose at initial recognition to designate the financial asset at FVPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency (an accounting mismatch) that would otherwise arise from measuring financial assets on a different basis.

Trading gains or losses are calculated based on the results arising from trading activities of the PLDT Group, including all gains and losses from changes in fair value for financial assets and financial liabilities at FVPL, and the gains or losses from disposal of financial investments.

Our financial assets at FVPL include portions of short-term investments, derivative financial assets, equity investments and redemption trust fund as at June 30, 2024 and December 31, 2023. See Note 27 – Financial Assets and Liabilities.

Classification of financial liabilities

Financial liabilities are classified, at initial recognition, as financial liabilities at FVPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Financial liabilities are subsequently measured at amortized cost, except for the following:

•
Financial liabilities measured at FVPL;
•
Financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when we retain continuing involvement;
•
Financial guarantee contracts;
•
Commitments to provide a loan at a below-market interest rate; and
•
Contingent consideration recognized by an acquirer in accordance with IFRS 3.

A financial liability may be designated at FVPL if it eliminates or significantly reduces a measurement or recognition inconsistency (an accounting mismatch) or:

•
If a host contract contains one or more embedded derivatives; or
•
If a group of financial liabilities or financial assets and liabilities is managed and its performance evaluated on a fair value basis in accordance with a documented risk management or investment strategy.

Where a financial liability is designated at FVPL, the movement in fair value attributable to changes in our own credit quality is calculated by determining the changes in credit spreads above observable market interest rates and is presented separately in other comprehensive income.

Our financial liabilities at FVPL include derivative financial liabilities and liability from redemption of preferred stock as at June 30, 2024 and December 31, 2023. See Note 19 – Equity – Redemption of Preferred Stock, Note 23 – Accrued Expenses and Other Current Liabilities and Note 27 – Financial Assets and Liabilities.

Our other financial liabilities include interest-bearing financial liabilities, lease liabilities, customers’ deposits, dividends payable, certain accounts payable, certain accrued expenses and other current liabilities and certain deferred credits and other noncurrent liabilities, (except for statutory payables) as at June 30, 2024 and December 31, 2023. See Note 10 – Leases, Note 20 – Interest-bearing Financial Liabilities, Note 21 – Deferred Credits and Other Noncurrent Liabilities,
Note 22 – Accounts Payable, Note 23 – Accrued Expenses and Other Current Liabilities and Note 27 – Financial Assets and Liabilities.

Reclassifications of financial instruments

We reclassify our financial assets when, and only when, there is a change in the business model for managing the financial assets. Reclassifications shall be applied prospectively and any previously recognized gains, losses or interest shall not be restated. We do not reclassify our financial liabilities.

We do not reclassify our financial assets when:

•
A financial asset that was previously a designated and effective hedging instrument in a cash flow hedge or net investment hedge no longer qualifies as such;
•
A financial asset becomes a designated and effective hedging instrument in a cash flow hedge or net investment hedge; and
•
There is a change in measurement on credit exposures measured at FVPL.

Offsetting of Financial Instruments

Financial assets and liabilities are offset, and the net amount is reported in the consolidated statements of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts; and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. We assess that it has a currently enforceable right of offset if the right is not contingent on a future event and is legally enforceable in the normal course of business, event of default, and event of insolvency or bankruptcy of the Group and all of the counterparties.

Impairment of Financial Assets

We recognize expected credit losses, or ECL for debt instruments that are measured at amortized cost and FVOCI.

No ECL is recognized on financial assets at FVPL.

ECLs are measured in a way that reflects the following:

•
An unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;
•
The time value of money; and
•
Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Financial assets migrate through the following three stages based on the change in credit quality since initial recognition:

Stage 1: 12-month ECL – not credit-impaired

For credit exposures where there have not been significant increases in credit risk since initial recognition and that are not credit-impaired upon origination, the portion of lifetime ECLs representing the ECLs that result from all possible default events within the 12-months after the reporting date are recognized.

Stage 2: Lifetime ECL – not credit-impaired

For credit exposures where there have been significant increases in credit risk since initial recognition on an individual or collective basis but are not credit-impaired, lifetime ECLs representing the ECLs that result from all possible default events over the expected life of the financial asset are recognized.

Stage 3: Lifetime ECL – credit-impaired

Financial assets are credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of those financial assets have occurred. For these credit exposures, lifetime ECLs are recognized and interest revenue is calculated by applying the credit-adjusted EIR to the amortized cost of the financial asset.

Loss Allowances

Loss allowances are recognized based on 12-month ECL for debt instruments that are assessed to have low credit risk at the reporting date. A financial asset is considered to have low credit risk if:

•
The financial instrument has a low risk of default;
•
The counterparty has a strong capacity to meet its contractual cash flow obligations in the near term; and
•
Adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the counterparty to fulfill its contractual cash flow obligations.

We consider a debt instrument to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’, or when the exposure is less than 30 days past due.

The loss allowances recognized in the period is impacted by a variety of factors, as described below:

•
Transfers between Stage 1 and Stage 2 and 3 due to the financial instruments experiencing significant increases (or decreases) of credit risk or becoming credit-impaired in the period, and the consequent “step up” (or “step down”) between 12-month and lifetime ECL;
•
Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments derecognized in the period;
•
Impact on the measurement of ECL due to changes in probability of defaults, or PDs, loss given defaults, or LGDs, and exposure at defaults, or EADs, in the period, arising from regular refreshing of inputs to models;
•
Impacts on the measurement of ECL due to changes made to models and assumptions;
•
Unwinding of discount within ECL due to passage of time, as ECL is measured on a present value basis; and
•
Financial assets derecognized during the period and write-offs of allowances related to assets that were written off during the period.

Write-off Policy

We write-off a financial asset measured at amortized cost, in whole or in part, when the asset is considered uncollectible, and we have exhausted all practical recovery efforts and concluded that we have no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. We write-off an account when all of the following conditions are met:

•
The asset is in past due for over 90 days, or is already an item-in-litigation with any of the following:
a)
No properties of the counterparty could be attached
b)
The whereabouts of the client cannot be located
c)
It would be more expensive for the Group to follow-up and collect the amount, hence we have ceased enforcement activity, and
d)
Collections can no longer be made due to insolvency or bankruptcy of the counterparty;
•
Expanded credit arrangement is no longer possible;
•
Filing of legal case is not possible; and
•
The account has been classified as ‘Loss’.

Simplified Approach

The simplified approach, where changes in credit risk are not tracked and loss allowances are measured at amounts equal to lifetime ECL, is applied to ‘Trade and other receivables’ and ‘Contract assets’. We have established a provision matrix for billed trade receivables and a vintage analysis for contract assets and unbilled trade receivables that is based on historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable as part of a financial asset or part of a group of similar financial assets) is primarily derecognized when: (1) the right to receive cash flows from the asset has expired; or (2) we have transferred the right to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either: (a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred the right to receive cash flows from an asset or have entered into a “pass-through” arrangement and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that we could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in consolidated income statements.

The financial liability is also derecognized when equity instruments are issued to extinguish all or part of the financial liability. The equity instruments issued are recognized at fair value if it can be reliably measured, otherwise, it is recognized at the fair value of the financial liability extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the financial liability extinguished is recognized in consolidated income statements.

Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps to hedge our risks associated with foreign currency fluctuations and interest rates. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options, forward currency contracts and interest rate swap contracts is determined using applicable valuation techniques. See Note 27 – Financial Assets and Liabilities.

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Other income (expense) – Gains (losses) on derivative financial instruments – net” in our consolidated income statements.

Hedges which meet the criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging instrument is recognized in our consolidated income statements as financing cost. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in our consolidated income statements.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying value is amortized through profit or loss over the remaining term of the hedge using the EIR method. EIR amortization may begin as soon as adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in our consolidated income statements.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in our consolidated income statements.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. See Note 27 – Financial Assets and Liabilities for more details.

Amounts taken to other comprehensive income are transferred to our consolidated income statements when the hedged transaction affects our consolidated income statements, such as when the hedged financial income or financial expense is recognized or when a forecast transaction occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to our consolidated income statements. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

We use an interest rate swap agreement to hedge our interest rate exposure and a long-term principal only-currency swap, and long-term foreign currency options agreement to hedge our foreign exchange exposure on certain outstanding loan balances. See Note 27 – Financial Assets and Liabilities.

Property and Equipment

Property and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. Land is stated at cost less any impairment in value. The initial cost of property and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the property and equipment to its working condition and location for its intended use. Such cost includes the cost of replacing component parts of the property and equipment when the cost is incurred, if the recognition criteria are met. When significant parts of property and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied. All other repairs and maintenance costs are recognized as expense as incurred. The present value of the expected cost for the decommissioning of the asset after use is included in the cost of the asset if the recognition criteria for a provision are met.

Depreciation and amortization commence once the property and equipment are available for their intended use and are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives used in depreciating our property and equipment are disclosed in Note 9 – Property and Equipment.

The residual values, the estimated useful lives, and methods of depreciation and amortization are reviewed at least at each financial year-end and adjusted prospectively, if appropriate.

An item of property and equipment and any significant part initially recognized are derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in our consolidated income statements when the asset is derecognized.

Property under construction is stated at cost less any impairment in value. This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs associated with construction. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Property under construction is transferred to the related property and equipment when the construction or installation and related activities necessary to prepare the property and equipment for their intended use have been completed, and the property and equipment are ready for operational use.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the contract lease term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property and equipment and right-of-use asset. The amount of asset retirement obligations is accreted and such accretion is recognized as interest expense. See Note 10 – Leases and Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Intangible Assets

Intangible assets acquired separately are measured at cost on initial recognition. The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed at the individual asset level as either finite or indefinite.

Intangible assets with finite lives are amortized over the economic useful life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At the minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statements.

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually either individually or at the CGU level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The estimated useful lives used in amortizing our intangible assets are disclosed in Note 14 – Goodwill and Intangible Assets.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in our consolidated income statements when the asset is derecognized.

Internally generated intangibles are not capitalized, and the related expenditures are charged against operations in the period in which the expenditures are incurred.

Inventories and Supplies

Inventories and supplies, which include cellular and landline phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Costs incurred in bringing inventories and supplies to its present location and condition are accounted for using the weighted average cost method. Net realizable value is determined by either estimating the selling price in the ordinary course of business, less the estimated cost to sell or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired. If any indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use, or VIU. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. Impairment losses are recognized in our consolidated income statements.

For assets, excluding goodwill and intangible assets with indefinite useful life, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in our consolidated income statements. After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following assets have specific characteristics for impairment testing:

Property and equipment, right-of-use, or ROU, assets, and intangible assets with finite useful lives

For property and equipment and ROU assets, we assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage. For intangible assets with finite useful lives, we assess for impairment whenever there is an indication that the intangible assets may be impaired. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets, Note 9 – Property and Equipment,
Note 10 – Leases and Note 14 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired. If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount. The amount of impairment loss is recognized in our consolidated income statements. See Note 11 – Investments in Associates and Joint Ventures for further disclosures relating to impairment of non-financial assets.

Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU, or group of CGUs, to which the goodwill relates. When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 14 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Intangible asset with indefinite useful life

Intangible asset with indefinite useful life is not amortized but is tested for impairment annually either individually or at the CGU level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset or the CGU, and its carrying amount and recognize the amount of impairment in our consolidated income statements. Impairment losses relating to intangible assets can be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 14 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Fair Value Measurement

We measure financial instruments such as derivatives, financial assets at FVPL, assets classified as held-for-sale and non-financial assets such as investment properties and pension plan assets, at fair value at each reporting date. The fair values of investment properties are disclosed in Note 13 – Investment Properties. The fair values of the pension plan assets are disclosed in Note 25 – Pension and Other Employee Benefits. The fair values of financial instruments measured at amortized cost are disclosed in Note 27 – Financial Assets and Liabilities.

Fair value is the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or
(ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to us.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

We use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in our consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: (i) Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities; (ii) Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and (iii) Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in our consolidated financial statements on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

We determine the policies and procedures for both recurring fair value measurement, such as investment properties and unquoted FVPL financial assets, and for non-recurring measurement, such as assets held for distribution in discontinued operation.

External valuers are involved for valuation of significant assets, such as investment properties. Involvement of external valuers is decided upon annually. Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. At each reporting date, we analyze the movements in the values of assets and liabilities which are required to be remeasured or reassessed as per our accounting policies. For this analysis, we verify the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

We, in conjunction with our external valuers, also compare the changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable. This includes a discussion of the major assumptions used in the valuations. For the purpose of fair value disclosures, we have determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Revenues from contracts with customers

The disclosures of significant accounting judgments, estimates and assumptions relating to revenues from contracts with customers are provided in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Identifying performance obligations.

Our revenues are principally derived from providing the following telecommunications services: cellular voice, SMS and data services in the wireless business; and local exchange, international and national long distance, data and other network, and information and communications services in the fixed line business.

Services may be rendered separately or bundled with goods or other services. The specific recognition criteria are as follows:

i.
Single Performance Obligation (POB) Contracts

Postpaid service arrangements include fixed monthly charges (including excess of consumable fixed monthly service fees) generated from cellular voice, short messaging services, or SMS, and data services through the postpaid plans of Smart Signature and Infinity brands, from local exchange services primarily through landline and related services, and from fixed line and other network services primarily through broadband and leased line services, which we recognize on a straight-line basis over the customer’s subscription period. Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers. Services availed by subscribers in addition to these fixed fee arrangements are charged separately at their stand-alone selling prices and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid service revenues arise from the usage of airtime load from channels and prepaid cards provided from Prepaid Home WiFi, Sulit Talk, Landline Plus products, Smart, TNT and SmartBro. Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as contract liability and realized upon actual usage of the airtime value for voice, SMS, mobile data and other VAS, prepaid unlimited and bucket-priced SMS and call subscriptions, net of bonus credits from load packages purchased, such as free additional call minutes, SMS, data allocation or airtime load, or upon expiration, whichever comes earlier.

We also consider recognizing revenue from the expected expiry of airtime load in proportion to the pattern of rights exercised by the customer if we expect to be entitled to that expired amount. If we do not expect to be entitled to an expired amount based on historical experience with the customers, then we recognize the expected expired amount as revenue when the likelihood of the prepaid customer exercising its remaining rights becomes remote.

Interconnection fees and charges arising from the actual usage of airtime value or subscriptions are recorded as incurred.

Revenue from international and national long-distance calls carried via our network is generally based on rates which vary with distance and type of service (direct dial or operator-assisted, paid or collected, etc.). Revenue from both wireless and fixed line long distance calls is recognized as the service is provided. In general, non-refundable upfront fees, such as activation fees, that do not relate to the transfer of a promised good or service, are deferred and recognized as revenue throughout the estimated average length of the customer relationship, and the related incremental costs incurred are similarly deferred and recognized as expense over the same period, if such costs generate or enhance resources of the entity and are expected to be recovered.

Activation fees for both voice and data services are also considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period.

ii. Bundled Contracts

In revenue arrangements, which involve bundled sales of mobile devices and accessories (non-service component) and telecommunication services (service component), the total transaction price is allocated based on the relative stand-alone selling prices of each distinct performance obligation. Stand-alone selling price is the price at which we sell the good or service separately to a customer. However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the transaction price allocation. We adjust the transaction price for the effects of the time value of money if the timing of the payment and delivery of goods or services do not coincide, effects of which are considered as containing a significant financing component.

Activation services and installation services for voice and data services that are not a distinct performance obligation are considered together with monthly voice and data services as a single performance obligation, recognized over the customer subscription period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber. The related incremental costs are recognized in the same manner in our consolidated income statements, if such costs are expected to be recovered. On the other hand, custom-built installation services provided to data services subscribers are considered a distinct separate performance obligation and is recognized when services are rendered.

Revenues from the sale of non-service component are recognized at the point in time when the goods are delivered while revenues from telecommunication services component are recognized on a straight-line basis over the contract period when the services are provided to subscribers.

Significant Financing Component

The non-service component included in contracts with customers have significant financing component considering the period between the time of the transfer of control over the mobile device and the customer’s payment of the price of the mobile device, which is more than one year.

The transaction price for such contracts is determined by discounting the amount of promised consideration using the appropriate discount rate. We concluded that there is a significant financing component for those contracts where the customer elects to pay in arrears considering the length of time between the transfer of mobile device to the customer and the customer’s payment, as well as the prevailing interest rates in the market adjusted with customer credit spread.

Customer Loyalty Program

Through our customer loyalty program called Giga Points, points are earned through subscription of promo, purchase of load, and payment of bill for postpaid subscribers. Points are also earned through other activities such as daily login in the Giga App. These points can be used to redeem items such as giga promos, bill rebates, content subscription, discounts, exclusive tickets, and more.

Our contract with customers for revenue-related activity includes a promise to provide future telco services or rights to third-party services in the form of earning points. We consider these revenue-related earnings as performance obligation and the transaction price is allocated to each performance obligation. For earnings on non-revenue activity, we recognize a financial liability upon redemption of the points from third party partners.

iii. International and Domestic Long Distance Contracts

Interconnection revenues for call termination, call transit and network usages are recognized in the period in which the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed, or connection is provided, and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statements. Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers.

Variable consideration

We assessed that a variable consideration exists in certain interconnection agreements where there is a monthly aggregation period and the rates applied for the total monthly traffic will depend on the total traffic for the month. We also consider whether contracts with carriers contain volume commitment or tiering arrangement whereby the rate being charged will change upon meeting certain volume of traffic. We estimate the amount of variable consideration to which we are entitled and include in the transaction price some or all of the amount of variable consideration estimated arising from these agreements, unless the impact is not material.

iv. Others

Revenues from VAS include streaming and downloading of games, music, video contents, loan services, messaging services, applications and other digital services which are only arranged for by us on behalf of third-party content providers. The amount of revenue recognized is net of content provider’s share in revenue. Revenue is recognized at a point in time upon service availment. We act as an agent for certain VAS arrangements.

Revenue from server hosting, co-location services and customer support services are recognized over the period that the services are performed.

Subscriber Contract Costs

Costs to obtain a contract with customers, such as commission, and costs to fulfill the contract, such as installation and Customer Premises Equipment (CPE) costs, are capitalized if we expect to recover those costs. These subscriber contract costs are stated at cost net of accumulated amortization and impairment losses. Subscriber contract costs are amortized on a systematic basis consistent with the pattern of transfer of goods and services to which the assets relates.

The amortization of costs to obtain and costs to fulfill are presented as part of selling and promo, and depreciation and amortization, respectively, in the consolidated income statements.

Impairment losses are recognized to the extent that the carrying amount of the subscriber contract costs exceed the net of (i) remaining amount of consideration that we expect to receive in exchange for the goods or services to which the asset relates, less (ii) any costs that relate directly to providing those goods or services that have not yet been recognized as expenses.

Retirement Benefits

PLDT and certain of its subsidiaries are covered under Republic Act No. 7641 otherwise known as “The Philippine Retirement Law”.

Defined benefit pension plans

PLDT has separate and distinct retirement plans for itself and some of its Philippine-based operating subsidiaries, administered by the respective Funds’ Trustees, covering permanent employees. Retirement costs are separately determined using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries.

Retirement costs consist of the following:

•
Service cost;
•
Net interest on the net defined benefit asset or obligation; and
•
Remeasurements of net defined benefit asset or obligation.

Service cost (which includes current service costs, past service costs and gains or losses on curtailments and non-routine settlements) is recognized as part of “Selling, general and administrative expenses – Compensation and employee benefits” account in our consolidated income statements. These amounts are calculated periodically by an independent qualified actuary.

Net interest on the net defined benefit asset or obligation is the change during the period in the net defined benefit asset or obligation that arises from the passage of time which is determined by applying the discount rate based on the government bonds to the net defined benefit asset or obligation. Net defined benefit asset is recognized as part of “Prepayments, net of current portion” and net defined benefit obligation is recognized as part of “Pension and other employee benefits” in our consolidated statements of financial position.

Remeasurements, comprising actuarial gains and losses, return on plan assets and any change in the effect of the asset ceiling (excluding net interest on defined benefit obligation) are recognized immediately in other comprehensive income in the period in which they occur. Remeasurements are not classified to profit or loss in subsequent periods.

The net defined benefit asset or obligation comprises the present value of the defined benefit obligation (using a discount rate based on government bonds, as explained in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating pension benefit costs and other employee benefits), net of the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets held by a long-term employee benefit fund or qualifying insurance policies and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, the published bid price and in the case of unquoted securities, the discounted cash flow using the income approach. The value of any defined benefit asset recognized is restricted to the asset ceiling which is the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. See Note 25 – Pension and Other Employee Benefits – Defined Benefit Pension Plans for more details.

Defined contribution plans

Smart maintains a defined contribution plan that covers all regular full-time employees under which it pays fixed contributions based on the employees’ monthly salaries and for qualified employees to receive a defined benefit minimum guarantee. The defined benefit minimum guarantee is equivalent to a certain percentage of the monthly salary payable to an employee at normal retirement age with the required credited years of service based on the provisions of Republic Act No. 7641.

Accordingly, Smart accounts for its obligation under the higher of the defined benefit obligation related to the minimum guarantee and the obligation arising from the defined contribution plan.

For the defined benefit minimum guarantee plan, the liability is determined based on the present value of the excess of the projected defined benefit obligation over the projected defined contribution obligation at the end of the reporting period. The defined benefit obligation is calculated annually by a qualified independent actuary using the projected unit credit method. Smart and certain of its subsidiaries determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense (income) and other expenses (income) related to the defined benefit plan are recognized in our consolidated income statements.

The defined contribution liability, on the other hand, is measured at the fair value of the defined contribution assets upon which the defined contribution benefits depend, with an adjustment for margin on asset returns, if any, where this is reflected in the defined contribution benefits.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in our other comprehensive income.

When the benefits of the plan are changed or when the plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in our profit or loss. Gains or losses on the settlement of the defined benefit plan are recognized when the settlement occurs. See Note 25 – Pension and Other Employee Benefits – Defined Contribution Plans for more details.

Employee benefit costs include current service cost, net interest on the net defined benefit obligation, and remeasurements of the net defined benefit obligation. Past service costs and actuarial gains and losses are recognized immediately in our consolidated income statements.

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period and is determined using the projected unit credit method. See Note 25 – Pension and Other Employee Benefits – Other Long-term Employee Benefits for more details.

Leases

We assess at contract inception whether the contract is, or contains, a lease that is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration.

As a Lessee. We apply a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. We recognize lease liabilities to make lease payments and ROU assets representing the right to use the underlying assets.

•
ROU assets

We recognize ROU assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). ROU assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless it is reasonably certain that we obtain ownership of the leased asset at the end of the lease term, the recognized ROU assets are depreciated on a straight-line basis over the shorter of its estimated useful life, or EUL, and the lease term. ROU assets are subject to impairment. Refer to the accounting policies in impairment of non-financial assets section.

•
Lease liabilities

At the commencement date of the lease, we recognize lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option if reasonably certain to be exercised and payments of penalties for terminating a lease, if the lease term reflects exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, we use the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

As a Lessor. Leases in which we do not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income is accounted for on a straight-line basis over the lease term and is included in revenue in our consolidated income statements due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the bases as rental income.

Sale and Leaseback. If we transfer an asset to another entity (the buyer-lessor) and leases that asset back from the buyer-lessor, we account for the transfer contract and the lease by applying the requirements of IFRS 16. We first apply the requirements for determining when a performance obligation is satisfied in IFRS 15 to determine whether the transfer of an asset is accounted for as a sale of that asset.

For transfer of an asset that satisfies the requirements of IFRS 15 to be accounted for as a sale of the asset, we measure the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by us. Accordingly, we recognize only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor.

If the transfer of an asset does not satisfy the requirements of IFRS 15 to be accounted for as a sale of the asset, we continue to recognize the transferred asset and recognize a financial liability equal to the transfer proceeds. We account for the financial liability applying IFRS 9.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period where we operate and generate taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in our consolidated income statements. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is provided on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the end of the reporting period.

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements. Unless the possibility of an outflow of resources embodying economic benefits is probable and measurable, they are disclosed in the notes to our consolidated financial statements. On the other hand, contingent assets are not recognized in our consolidated financial statements but are disclosed in the notes to our consolidated financial statements when an inflow of economic benefits is probable.

Segment Information

PLDT and its subsidiaries are organized into three business segments. Such business segments are the bases upon which we report our primary segment information. Financial information on business segments is presented in Note 4 – Operating Segment Information.

Events After the End of the Reporting Period

Post reporting period events up to the date of approval of the Board of Directors that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in our consolidated financial statements. Post reporting period events that are classified as non-adjusting events are disclosed in the notes to our consolidated financial statements when material.

Equity

Preferred and common stocks are measured at par value for all shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax. Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value in our consolidated statements of changes in equity and consolidated statements of financial position.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity. No gain or loss is recognized in our consolidated income statements on the purchase, sale, reissuance or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration upon reissuance or cancellation of shares is recognized as capital in excess of par value in our consolidated statements of changes in equity and consolidated statements of financial position.

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any impact is presented as part of capital in excess of par value in our consolidated statements of changes in equity.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprises of income and expense, including reclassification adjustments, that are not recognized in our consolidated income statements as required or permitted by IFRS.

3.
Management’s Use of Accounting Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with IFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the end of each reporting period. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years.

Judgments and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments, key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period are consistent with those applied in the most recent annual financial statements. Selected critical judgments and estimates applied in the preparation of the consolidated financial statements are discussed below:

Judgments

In the process of applying our accounting policies, management has made judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in our consolidated financial statements.

Revenue Recognition

Identifying performance obligations

We identify performance obligations by considering whether the promised goods or services in the contract are distinct goods or services. A good or service is distinct when the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and our promise to transfer the good or service to the customer is separately identifiable from the other promises in the contract.

Revenues earned from multiple-deliverable arrangements offered by our fixed line and wireless businesses are split into separately identifiable performance obligations based on their relative stand-alone selling price in order to reflect the substance of the transaction. The transaction price represents the best evidence of stand-alone selling price for the services we offer since this is the observable price we charge if our services are sold separately. We account for customer contracts in accordance with IFRS 15 and have concluded that the service (telecommunication service) and non-service components (handset or equipment) may be accounted for as separate performance obligations. The handset or equipment is delivered first, followed by the telecommunication service (which is provided over the contract/lock-in period of generally three years for fixed line and two years for wireless). Revenue attributable to the separate performance obligations are based on the allocation of the transaction price relative to the stand-alone selling price.

Installation fees for voice and data services that are not custom-built for the subscribers are considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber. On the other hand, installation fees of data services that are custom-built for the subscribers are considered as a separate performance obligation and is recognized upon completion of the installation services. Activation fees for both voice and data services are also considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period.

Principal versus agent consideration

We enter into contracts with our customers involving multiple deliverable arrangements. We determined that we control the goods before they are transferred to customers, and we have the ability to direct the use of the inventory. The following factors indicate that we control the goods before they are being transferred to customers:

a)
We are primarily responsible for fulfilling the promise to provide the specified equipment;
b)
We bear inventory risk on our inventory before it has been transferred to the customer; and
c)
We have discretion in establishing the prices for the other party’s goods or services and, therefore, the benefit that we can receive from those goods or services is not limited. It is incumbent upon us to establish the price of our services to be offered to our subscribers.

Based on the foregoing, we are considered the principal in our contracts with other service providers except for certain VAS arrangements. We have the primary obligation to provide the services to the subscriber.

Timing of revenue recognition

We recognize revenues from contracts with customers over time or at a point in time depending on our evaluation of when the customer obtains control of the promised goods or services and based on the extent of progress towards completion of the performance obligation. For the telecommunication service which is provided over the contract period of two or more years, revenue is recognized monthly as we provide the service because control is transferred over time. For the device, which is sold at the inception of the contract, revenue is recognized at the time of delivery because control is transferred at a point in time.

Identifying methods for measuring progress of revenue recognized over time

We determine the appropriate method of measuring progress which is either through the use of input or output methods. Input method recognizes revenue on the basis of the entity’s efforts or inputs to the satisfaction of a performance obligation while output method recognizes revenue on the basis of direct measurements of the value to the customer of the goods or services transferred to date.

Revenue from telecommunication services is recognized through the use of input method wherein recognition is over time based on the customer subscription period since the customer simultaneously receives and consumes the benefits as the seller renders the services.

Significant financing component

We concluded that the handset component included in contracts with customers has a significant financing component considering the period between the time of the transfer of control over the handset and the customer’s payment of the price of the handset, which is more than one year.

In determining the interest to be applied to the amount of consideration, we concluded that the interest rate is the market interest rate adjusted with credit spread to reflect the customer credit risk that is commensurate with the rate that would be reflected in a separate financing transaction between us and our customer at contract inception.

Estimation of stand-alone selling price

We assessed that the service and non-service components represent separate performance obligations, thus, the amount of revenues should be recognized based on the allocation of the transaction price to the different performance obligations based on their stand-alone selling prices. The stand-alone selling price is the price at which we sell the good or service separately to a customer. However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the revenue allocation.

In terms of allocation of transaction price between performance obligations, we assessed that allocating the transaction price using the stand-alone selling prices of the services and handset will result in more revenue allocated to non-service component. The stand-alone selling price is based on the price in which we regularly sell the non-service and service component in a separate transaction.

Financial Instruments

Evaluation of business models in managing financial instruments

We determine our business model at the level that best reflects how we manage groups of financial assets to achieve our business objective. Our business model is not assessed on an instrument-by-instrument basis, but a higher level of aggregated portfolios and is based on observable factors such as:

a.
How the performance of the business model and the financial assets held within that business model are evaluated and reported to the entity’s key management personnel;
b.
The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed; and
c.
The expected frequency, value and timing of sales are also important aspects of our assessment.

The business model assessment is based on reasonably expected scenarios without taking ‘worst case’ or ‘stress case’ scenarios into account. If cash flows after initial recognition are realized in a way that is different from our original expectations, we do not change the classification of the remaining financial assets held in that business model but incorporates such information when assessing newly originated or newly purchased financial assets going forward.

We have determined that for cash and cash equivalents, short-term investments, investment in debt securities and other long-term investments, and trade and other receivables, the business model is to collect the contractual cash flows until maturity.

IFRS 9, however, emphasizes that if more than an infrequent number of sales are made out of a portfolio and those sales are more than insignificant in value, of financial assets carried at amortized cost, we should assess whether and how such sales are consistent with the objective of collecting contractual cash flows.

Definition of default and credit-impaired financial assets

We define a financial instrument as in default, which is fully aligned with the definition of credit-impaired, when it meets one or more of the following criteria:

•
Quantitative criteria

For trade receivables and all other financial assets subject to impairment, default occurs when the receivable becomes 90 days past due, except for trade receivables from corporate subscribers, which are determined to be in default when the receivables become 120 days past due.

•
Qualitative criteria

The counterparty meets unlikeliness to pay criteria, which indicates the counterparty is in significant financial difficulty. These are instances where:

a.
The counterparty is experiencing financial difficulty or is insolvent;
b.
The counterparty is in breach of financial covenant(s);
c.
An active market for that financial assets has disappeared because of financial difficulties;
d.
Concessions have been granted by us, for economic or contractual reasons relating to the counterparty’s financial difficulty;
e.
It is becoming probable that the counterparty will enter bankruptcy or other financial reorganization; and
f.
Financial assets are purchased or originated at a deep discount that reflects the incurred credit losses.

The criteria above have been applied to all financial instruments, except FVPL, held by us and are consistent with the definition of default used for internal credit risk management purposes. The default definition has been applied consistently to the ECL models throughout our expected loss calculation.

Significant increase in credit risk

At each reporting date, we assess whether there has been a significant increase in credit risk for financial assets since initial recognition by comparing the risk of default occurring over the expected life between the reporting date and the date of initial recognition. We consider reasonable and supportable information that is relevant and available without undue cost or effort for this purpose. This includes quantitative and qualitative information and forward-looking analysis.

An exposure will migrate through the ECL stages as asset quality deteriorates. If, in a subsequent period, asset quality improves and also reverses any previously assessed significant increase in credit risk since origination, then the loss allowance measurement reverts from lifetime ECL to 12-month ECL.

Using our judgment and, where possible, relevant historical experience, we may determine that an exposure has undergone a significant increase in credit risk based on particular qualitative indicators that we consider are indicative of such and whose effect may not otherwise be fully reflected in its quantitative analysis on a timely basis.

As a backstop, we consider that a significant increase in credit risk occurs no later than when an asset is more than 30 days past due. Days past due are determined by counting the number of days since the earliest elapsed due date in respect of which full payment has not been received. Due dates are determined without considering any grace period that might be available to the counterparty.

Exposures that have not deteriorated significantly since origination, or where the deterioration remains within our investment grade criteria, or which are less than 30 days past due, are considered to have a low credit risk. The provision for credit losses for these financial assets is based on a 12-month ECL. The low credit risk exemption has been applied on debt investments that meet the investment grade criteria of the PLDT Group.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine Peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under the PLDT Group is the Philippine Peso, except for PLDT Global and certain of its subsidiaries, and PGNL and certain of its subsidiaries which use the U.S. Dollar.

Determining the lease term of contracts with renewal and termination options – Company as a Lessee

Upon adoption of IFRS 16, we applied a single recognition and measurement approach for all leases, except for short-term leases and leases of ‘low-value’ assets. See Section Leases for the accounting policy.

We determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

We, as the lessee, have the option, under some of our lease agreements to lease the assets for additional terms. We apply judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, we consider all relevant factors that create an economic incentive for us to exercise the renewal. After the commencement date, we reassess the lease term if there is a significant event or change in circumstances that is within our control and affects our ability to exercise or not to exercise the option to renew or to terminate (e.g., a change in business strategy).

We included the renewal period as part of the term for leases such as poles and leased circuits due to the significance of these assets to our operations. These leases have a non-cancellable period (i.e., one to 30 years) and there will be a significant negative effect on our provision of services if a replacement is not readily available. Furthermore, the periods covered by termination options are included as part of the lease term only when they are reasonably certain not to be exercised.

See Note 10 – Leases for information on potential future payments relating to periods following the exercise date of extension and termination options that are not included in the lease term.

Total depreciation of ROU assets from continuing operations recognized in our consolidated income statements amounted to Php3,407 million and Php3,111 million for the six months ended June 30, 2024 and 2023, respectively, while that from discontinued operations amounted to nil and Php14 million for the six months ended June 30, 2024 and 2023, respectively. Total lease liabilities amounted to Php51,875 million and Php47,546 million as at June 30, 2024 and December 31, 2023, respectively. See Note 2 - Summary of Material Accounting Policies - Discontinued Operations, Note 10 – Leases and
Note 27 – Financial Assets and Liabilities.

Sale and Leaseback of Telecom Towers

The accounting for sale and leaseback transaction depends on whether the transfer of the asset qualifies as a sale. We applied judgment to determine whether the transfer of asset is accounted for as a sale based on the requirements for determining when a performance obligation is satisfied in IFRS 15. We also applied estimates and judgment in determining many aspects, among others, the passive telecom assets and land lease as unit of accounts, the fair value of the towers sold, the measurement of the ROU assets retained by us and determining an appropriate discount rate to calculate the present value of the minimum lease payments.

Assets classified as held-for-sale

The criteria for held-for-sale classification is regarded as met only when the sale is highly probable, and the asset is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn.

Smart and DMPI entered into sale and purchase agreements with certain tower companies in connection with the sale of telecom towers and related passive telecom infrastructure. The closing of the agreements will be on a staggered basis depending on the satisfaction of closing conditions based on the number of towers transferred and is expected to be completed in 2024. With this agreement, we believe that certain conditions were met that qualified the related assets to be reclassified as held-for-sale.

See related discussion in Note 9 – Property and Equipment and Note 10 – Leases.

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through Philippine Depositary Receipts, or PDRs

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc., or Satventures, and indirect interest in Cignal TV, Inc., or Cignal TV.

Based on our judgment, at the PLDT Group level, ePLDT’s investments in PDRs gives ePLDT a significant influence over Satventures and Cignal TV as evidenced by provision of essential technical information and material transactions among PLDT, Smart, Satventures and Cignal TV, and thus are accounted for as investments in associates using the equity method.

See related discussion in Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of ePLDT in MediaQuest PDRs.

Accounting for investment of PCEV in Maya Bank, Inc., or Maya Bank

The shareholders’ agreement of Voyager Finserve Corporation, or VFC, and Paymaya Finserve Corporation, or PFC, (collectively known as the Bank HoldCos) requires affirmative vote of at least one director nominated by both PCEV and MIH to direct the relevant activities of the Bank HoldCos. The Bank HoldCos were incorporated for the sole purpose of holding shares or equity investments in Maya Bank. Because of the contractual arrangement between the parties, the investments in the Bank HoldCos are accounted for as joint venture.

See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PCEV in Maya Bank.

Accounting for investments in Vega Telecom Inc., or VTI, Bow Arken Holdings Company, or Bow Arken, and Brightshare Holdings, Inc., or Brightshare

PLDT acquired a 50% equity interest in each of VTI, Bow Arken and Brightshare on May 30, 2016. See related discussion on Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare. Based on the Memorandum of Agreement, PLDT and Globe Telecom, Inc., or Globe, each has the right to appoint half the members of the Board of Directors of each of VTI, Bow Arken and Brightshare, as well as the (i) co-Chairman of the Board; (ii) co-Chief Executive Officer and President; and (iii) co-Controller where any matter requiring their approval shall be deemed passed or approved if the consents of both co-officers holding the same position are obtained. All decisions of each Board of Directors may only be approved if at least one director nominated by each of PLDT and Globe votes in favor of it.

Based on these rights, PLDT and Globe have joint control over VTI, Bow Arken and Brightshare, which is defined in IFRS 11, Joint Arrangements,as a contractually agreed sharing of control of an arrangement and exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Consequently, PLDT and Globe classified the joint arrangement as a joint venture in accordance with IFRS 11 given that PLDT and Globe each has the right to 50% of the net assets of VTI, Bow Arken and Brightshare and their respective subsidiaries.

Accordingly, PLDT accounted for the investment in VTI, Bow Arken and Brightshare using the equity method of accounting in accordance with IAS 28. Under the equity method of accounting, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets. See Note 11 – Investments in Associates and Joint Ventures – Investment in Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare.

Material partly-owned subsidiaries

Our consolidated financial statements include additional information about subsidiaries that have non-controlling interest, or NCI, that are material to us, see Note 6 – Components of Other Comprehensive Loss. We determined material partly-owned subsidiaries as those with balance of NCI greater than 5% of the total equity as at June 30, 2024 and December 31, 2023.

Material associates and joint ventures

Our consolidated financial statements include additional information about associates and joint ventures that are material to us. See Note 11 – Investments in Associates and Joint Ventures. We determined material associates and joint ventures are those investees where our carrying amount of investments is greater than 5% of the total investments in associates and joint ventures as at June 30, 2024 and December 31, 2023.

Determining Taxable Profit, Tax Bases, Unused Tax Losses, Unused Tax Credits and Tax Rates

We assess whether we have any uncertain tax position and applies significant judgment in identifying uncertainties over our income tax treatments. We determined based on our assessment that it is probable that our income tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in our consolidated financial statements within the next financial year are discussed below. We based our estimates and assumptions on parameters available when our consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control. Such changes are reflected in the assumptions when they occur.

Subscriber contract costs

Subscriber contract costs are costs to obtain (i.e., commissions) and costs to fulfill (i.e., installation and CPE costs) in relation to the services we provide to our subscribers. We assessed that these subscriber contract costs are incremental in obtaining and fulfilling our performance obligations. Accordingly, we capitalized subscriber contract costs and amortized as expense over the average customer relationship period.

We apply judgment to estimate the amortization period of subscriber contract costs. As part of our annual evaluation of the average customer relationship period, our reassessment resulted to a shorter amortization period with a range of 3-6 years for certain types of subscriber contracts brought by the effect of Corona Virus Disease, or COVID-19 Pandemic, given the dynamic nature of subscriber behavior and market condition.

The change in the amortization period reflects the expected timing of transfer of the services to our subscribers. This was accounted for prospectively as a change in accounting estimate, thereby resulting in additional charges to profit or loss amounting to Php13,924 million for the full year 2023. Further details on subscriber contract costs are disclosed in
Note 18 – Prepayments and Other Non-Financial Assets.

Leases – Estimating the incremental borrowing rate, or IBR

In calculating the present value of lease payments, we use the IBR at the lease commencement date if the interest rate implicit in the lease is not readily determinable. IBR is the rate of interest that a lessee would have to pay to borrow over a similar term, similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment.

We use benchmark rates from partner banks based on the tenor of our loan borrowings plus a spread adjustment based on our credit worthiness.

Our lease liabilities amounted to Php51,875 million and Php47,546 million as at June 30, 2024 and December 31, 2023, respectively. See Note 10 – Leases.

Impairment of non-financial assets

IAS 36 requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill and intangible assets with indefinite useful life, at a minimum, such assets are subject to an impairment test annually and whenever there is an indication that such assets may be impaired. This requires an estimation of the VIU of the CGUs to which these assets are allocated. The VIU calculation requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows. See
Note 14 – Goodwill and Intangible Assets – Impairment Testing of Goodwill for the key assumptions used to determine the VIU of the relevant CGUs.

Determining the recoverable amount of property and equipment, ROU assets, investments in associates and joint ventures, goodwill and intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property and equipment, ROU assets, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions of future market conditions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future impairment charges.

See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, and Note 9 – Property and Equipment.

The carrying values of our property and equipment, ROU assets, investments in associates and joint ventures, investment properties, goodwill and intangible assets, and prepayments are separately disclosed in Note 9 – Property and Equipment, Note 10 – Leases, Note 11 – Investments in Associates and Joint Ventures, Note 13 – Investment Properties,
Note 14 – Goodwill and Intangible Assets and Note 18 – Prepayments, respectively.

Estimating useful lives of property and equipment

We estimate the useful lives of each item of our property and equipment based on the periods over which our assets are expected to be available for use. Our estimation of the useful lives of our property and equipment is also based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of each asset are reviewed at least every year-end and updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property and equipment would increase our recorded depreciation and decrease the carrying amount of our property and equipment.

In 2023, PLDT and Smart increased the EUL of Information Technology assets and general computers and peripherals, due to technological advancement allowing extended warranty and Maintenance Agreement for hardware and services from vendor. Had the affected assets been depreciated using the original EUL, the depreciation would have been higher by Php546 million for PLDT and Php50 million for Smart for the full year 2023.

In 2023, Smart increased the EUL of Self-Supporting Tower due to cost-effective structure to transport, which allows future expansion and upgrades of mounting antennas and is designed for durability and resistance to withstand the elements, hence extending the vendor’s warranty. Had the affected assets been depreciated using the original EUL, the depreciation would have been higher by Php338 million for the full year 2023.

The total depreciation and amortization of property and equipment from continuing operations amounted to
Php17,244 million and Php20,839 million for the six months ended June 30, 2024 and 2023, respectively, while that from discontinued operations amounted to nil and Php2 million for the six months ended June 30, 2024 and 2023, respectively. Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to
Php305,639 million and Php287,103 million as at June 30, 2024 and December 31, 2023, respectively. See
Note 2 - Summary of Material Accounting Policies - Discontinued Operations, Note 4 – Operating Segment Information and Note 9 – Property and Equipment.

Estimating useful lives of intangible assets with finite lives

Intangible assets with finite lives are amortized over their expected useful lives using the straight-line method of amortization. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statements.

The total amortization of intangible assets with finite lives amounted to Php112 million and Php110 million for the six months ended June 30, 2024 and 2023, respectively. Total carrying values of intangible assets with finite lives amounted to
Php1,152 million and Php1,174 million as at June 30, 2024 and December 31, 2023, respectively. See Note 5 – Income and Expenses – Selling, General and Administrative Expenses and Note 14 – Goodwill and Intangible Assets.

Investment Properties

We carry our investment properties at fair value, with changes in fair value being recognized in the consolidated income statements. Investment properties have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties.

The valuation for land was based on a market approach valuation technique while the valuation for building and land improvements was based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers. See Note 13 – Investment Properties.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting years. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. Based on this, management expects that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php703 million and Php817 million as at June 30, 2024 and December 31, 2023, respectively. Total consolidated provision for deferred income tax amounted to Php3,194 million and Php3,551 million for the six months ended June 30, 2024 and 2023, respectively. Total consolidated recognized net deferred income tax assets amounted to Php15,158 million and Php18,172 million as at June 30, 2024 and December 31, 2023, respectively. See Note 4 – Operating Segment Information and Note 7 – Income Taxes.

Estimating allowance for ECLs

a.
Measurement of ECLs

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows:

•
Financial assets that are not credit-impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the EIR. The cash shortfall is the difference between the cash flows due tdo us in accordance with the contract and the cash flows that we expect to receive; and
•
Financial assets that are credit-impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the EIR.

We leverage existing risk management indicators (e.g., internal credit risk classification and restructuring triggers), credit risk rating changes and reasonable and supportable information which allow us to identify whether the credit risk of financial assets has significantly increased.

b.
Inputs, assumptions and estimation techniques
•
General approach for cash in bank, short-term investments, debt securities, financial assets at FVOCI and advances and other noncurrent assets

The ECL is measured on either a 12-month or lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition. We consider the probability of our counterparty to default on its obligation and the expected loss at default after considering the effects of collateral, any potential value when realized and time value of money. Based on our assessment, there is no significant increase in credit risk and the ECL for these financial assets under a general approach is measured on a 12-month basis.

The assumptions underlying the ECL calculation are monitored and reviewed on a quarterly basis.

•
Simplified approach for trade and other receivables and contract assets

The simplified approach does not require the tracking of changes in credit risk, but instead requires the recognition of lifetime ECL. For trade receivables and contract assets, we use the simplified approach for calculating ECL. We have considered similarities in underlying credit risk characteristics and behavior in determining the groupings of various customer segments.

We used historically observed default rates and adjusted these historical credit loss experiences with forward-looking information. At every reporting date, the historical default rates are updated and changes in the forward-looking estimates are analyzed.

There have been no significant changes in the estimation techniques used for calculating ECL on trade and other receivables and contract assets.

•
Incorporation of forward-looking information

We incorporated forward-looking information into both our assessment of whether the credit risk of an instrument has increased significantly since its initial recognition and our measurement of ECL.

To do this, management considered a range of relevant forward-looking macroeconomic assumptions and probability weights for the determination of unbiased general industry adjustments and any related specific industry adjustments that support the calculation of ECLs.

The macroeconomic factors are aligned with information used by us for other purposes such as strategic planning and budgeting.

The probability weights used in the calculation of ECLs cover a range of possible outcomes based on the current and projected economic conditions.

We have identified and documented key drivers of credit risk and credit losses of each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macroeconomic variables and credit risk and credit losses.

Predicted relationship between the key indicators and default and loss rates on various portfolios of financial assets have been developed based on analyzing historical data over the past three to eight years. The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

Due to lack of reasonable and supportable information, we have not identified any uncertain event that was assessed to be relevant to the risk of default occurring, thus we are not able to estimate the impact on ECL.

Total provision for expected credit losses for trade and other receivables from continuing operations amounted to
Php1,773 million and Php1,945 million for the six months ended June 30, 2024 and 2023, respectively. Trade and other receivables, net of allowance for expected credit losses, amounted to Php27,950 million and Php26,086 million as at
June 30, 2024 and December 31, 2023, respectively. See Note 5 – Income and Expenses and Note 16 – Trade and Other Receivables.

Total impairment losses on contract assets amounted to Php91 million and Php131 million for the six months ended
June 30, 2024 and 2023, respectively. Contract assets, net of allowance for expected credit losses, amounted to
Php1,845 million and Php1,918 million as at June 30, 2024 and December 31, 2023, respectively. See
Note 5 – Income and Expenses – Contract Balances.

•
Grouping of instruments for losses measured on collective basis

A broad range of forward-looking information was considered as economic inputs such as the gross domestic product, or GDP, inflation rate, unemployment rates, export rates, The Group of Twenty, or G20 GDP and G20 inflation rates. For expected credit loss provisions modelled on a collective basis, grouping of exposures is performed on the basis of shared risk characteristics, such that risk exposures within a group are homogeneous. In performing this grouping, there must be sufficient information for the PLDT Group to be statistically acceptable. Where sufficient information is not available internally, then we have considered benchmarking internal/external supplementary data to use for modelling purposes. The characteristics and any supplementary data used to determine groupings are outlined below.

Trade receivables – Groupings for collective measurement

a.
Retail subscribers;
b.
Corporate subscribers;
c.
Foreign administrations and domestic carriers; and
d.
Dealers, agents and others

The following credit exposures are assessed individually:

•
All stage 3 assets, regardless of the class of financial assets; and
•
The cash and cash equivalents, investment in debt securities and financial assets at FVOCI, and other financial assets.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method. An actuarial valuation includes making various assumptions which consist, among other things, discount rates, rates of compensation increases and mortality rates. Further, our accrued benefit cost is affected by the fair value of the plan assets. Key assumptions used to estimate fair value of the unlisted equity investments included in the plan assets consist of revenue growth rate, direct costs, capital expenditures, discount rates and terminal growth rates. See Note 25 – Pension and Other Employee Benefits. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

The net consolidated pension benefit costs from continuing operations amounted to Php716 million and Php602 million for the six months ended June 30, 2024 and 2023, respectively, while that from discontinued operations amounted to nil and
Php4 million for the six months ended June 30, 2024 and 2023, respectively. The prepaid benefit costs amounted to
Php975 million and Php917 million as at June 30, 2024 and December 31, 2023, respectively. The accrued benefit costs amounted to Php1,482 million and Php3,541 million as at June 30, 2024 and December 31, 2023, respectively. See
Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 18 – Prepayments and Note 25 – Pension and Other Employee Benefits.

Long-term Incentive Plan, LTIP

The Executive Compensation Committee (ECC) of the PLDT Board of Directors approved the LTIP covering the years 2022 to 2026, on December 23, 2021. It covers two cycles and is intended to provide incentive compensation in the form of cash to key officers, executives and other eligible participants who are consistent performers, compliant with codes of conduct and contributors to our strategic and financial goals, with defined metrics based on the achievement of telco core income, customer experience and sustainability. The target metrics for Sustainability are expected to capture the Company’s performance in various environmental, social, and governance (ESG) materiality areas, including but not limited to, climate action such as initiatives to reduce energy consumption and greenhouse gas (GHG) emissions, employee and customer welfare, diversity and inclusion, cyber security and data privacy, and business ethics. Cycle 1 covers the performance period from 2022 to 2024 and payout will be based on the achievement of performance targets. Cycle 2 covers the performance period from 2025 to 2026 and is subject to the ECC’s further evaluation and approval of the final terms.

This long-term employee benefit liability was recognized and measured using the projected unit credit method and was amortized on a straight-line basis over the vesting period.

The expense accrued for the LTIP amounted to Php478 million and Php463 million for the six months ended June 30, 2024 and 2023, respectively.

The accrued incentive payable amounted to Php2,660 million and Php2,182 million as at June 30, 2024 and
December 31, 2023, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits and
Note 25 – Pension and Other Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations is recognized in the period in which this is incurred if a reasonable estimate can be made. This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,191 million and Php1,164 million as at June 30, 2024 and December 31, 2023, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments. Our estimates of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and are based upon our analysis of potential results. Based on management’s assessment, appropriate provisions were made. We currently do not believe these proceedings could materially reduce our revenues and profitability. It is possible, however, that future financial position and performance could be materially affected by changes in our estimates or the effectiveness of our strategies relating to these proceedings and assessments. See Note 26 – Provisions and Contingencies.

Determination of fair values of financial assets and financial liabilities

When the fair value of financial assets and financial liabilities recorded in our consolidated statements of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at June 30, 2024 amounted to Php2,885 million and Php241,390 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2023 amounted to Php3,571 million and Php233,845 million, respectively. See Note 27 – Financial Assets and Liabilities.

4.
Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group). The operating results of these operating segments are regularly reviewed by the Management Committee to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services. We have three reportable operating segments as follows:

•
Wireless – mobile telecommunications services provided by Smart and DMPI, our mobile service providers; SBI and PDSI, our wireless broadband service providers; and certain subsidiaries of PLDT Global;
•
Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, BCC and PLDT Global and certain subsidiaries; data center, cloud, cyber security services, managed information technology services through ePLDT and its subsidiaries; distribution of Filipino channels and content through PGNL and its subsidiaries; and software development and IT solutions provided by Multisys; and
•
Others – PCEV, PGIH, PLDT Digital and its subsidiaries, our investment companies, Kayana, our digital platform company.

See Note 2 – Summary of Material Accounting Policies for further discussion.

Segment revenues, segment expenses and segment results include transfers between business segments. These transfers are eliminated in full upon consolidation.

The amounts of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in our consolidated financial statements, which is in accordance with IFRS. The segment revenues, net income, and other segment information of our reportable operating segments for the six months ended June 30, 2024 and 2023, and as at June 30, 2024 and December 31, 2023 are as follows:

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos)
June 30, 2024 (Unaudited)
Revenues
External customers	52,582	55,001	—	—	107,583
Service revenues	48,656	54,787	—	—	103,443
Non-service revenues	3,926	214	—	—	4,140
Inter-segment transactions	417	9,105	—	(9,522)	—
Service revenues	417	9,105	—	(9,522)	—
Non-service revenues	—	—	—	—	—
Total revenues	52,999	64,106	—	(9,522)	107,583
Results
Depreciation and amortization	16,252	12,824	—	(4,795)	24,281
Asset impairment	410	1,639	—	—	2,049
Interest income	375	129	8	(15)	497
Equity share in net losses of associates and joint ventures	—	(28)	(664)	—	(692)
Financing costs – net	4,651	3,377	—	(916)	7,112
Provision for income tax	1,647	3,839	(7)	307	5,786
Net income (loss) / Segment profit (loss)	5,476	17,780	(753)	(3,986)	18,517

Assets and liabilities
Operating assets	349,944	283,319	16,263	(89,724)	559,802
Investments in associates and joint ventures	41	44,807	7,719	—	52,567
Deferred income tax assets – net	6,302	8,845	60	(49)	15,158
Total assets	356,287	336,971	24,042	(89,773)	627,527
Operating liabilities	304,517	293,250	2,417	(86,957)	513,227
Deferred income tax liabilities	5	27	—	1	33
Total liabilities	304,522	293,277	2,417	(86,956)	513,260
Other segment information
Capital expenditures, including capitalized interest (Note 9)(1)(2)	12,131	22,940	48	—	35,119

(1) Net of additions subject to sale and leaseback from tower companies.

(2) Includes capitalization of subscriber contract cost to fulfill.

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos)
June 30, 2023 (Unaudited)
Revenues
External customers	51,245	52,793	—	—	104,038
Service revenues	46,678	52,573	—	—	99,251
Non-service revenues	4,567	220	—	—	4,787
Inter-segment transactions	344	6,813	—	(7,157)	—
Service revenues	344	6,813	—	(7,157)	—
Non-service revenues	—	—	—	—	—
Total revenues	51,589	59,606	—	(7,157)	104,038

Results
Depreciation and amortization	15,368	13,560	—	(4,978)	23,950
Asset impairment	476	1,671	—	—	2,147
Interest income	335	165	4	(18)	486
Equity share in net losses of associates and joint ventures	—	(110)	(1,215)	—	(1,325)
Financing costs – net	4,404	3,258	—	(1,110)	6,552
Provision for (benefit from) income tax	2,764	3,481	1	(8)	6,238
Net income (loss) / Segment profit (loss)	8,968	10,769	(1,286)	85	18,507
Continuing operations	8,968	10,769	(1,286)	85	18,536
Discontinued operations (Notes 2 and 8)	—	—	—	—	(29)

December 31, 2023 (Audited)
Assets and liabilities
Operating assets	291,140	260,220	13,415	(23,736)	541,039
Investments in associates and joint ventures	41	42,709	7,558	—	50,308
Deferred income tax assets – net	5,356	11,270	53	1,493	18,172
Total assets	296,537	314,199	21,026	(22,243)	609,519
Operating liabilities	233,237	279,660	1,883	(15,812)	498,968
Deferred income tax liabilities	—	165	—	—	165
Total liabilities	233,237	279,825	1,883	(15,812)	499,133

June 30, 2023 (Unaudited)
Other segment information
Capital expenditures, including capitalized interest (Note 9)(1)	20,821	19,981	—	—	40,802

(1) Net of additions subject to sale and leaseback from tower companies.

The following table presents our revenues from external customers by category of products and services for the six months ended June 30, 2024 and 2023:

	June 30,
	2024	2023
	(Unaudited)
	(in million pesos)
Wireless services
Service revenues:
Mobile	47,917	45,841
Home broadband	739	837
	48,656	46,678
Non-service revenues:
Sale of mobile handsets and broadband data modems	3,926	4,567
Total wireless revenues	52,582	51,245
Fixed line services
Service revenues:
Data	41,030	40,297
Voice and miscellaneous	13,757	12,276
	54,787	52,573
Non-service revenues:
Sale of phone units, devices and others	214	220
Total fixed line revenues	55,001	52,793
Total revenues	107,583	104,038

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since majority of our consolidated revenues are derived from our operations within the Philippines.

There is no revenue transaction with a single external customer that accounted for 10% or more of our consolidated revenues from external customers for the six months ended June 30, 2024 and 2023.

5.
Income and Expenses

Revenues from Contracts with Customers

Disaggregation of Revenue

We derived our revenue from the transfer of goods and services over time and at a point in time in the following major product lines. This is consistent with the revenue information that is disclosed for each reportable segment under IFRS 8, Operating Segments. See Note 4 – Operating Segment Information.

Set out is the disaggregation of PLDT Group’s revenues from contracts with customers for the six months ended
June 30, 2024 and 2023:

Revenue Streams	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos)
June 30, 2024 (Unaudited)
Type of good or service
Service revenue	49,073	63,892	—	(9,522)	103,443
Non-service revenue	3,926	214	—	—	4,140
Total revenues from contracts with customers	52,999	64,106	—	(9,522)	107,583

Timing of revenue recognition
Transferred over time	49,073	63,892	—	(9,522)	103,443
Transferred at a point time	3,926	214	—	—	4,140
Total revenues from contracts with customers	52,999	64,106	—	(9,522)	107,583

June 30, 2023 (Unaudited)
Type of good or service
Service revenue	47,022	59,386	—	(7,157)	99,251
Non-service revenue	4,567	220	—	—	4,787
Total revenues from contracts with customers	51,589	59,606	—	(7,157)	104,038

Timing of revenue recognition
Transferred over time	47,022	59,386	—	(7,157)	99,251
Transferred at a point time	4,567	220	—	—	4,787
Total revenues from contracts with customers	51,589	59,606	—	(7,157)	104,038
Remaining performance obligations are associated with our wireless and fixed line subscription contracts. As at
June 30, 2024, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php40,789 million, of which we expect to recognize approximately 30% in 2024 and 70% in 2025 and onwards. As at December 31, 2023, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php40,487 million, of which we recognized approximately 56% in 2024 and expect to recognize 44% in 2025 and onwards.

Contract Balances

Contract balances as at June 30, 2024 and December 31, 2023 consists of the following:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Trade and other receivables (Note 16)	46,195	43,301
Contract assets	1,887	1,960
Contract liabilities and unearned revenues (Notes 21 and 23)	18,279	18,895

Set out below is the movement in the allowance for expected credit losses of contracts assets as at June 30, 2024 and
December 31, 2023.

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
		(in million pesos)
Balances at beginning of the period	42	45
Reversals	—	(3)
Balances at end of the period	42	42

Changes in the contract liabilities and unearned revenues accounts for the six months ended June 30, 2024 and for the year ended December 31, 2023 follow:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	18,895	17,114
Deferred during the period	71,484	135,982
Recognized as revenue during the period	(72,100)	(134,201)
Balances at end of the period	18,279	18,895

The contract liabilities and unearned revenues accounts as at June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Unearned revenues from prepaid contracts	6,253	6,864
Short-term advances for installation services	5,162	5,004
Leased facilities	4,766	4,851
Advance monthly service fees	2,069	2,152
Long-term advances from equipment	29	24
Total contract liabilities and unearned revenues	18,279	18,895

Contract liabilities:
Noncurrent (Note 21)	297	300
Current (Note 23)	18	16

Unearned revenues:
Noncurrent (Note 21)	7,990	7,906
Current (Note 23)	9,974	10,673

Unearned revenues on leased circuits pertain to prepayments for various leased circuit contracts. See Note 24 – Related Party Transactions.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six months ended June 30, 2024 and 2023 consist of the following:

	June 30,
	2024	2023
	(Unaudited)
	(in million pesos)
Repairs and maintenance (Notes 13, 17 and 24)	15,085	14,563
Compensation and employee benefits	13,115	13,429
Professional and other contracted services (Note 24)	3,602	3,967
Selling and promotions (Notes 18 and 24)	2,990	2,706
Taxes and licenses	2,697	2,514
Insurance and security services (Note 24)	662	622
Rent (Notes 10 and 24)	621	1,032
Communication, training and travel (Note 24)	573	558
Amortization of intangible assets (Note 14)	112	110
Other expenses	288	332
Total selling, general and administrative expenses	39,745	39,833

Compensation and Employee Benefits

Compensation and employee benefits for the six months ended June 30, 2024 and 2023 consist of the following:

	June 30,
	2024	2023
	(Unaudited)
	(in million pesos)
Salaries and other employee benefits	10,576	10,597
Pension benefit costs (Note 25)	716	602
Incentive plan (Note 25)	478	463
MRP	1,345	1,767
Total compensation and employee benefits	13,115	13,429

Over the past several years, we have been implementing the MRP in line with our continuing efforts to reduce the cost base of our businesses. The decision to implement the MRP was a result of challenges faced by our businesses as significant changes in technology, increasing competition, and shifting market preferences have reshaped the future of our businesses. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Sales and Services

Cost of sales and services for the six months ended June 30, 2024 and 2023 consist of the following:

	June 30,
	2024	2023
	(Unaudited)
	(in million pesos)
Cost of mobile handsets, phone units, broadband data modems and devices	4,661	5,444
Cost of services	1,920	2,055
Cost of point-product-sales	264	191
Total cost of sales and services	6,845	7,690

Asset Impairment

Asset impairment for the six months ended June 30, 2024 and 2023 consist of the following:

	June 30,
	2024	2023
	(Unaudited)
	(in million pesos)
Trade and other receivables (Note 16)	1,773	1,945
Inventories and supplies (Note 17)	118	71
Contract assets	91	131
Property and equipment	67	—
Total asset impairment	2,049	2,147

Other Income (Expenses) – Net

Other income (expenses) – net for the six months ended June 30, 2024 and 2023 consist of the following:

	June 30,
	2024	2023
	(Unaudited)
	(in million pesos)
Gains on derivative financial instruments – net (Note 27)	3,404	727
Gain on sale and leaseback of telecom towers – gross of expenses (Note 9)	571	3,640
Interest income	497	486
Gain on disposal of property and equipment	79	346
Equity share in net losses of associates and joint ventures (Note 11)	(692)	(1,325)
Foreign exchange gains (losses) – net	(1,036)	551
Financing costs – net	(7,112)	(6,552)
Others – net	475	1,203
Total other expenses – net	(3,814)	(924)

Interest Income

Interest income for the six months ended June 30, 2024 and 2023 consist of the following:

	June 30,
	2024	2023
	(Unaudited)
	(in million pesos)
Interest income arising from revenue contracts with customers	285	215
Interest income on cash and cash equivalents (Note 15)	171	236
Interest income on financial instruments at amortized cost (Note 12)	25	24
Interest income on financial instruments at FVPL	6	6
Interest income – others	10	5
Total interest income	497	486

Financing Costs – Net

Financing costs – net for the six months ended June 30, 2024 and 2023 consist of the following:

	June 30,
	2024	2023
	(Unaudited)
	(in million pesos)
Interest on loans and other related items (Notes 20 and 27)	6,429	5,722
Accretion on lease liabilities (Note 10)	1,906	1,585
Accretion on financial liabilities	181	179
Financing charges	18	54
Capitalized interest (Notes 9 and 28)	(1,422)	(988)
Total financing costs – net	7,112	6,552

6. Components of Other Comprehensive Loss

Changes in other comprehensive loss under equity of our consolidated statements of financial position for the six months ended June 30, 2024 and 2023 are as follows:

	Foreign currency translation differences of subsidiaries	Net loss on financial investments at FVOCI – net of tax	Net transactions on cash flow hedges – net of tax	Revaluation increment on investment properties – net of tax	Actuarial gains (losses) on defined benefit plans – net of tax	Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method	Fair value changes of financial instrument at FVOCI	Total other comprehensive loss attributable to equity holders of PLDT	Share of noncontrolling interests	Total other comprehensive loss – net of tax
	(in million pesos)
Balances as at January 1, 2024	133	—	(4,608)	544	(38,260)	(21)	—	(42,212)	10	(42,202)
Other comprehensive income (loss)	38	—	(762)	—	(11)	—	—	(735)	(34)	(769)
Balances as at June 30, 2024 (Unaudited)	171	—	(5,370)	544	(38,271)	(21)	—	(42,947)	(24)	(42,971)

Balances as at January 1, 2023	149	(9)	(3,287)	544	(32,856)	(20)	(3)	(35,482)	25	(35,457)
Other comprehensive income (loss)	95	—	(740)	—	88	—	—	(557)	(5)	(562)
Balances as at June 30, 2023 (Unaudited)	244	(9)	(4,027)	544	(32,768)	(20)	(3)	(36,039)	20	(36,019)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property and equipment transferred to investment property at the time of change in classification.

7.
Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets and liabilities recognized in our consolidated statements of financial position as at June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets	15,158	18,172
Net deferred income tax liabilities	33	165

The components of our consolidated net deferred income tax assets and liabilities as at June 30, 2024 and
December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets:
Unearned revenues	4,482	5,192
Accumulated provision for expected credit losses	4,179	3,667
Lease liability over ROU assets under IFRS 16	3,306	3,448
Fixed asset impairment/depreciation due to shortened life of property and equipment	2,551	2,875
Unamortized past service pension costs	2,064	2,629
Pension and other employee benefits	1,885	2,224
Unrealized foreign exchange gains	1,710	1,157
Accumulated write-down of inventories to net realizable values	372	393
NOLCO	290	199
Excess MCIT over RCIT	8	—
Taxes and duties capitalized	(155)	(147)
Derivative financial instruments	(303)	215
Customer list and trademark	(319)	(272)
Capitalized charges and others	(4,912)	(3,408)
Total deferred income tax assets – net	15,158	18,172
Net deferred income tax liabilities:
Investment property	10	240
Unrealized foreign exchange gains	18	21
Others	5	(96)
Total deferred income tax liabilities	33	165

As at June 30, 2024 and December 31, 2023, the deferred tax asset on lease liability amounted to Php12,837 million and
Php11,909 million, respectively while the deferred tax liability on right of use asset amounted to Php9,531 million and Php8,461 million, respectively.

Changes in our consolidated net deferred income tax assets (liabilities) for the six months ended June 30, 2024 and for the year ended December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets – balances at beginning of the period	18,172	17,636
Net deferred income tax liabilities – balances at beginning of the period	(165)	(204)
Net balances at beginning of the period	18,007	17,432
Movement charged directly to other comprehensive income	286	2,226
Provision for deferred income tax	(3,194)	(1,648)
Others	26	(3)
Net balances at end of the period	15,125	18,007

The analysis of our consolidated net deferred income tax assets as at June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	11,377	15,423
Deferred income tax assets to be recovered within 12 months	3,781	2,749
Net deferred income tax assets	15,158	18,172

The analysis of our consolidated net deferred income tax liabilities as at June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	34	165
Deferred income tax liabilities to be settled within 12 months	(1)	—
Net deferred income tax liabilities	33	165

Provision for income tax for the six months ended June 30, 2024 and 2023 consist of:

	June 30,
	2024	2023
	(Unaudited)
	(in million pesos)
Current	2,592	2,687
Deferred (Note 3)	3,194	3,551
	5,786	6,238

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the six months ended June 30, 2024 and 2023 are as follows:

	June 30,
	2024	2023
	(Unaudited)
	(in million pesos)
Provision for income tax at the applicable statutory tax rate	6,076	6,186
Tax effects of:
Equity share in net loss of associates and joint ventures	173	331
Nondeductible expenses	9	37
Loss not subject to income tax	44	11
Special deductible items and income subject to lower tax rate	(63)	(45)
Income subject to final tax	(113)	(124)
Difference between Optional Standard Deduction (OSD) and itemized deductions	(115)	(238)
Net movement in unrecognized deferred income tax assets and other adjustments	(225)	80
Actual provision for income tax	5,786	6,238

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at
June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Accumulated provision for expected credit losses	1,299	1,294
NOLCO	1,194	1,541
Fixed asset impairment	141	192
Unrealized foreign exchange losses	50	37
Provisions	54	72
Customer list and trademark	49	49
Accumulated write-down of inventories to net realizable values	14	22
Unearned revenues	9	9
Lease liability over ROU assets under IFRS 16	3	1
Excess MCIT over RCIT	2	2
Pension and other employee benefits	(5)	(3)
Derivative financial instruments	(6)	44
	2,804	3,260
Unrecognized deferred income tax assets	703	817

DMPI availed the OSD method in computing their taxable income, while in 2024, IP Converge and Vitro availed of the OSD method in computing their taxable income. This assessment is based on projected taxable profits at a level where it is favorable to use OSD method. These companies are also expected to avail of the OSD method in the foreseeable future. Thus, certain deferred income tax assets of DMPI and VITRO amounting to Php236 million as at June 30, 2024 were not recognized.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit. Deferred income tax assets shown in the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.

The breakdown of our consolidated excess MCIT and NOLCO as at June 30, 2024 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2021	December 31, 2024	1	—
December 31, 2021	December 31, 2026	—	17
December 31, 2022	December 31, 2025	—	764
December 31, 2023	December 31, 2026	1	1,142
June 30, 2024	December 31, 2026	8	476
		10	2,399
Consolidated tax benefits		10	600
Consolidated unrecognized deferred income tax assets		(2)	(310)
Consolidated recognized deferred income tax assets		8	290

The excess MCIT totaling Php10 million as at June 30, 2024 can be deducted against future RCIT liability. There was no excess MCIT that was deducted against RCIT for the six months ended June 30, 2024 and 2023.

NOLCO totaling Php2,399 million as at June 30, 2024 can be claimed as deduction against future taxable income. The NOLCO claimed as deduction against taxable income amounted to Php415 million and Php129 million for the six months ended June 30, 2024 and 2023, respectively.

Republic Act No. 11494 Bayanihan to Recover as One Act, or Bayanihan II

Republic Act No. 11494, otherwise known as the Bayanihan to Recover as One Act, or Bayanihan II, was signed by the President on September 11, 2020. It contains the government’s second wave of relief measures to address the health and economic crises that stemmed from the COVID-19 outbreak.

As part of mitigating the costs and losses stemming from the disruption of economic activities, Bayanihan II extended the carry-over of the NOLCO incurred in 2021 as deductions from gross income for the next five consecutive taxable years immediately following the year of the loss. Hence, NOLCO incurred in 2021 amounting to Php17 million, which ordinarily can be carried over until December 31, 2024, has been extended until December 31, 2026.

Registration with Clark Special Economic Zone

ClarkTel is registered with Clark Special Economic Zone, or Economic Zones, under Republic Act No. 7227 otherwise known as the Bases Conversion and Development Act of 1992. As registrant, ClarkTel is entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in Republic Act No. 7227.

Our consolidated income derived from non-registered activities within the Economic Zones is subject to the RCIT rate at the end of the reporting period. See Note 19 – Equity.

8. Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the six months ended June 30, 2024 and 2023:

	June 30,
	2024		2023
	Basic	Diluted	Basic	Diluted
	(in million pesos)
Net income attributable to equity holders of PLDT from:
Continuing operations	18,413	18,413	18,480	18,480
Discontinued operations (Note 2)	—	—	(29)	(29)
Consolidated net income attributable to common shares	18,413	18,413	18,451	18,451
Dividends on preferred shares (Note 19)	(30)	(30)	(30)	(30)
Consolidated net income attributable to common equity holders of PLDT	18,383	18,383	18,421	18,421

	(in thousands, except per share amounts which are in pesos)
Outstanding common shares at beginning of period	216,056	216,056	216,056	216,056
Weighted average number of common shares	216,056	216,056	216,056	216,056

EPS from continuing operations	85.09	85.09	85.40	85.40
EPS from discontinued operations (Note 2)	—	—	(0.13)	(0.13)
EPS attributable to common equity holders of PLDT	85.09	85.09	85.27	85.27

Basic EPS amounts are calculated by dividing our consolidated net income for the period attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the period.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the period or at the time of issuance during the period, all outstanding options are exercised, and convertible preferred shares are converted to common shares, and appropriate adjustments to our consolidated net income are effected for the related income and expenses on preferred shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the period exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS. As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the period related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common shares equivalent arising from the conversion of the dilutive convertible preferred shares.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options has an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

9.
Property and Equipment

Changes in property and equipment account for the six months ended June 30, 2024 and for the year ended December 31, 2023 are as follows:

	Cable and wire facilities	Central equipment	Network facilities	Building and lease improvement	Vehicles, furniture and other network equipment	Information Origination Termination	Land and land improvements	IT systems and platforms	Security platforms	Property under construction	Total
	(in million pesos)
December 31, 2022 (Audited)
Cost	261,429	7,338	328,729	26,788	40,572	77,429	4,591	35,095	377	55,427	837,775
Accumulated depreciation, impairment and amortization	(190,472)	(3,732)	(226,766)	(20,142)	(36,415)	(42,643)	(319)	(24,297)	(244)	—	(545,030)
Net book value	70,957	3,606	101,963	6,646	4,157	34,786	4,272	10,798	133	55,427	292,745
Year Ended December 31, 2023 (Audited)
Net book value at beginning of the period	70,957	3,606	101,963	6,646	4,157	34,786	4,272	10,798	133	55,427	292,745
Additions (Note 4)	5,221	19	4,913	108	529	7,945	212	952	11	65,173	85,083
Disposals/retirements	(1)	—	(17)	(8)	(119)	—	(320)	(6)	—	—	(471)
Reclassification	—	—	1,311	—	—	(24,470)	—	—	—	(15,269)	(38,428)
Transfers and others	14,484	—	10,245	2,291	321	204	68	8,364	1,210	(37,187)	—
Translation differences charged directly to cumulative translation adjustments	1	—	—	—	1	—	—	—	—	—	2
Adjustments	—	(3,055)	—	13	1	(83)	(45)	3,106	84	(304)	(283)
Depreciation and amortization from continuing operations (Notes 2 and 3)	(9,435)	(186)	(16,474)	(1,071)	(1,234)	(18,382)	(65)	(4,420)	(276)	—	(51,543)
Depreciation and amortization from discontinued operations (Notes 2 and 3)	—	—	—	—	(2)	—	—	—	—	—	(2)
Net book value at end of the period	81,227	384	101,941	7,979	3,654	—	4,122	18,794	1,162	67,840	287,103
As at December 31, 2023 (Audited)
Cost	280,237	683	344,218	28,881	40,387	—	4,504	50,344	1,914	67,840	819,008
Accumulated depreciation, impairment and amortization	(199,010)	(299)	(242,277)	(20,902)	(36,733)	—	(382)	(31,550)	(752)	—	(531,905)
Net book value	81,227	384	101,941	7,979	3,654	—	4,122	18,794	1,162	67,840	287,103
Six Months Ended June 30, 2024 (Unaudited)
Net book value at beginning of the period	81,227	384	101,941	7,979	3,654	—	4,122	18,794	1,162	67,840	287,103
Additions (Note 4)	69	—	6	2	211	—	—	135	—	31,927	32,350
Disposals/retirements	—	—	—	—	(180)	—	—	—	(131)	—	(311)
Reclassification	—	—	(635)	—	—	—	—	—	—	3,910	3,275
Transfers and others	7,989	—	16,814	171	76	—	(13)	3,641	145	(28,823)	—
Translation differences charged directly to cumulative translation adjustments	4	—	—	—	1	—	—	—	—	—	5
Adjustments	—	(25)	(5)	—	58	—	—	—	—	500	528
Impairment losses recognized during the period	—	—	—	—	—	—	—	—	(67)	—	(67)
Depreciation and amortization (Notes 3)	(4,901)	(51)	(8,109)	(542)	(597)	—	(39)	(2,842)	(163)	—	(17,244)
Net book value at end of the period	84,388	308	110,012	7,610	3,223	—	4,070	19,728	946	75,354	305,639
As at June 30, 2024 (Unaudited)
Cost	288,257	531	351,778	28,977	40,250	—	4,491	54,117	1,817	75,354	845,572
Accumulated depreciation, impairment and amortization	(203,869)	(223)	(241,766)	(21,367)	(37,027)	—	(421)	(34,389)	(871)	—	(539,933)
Net book value	84,388	308	110,012	7,610	3,223	—	4,070	19,728	946	75,354	305,639

Interest capitalized to property and equipment that qualified as borrowing costs amounted to Php1,422 million and
Php988 million for the six months ended June 30, 2024 and 2023, respectively. See Note 5 – Income and Expenses – Financing Costs – Net. The average interest capitalization rate used was approximately 5% and 4% for the six months ended June 30, 2024 and 2023, respectively.

Our net foreign exchange differences, which qualified as borrowing costs, amounted to Php715 million and Php26 million for the six months ended June 30, 2024 and 2023, respectively.

As at June 30, 2024, the estimated useful lives of our property and equipment are as follows:

Cable and wire facilities	5 – 15 years
Central equipment	3 – 15 years
Network facilities	3 – 20 years
Buildings	25 – 50 years
Vehicles, furniture and other network equipment	3 – 15 years
Land and land improvements	10 years
IT systems and platforms	5 years
Security platforms	5 years
Leasehold improvements	3 – 10 years or the term of the lease, whichever is shorter

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating useful lives of property and equipment.

Sale and Leaseback of Telecom Towers

On various dates, April 19, 2022, December 15, 2022 and March 16, 2023, Smart and DMPI signed Sale and Purchase Agreements with Edotco Towers, Inc., Edgepoint Towers, Inc., Unity Digital Infrastructure and Frontier Tower Associates Philippines, Inc., or the TowerCos in connection with the sale of 7,569 telecom towers and related passive telecommunication infrastructure for Php77,021 billion.

Concurrent with the execution of the Sale and Purchase Agreements, Smart also entered into Master Service Agreements, or MSAs, with the TowerCos wherein Smart agreed to lease back the towers sold in the transaction for a period of 10 years. In addition to space, the TowerCos are responsible for providing operations and maintenance services, as well as power to the sites. The sale and leaseback with the TowerCos is complemented by a commitment to place service orders for a total of 1,220 Build-To-Suit, or BTS, sites within the next two to four years and 1,050 committed BTS sites within the next three to four years. Thus, total committed BTS sites with the TowerCos is 2,270 sites. The closing of the agreements is on a staggered basis depending on the satisfaction of closing conditions based on the number of towers transferred.

In 2022, we have completed the sale of 4,665 telecom towers. As a result, we received total proceeds of Php60,492 million, and recognized gain on sale and leaseback amounting to Php25,234 million.

In 2023, we completed additional sale of 1,705 telecom towers for a total consideration of Php22,465 million. We recognized gain on sale and leaseback for these transactions totaling to Php7,467 million.

On March 18, 2024, Smart and DMPI completed the additional sale of 111 telecom towers for a consideration of
Php1,332 million.

The following summarizes the completed sale of Smart and DMPI telecom towers as at June 30, 2024:

Closing Date	Number of Tower Assets Sold	Cash Consideration	Net Book Value of Tower Assets (excluding taxes)
		(in million pesos)
2022	4,665	60,492	22,874
2023	1,705	22,465	13,377
2024	111	1,332	19
	6,481	84,289	36,270

The remaining telecom towers with net book value of Php6,266 million and Php7,163 million, subject to sale and purchase agreement until 2024, were reclassified from “Property and equipment” to “Assets classified as held-for-sale” under current assets in our consolidated statements of financial position as at June 30, 2024 and December 31, 2023, respectively.

On July 18, 2024, Smart and DMPI completed additional sale of 101 telecom towers for a consideration of Php1,212 million.

10.
Leases

Group as a Lessee

We have lease contracts for various items of sites, buildings, leased circuits and poles used in our operations. We considered in the lease term the non-cancellable period of the lease together with the periods covered by an option to extend and option to terminate the lease.

Our consolidated estimated useful lives of ROU assets as at June 30, 2024 are as follows:

Sites	1 – 30 years
International leased circuits(1)	2 – 19 years
Poles	1 – 12 years
Domestic leased circuits	1 – 10 years
Office buildings	1 – 25 years
Co-located sites	2 – 11 years

(1)
As at December 31, 2023, the estimated useful life ranges from 2-20 years.

Our consolidated roll forward analysis of ROU assets as at June 30, 2024 and December 31, 2023 are as follows:

	Sites	International Leased Circuits	Poles	Domestic Leased Circuits	Office Buildings	Co-located Sites	Total
	(in million pesos)
December 31, 2023 (Audited)
Costs:
Balances at beginning of the period	29,535	4,259	4,179	2,436	1,420	15	41,844
Additions (Note 28)	14,942	341	66	99	255	56	15,759
Asset retirement obligation	93	—	—	—	(26)	—	67
Modifications	(35)	(46)	(851)	(326)	(149)	(18)	(1,425)
Terminations	(3,566)	(249)	(30)	(208)	(341)	—	(4,394)
Reclassification to ROU assets classified as held-for-sale	(2,508)	—	—	—	—	—	(2,508)
Balances at end of the period	38,461	4,305	3,364	2,001	1,159	53	49,343

Accumulated depreciation and amortization:
Balances at beginning of the period	(5,415)	(2,696)	(2,504)	(1,370)	(987)	(9)	(12,981)
Modifications	23	—	278	147	236	6	690
Charge from asset retirement obligation	16	—	—	—	17	—	33
Terminations	1,163	220	10	208	183	—	1,784
Depreciation from continuing operations (Notes 2 and 3)	(4,151)	(822)	(940)	(617)	(332)	(36)	(6,898)
Depreciation from discontinued operations (Notes 2 and 3)	—	—	—	—	(19)	—	(19)
Reclassification to ROU assets classified as held-for-sale	765	—	—	—	—	—	765
Balances at end of the period	(7,599)	(3,298)	(3,156)	(1,632)	(902)	(39)	(16,626)
Net book value as at December 31, 2023 (Audited)	30,862	1,007	208	369	257	14	32,717

June 30, 2024 (Unaudited)
Costs:
Balances at beginning of the period	38,461	4,305	3,364	2,001	1,159	53	49,343
Additions (Note 28)	2,576	1,160	3,842	535	212	8	8,333
Asset retirement obligation	21	—	—	—	2	—	23
Modifications	239	(34)	77	138	13	—	433
Terminations	(1,498)	(872)	(2,376)	(238)	(189)	—	(5,173)
Balances at end of the period	39,799	4,559	4,907	2,436	1,198	61	52,960

Accumulated depreciation and amortization:
Balances at beginning of the period	(7,599)	(3,298)	(3,156)	(1,632)	(902)	(39)	(16,626)
Modifications	(13)	(12)	(4)	(74)	(10)	—	(113)
Charge from asset retirement obligation	2	—	—	—	—	—	2
Terminations	616	885	2,375	238	171	—	4,285
Depreciation (Notes 3)	(2,263)	(351)	(446)	(212)	(131)	(4)	(3,407)
Balances at end of the period	(9,257)	(2,776)	(1,231)	(1,680)	(872)	(43)	(15,859)
Net book value as at June 30, 2024 (Unaudited)	30,542	1,783	3,676	756	326	18	37,101

The following amounts are recognized in our consolidated income statements for the six months ended June 30, 2024 and 2023:

	June 30,
	2024	2023
	(Unaudited)
	(in million pesos)
Depreciation expense of ROU assets from continuing operations (Note 3)	3,407	3,111
Depreciation expense of ROU assets from discontinued operations (Notes 2 and 3)	—	14
Interest expense on lease liabilities from continuing operations (Note 5)	1,906	1,585
Interest expense on lease liabilities discontinued operations (Note 5)	—	1
Variable lease payments (included in general and administrative expenses)	355	321
Expenses relating to short-term leases (included in general and administrative expenses) (Note 5)	266	710
Expenses relating to leases of low-value assets (included in general and administrative expenses) (Note 5)	—	1
Total amount recognized in consolidated income statements	5,934	5,743

Our consolidated roll forward analysis of lease liabilities as at June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	47,546	42,435
Additions (Note 28)	8,333	15,759
Accretion on lease liabilities from continuing operations (Note 5)	1,906	3,266
Accretion on lease liabilities from discontinued operations	—	2
Reclassification to lease liabilities classified as held-for-sale	—	(1,503)
Foreign exchange gains – net	109	1
Lease modifications	352	(933)
Termination	(225)	(774)
Settlement of obligations	(6,146)	(10,707)
Balances at end of the period (Notes 3 and 28)	51,875	47,546
Less current portion of lease liabilities (Note 27)	6,958	5,921
Noncurrent portion of lease liabilities (Note 27)	44,917	41,625

We had total cash outflows for leases of Php6,146 million and Php5,570 million for the six months ended June 30, 2024 and 2023, respectively. We had non-cash additions to ROU assets of Php8,333 million and Php15,759 million and lease liabilities of Php8,341 million and Php15,759 million as at June 30, 2024 and December 31, 2023, respectively. The future cash outflows relating to leases that have not yet commenced are disclosed in Note 28 – Notes to the Statements of Cash Flows.

We have entered into several lease contracts that include automatic extension and termination options. These options are negotiated by us to provide flexibility in managing the leased-asset portfolio and align with our business needs. However, in some of these lease contracts, we did not impute the renewal period in our assessment of the lease terms of these contracts since said renewal period is not yet reasonably estimable at the time of transition or commencement date of the lease. See Note 3 – Managements Use of Accounting Judgments, Estimates and Assumptions – Determining the lease term of contracts with renewal and termination options – Company as a Lessee.

As disclosed in Note 9 – Property and Equipment, on the sale and leaseback of telecom towers, Smart and DMPI signed Sale and Purchase Agreements with the TowerCos in connection with the sale of 7,569 telecom towers and related passive telecom infrastructure, with the concurrent execution of MSAs with the TowerCos where Smart has agreed to lease back the towers sold in the transaction for a period of 10 years.

In 2022, 2023 and first half of 2024, the MSAs covering the leaseback arrangements of 4,665, 1,705 and 111 telecom towers, respectively, became effective. As a result, we recognized cumulative lease liability of Php38,741 million and cumulative ROU assets of Php23,728 million as at June 30, 2024. The difference between lease liability and ROU assets represents the rights retained by the PLDT Group over the telecom assets leased back from the tower companies.

Including the related accounts on Unity and Frontier, the ROU assets relating to leasehold land with net book value of Php1,831 million and Php1,844 million, and the related lease liabilities amounting to Php1,756 million and Php1,779 million were respectively reclassified as “Assets classified as held-for-sale” under current assets and “Liabilities associated with assets classified as held-for-sale” under current liabilities in our consolidated statement of financial position as at
June 30, 2024 and December 31, 2023, respectively.

Common Tower Pilot, or CTP, Program

The CTP Program, established by Smart in January 2020, in partnership with several TowerCos duly accredited by the Department of Information and Communications Technology aims to accelerate new site roll-outs and reduce upfront the capital expenditures spending.

Under the MSAs, TowerCos will handle site acquisition and permitting, site development works, construction and permanent electrification of the towers. Effective 30 days after the sites are Ready For Telecommunication Installation, or RFTI, Smart will be liable to settle a monthly fixed fee covering rental and maintenance costs for a contract term of 15 years. The monthly fee will be subject to agreed escalation rates with TowerCos. As anchor tenant, Smart will also be entitled to colocation discounts when additional tenants come on board.

Group as a Lessor

We have entered into operating leases on our investment property portfolio consisting of certain office buildings and business offices. See Note 13 – Investment Properties. These leases have a term of five years. All leases include a clause to enable upward revision of the rental charge on an annual basis according to prevailing market conditions. The lessee is also required to provide a residual guarantee on the properties. Rental income recognized by us amounted to Php30 million and
Php28 million for the six months ended June 30, 2024 and 2023, respectively.

Future minimum rentals receivable under non-cancellable operating leases expected within one year amounted to
Php61 million and Php59 million and after one year but not more than five years amounted to Php94 million and
Php125 million both as at June 30, 2024 and December 31, 2023, respectively.

11.
Investments in Associates and Joint Ventures

As at June 30, 2024 and December 31, 2023, this account consists of:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Carrying value of investments in associates:
MediaQuest PDRs	9,232	9,260
MIH	7,472	7,250
Radius	2,126	—
Appcard, Inc., or Appcard	88	108
PG1	—	—
AF Payments, Inc., or AFPI	—	—
	18,918	16,618
Carrying value of investments in joint ventures:
VTI, Bow Arken and Brightshare	33,608	33,649
Telecommunications Connectivity, Inc., or TCI	41	41
PFC	—	—
VFC	—	—
	33,649	33,690
Total carrying value of investments in associates and joint ventures	52,567	50,308

Changes in the cost of investments for the six months ended June 30, 2024 and for the year ended December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	64,658	63,020
Additions during the period	2,976	1,636
Translation and other adjustments	(118)	2
Balances at end of the period	67,516	64,658

Changes in the accumulated impairment losses for the six months ended June 30, 2024 and for the year ended
December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	2,875	2,805
Additions during the period (Note 4)	—	70
Adjustments	(112)	—
Balances at end of the period	2,763	2,875

Changes in the accumulated equity share in net earnings (losses) of associates and joint ventures for the six months ended June 30, 2024 and for the year ended December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	(11,475)	(8,669)
Equity share in net earnings (losses) of associates and joint ventures:	(692)	(2,806)
Radius	10	—
Appcard	5	—
PG1	—	—
TCI	—	—
VFC/PFC	(3)	(4)
MediaQuest PDRs	(28)	(595)
VTI, Bow Arken and Brightshare	(41)	66
MIH	(635)	(2,273)
Translation and other adjustments	(19)	—
Balances at end of the period	(12,186)	(11,475)

Investments in Associates

Investment of ePLDT in MediaQuest PDRs

In 2012 and 2013, ePLDT made deposits totaling Php9.6 billion to MediaQuest, an entity wholly-owned by the PLDT Beneficial Trust Fund for the issuance of PDRs by MediaQuest in relation to its indirect interest in Cignal TV through Satventures. Cignal TV is a wholly-owned subsidiary of Satventures, which is a wholly-owned subsidiary of MediaQuest incorporated in the Philippines. The Cignal TV PDRs confer an economic interest in common shares of Cignal TV indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Cignal TV.

Cignal TV operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the PLDT Group’s ability to deliver multimedia content to its customers across the PLDT Group’s broadband and mobile networks.

ePLDT’s aggregate value of investment in MediaQuest PDRs amounted to Php9,232 million and Php9,260 million as at
June 30, 2024 and December 31, 2023, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Accounting for investment in MediaQuest through PDRs.

The table below presents the summarized financial information of Satventures and subsidiaries as at June 30, 2024 and December 31, 2023, and for the six months ended June 30, 2024 and 2023:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	22,985	22,153
Current assets	8,135	7,974
Noncurrent liabilities	2,328	1,682
Current liabilities	13,366	12,976
Equity	15,426	15,469
Carrying amount of interest in Satventures	9,232	9,260
Additional Information:
Cash and cash equivalents	920	797
Current financial liabilities(1)	2,433	2,635
Noncurrent financial liabilities(1)	1,375	469

(1)
Excluding trade, other payables and provisions.

	June 30,
	2024	2023
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	3,797	4,199
Depreciation and amortization	690	645
Interest income	(24)	(22)
Interest expense	177	128
Benefit from income tax	(79)	(102)
Net loss / Total comprehensive loss	(44)	(185)
Equity share in net losses of Satventures	(28)	(118)

Investment of PCEV in MIH

The following summarizes the subscription agreements entered into by PCEV with MIH:

Date	Number of Shares Sold	Number of Shares	Total Consideration	PCEV's Equity Interest
		(in millions)
March 14, 2018	Acquisition of Ordinary Shares	53.4	465	100%
March 14, 2018	Subscription of Ordinary Shares	95.9	3,806	100%
December 31, 2020	Conversion of notes to Class A2 preference shares	7.9	544	44%
March 12, 2021	Exercise of warrants to subscribe Class A2 preference shares	6.7	447	42%
June 11, 2021	Subscription to Class B convertible preferred shares	15.6	1,218	38%
April 7, 2022	Subscription to Class C convertible preferred shares	27.2	3,252	37%
December 13, 2023	Subscription to Class C2 convertible preferred shares	19.0	2,420	37%

PCEV’s percentage equity interest in MIH stood at 37.66% and 36.97% as at June 30, 2024 and December 31, 2023.

Investment in Class C2 Convertible Preference Shares

On December 13, 2023, PCEV, along with other existing shareholders KKR, Tencent, SIG, First Pacific Ventures and Jumel Holdings, entered into a new subscription agreement with MIH to subscribe to US$80 million Class C2 convertible preferred shares of MIH. The subscription agreement covers the issuance of MIH’s class C2 convertible preferred shares, with an aggregate principal amount of US$80 million and issuance of warrants with an aggregate subscription amount of
US$32 million. On the same date, PCEV paid a consideration of US$28 million or Php1,563 million for 12.3 million MIH class C2 convertible preferred shares and received a warrant certificate amounting to US$11.2 million, thereby increasing PCEV’s ownership in MIH from 36.63% to 36.97%.

On April 5, 2024, PCEV subsequently paid consideration of US$15.3 million or Php857 million for 6.7 million MIH class C2 convertible preferred shares and received a warrant certificate amounting to US$6.1 million, thereby increasing PCEV’s ownership in MIH from 36.97% to 37.66%.

The summarized financial information of MIH as at June 30, 2024 and December 31, 2023, and for the six months ended
June 30, 2024 and 2023 is shown below:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	5,953	4,309
Current assets	17,937	17,942
Noncurrent liabilities	772	190
Current liabilities	15,717	13,446
Equity	7,401	8,615
Carrying amount of interest in MIH	7,472	7,250
Additional Information:
Cash and cash equivalents	3,309	6,682
Current financial liabilities(1)	15,634	13,317

(1) Excluding statutory payables and accrued taxes.

	June 30,
	2024	2023
	(Unaudited)
		(in million pesos)
Income Statements:
Revenues	6,243	4,481
Depreciation and amortization	110	163
Interest income	90	71
Provision for (benefit from) income tax	25	—
Net loss/Total comprehensive losses	(1,755)	(3,372)
Equity share in net losses of MIH (1)	(635)	(1,235)

(1) 2023 amounts include impact of 2022 audit adjusting entries, respectively.

The carrying value of PCEV’s investment in MIH as at June 30, 2024 and December 31, 2023 are as follows.

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
MIH Equity(1)	5,521	6,895
PCEV's noncontrolling interests	37.66%	36.97%
Share in net assets of MIH	2,079	2,549
Goodwill arising from acquisition	5,393	4,701
Carrying amount of interest in MIH	7,472	7,250

(1) MIH Equity is net of Php1,880 million and Php1,720 million Stock Option in 2024 and 2023, respectively.

Investment of PLDT Capital in AppCard

A Convertible Preferred Stock Purchase Agreement was entered into by PLDT Capital with AppCard for US$5 million on October 9, 2015. AppCard, a Delaware Corporation, is engaged in the business of developing, marketing, selling and servicing digital loyalty program platforms.

On December 29, 2023, PLDT Capital entered into an Instrument of Transfer with its penultimate holding company, PLDT Digital, relating to the acquisition of PLDT Capital’s 2.9 million shares of Series B Preferred Stock in AppCard for a purchase consideration of Php97 million. The transfer of shares to PLDT Digital was completed on the same day.

Investment in PG1

PLDT signed a Deed of Assignment on February 28, 2022, under which investors led by Philex Mining Corporation, Metro Pacific Investments Corporation, or MPIC, and Roxas Holdings, Inc. separately acquired a total of Php44.7 million worth of equity interest in PG1 from PLDT. In addition, PG1 appointed a new director bringing the total number of directors to nine. As a result, PLDT’s ownership was diluted from 65.3% to 47.6% and retained four out of nine total board seats which resulted in a loss of control. Consequently, PLDT accounted for its remaining interest in PG1 as an investment in associate.

The carrying value of investment in PG1 amounted to nil as at June 30, 2024 and December 31, 2023, as the equity share in net losses of PG1 is recognized only up to the extent of its carrying value. The excess of the equity share in net losses over its carrying value amounted to Php319 million and Php55 million as at June 30, 2024 and 2023, respectively.

The summarized financial information of PG1 as at June 30, 2024 and December 31, 2023, and for the six months ended
June 30, 2024 and 2023 is shown below:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Statement of Financial Position:
Noncurrent assets	3,035	3,103
Current assets	168	155
Noncurrent liabilities	3,152	3,152
Current liabilities	1,280	1,210
Deficit	1,229	1,104

	June 30,
	2024	2023
	(Unaudited)
	(in million pesos)
Income Statement:
Revenues	15	29
Depreciation and amortization	57	112
Net loss / Total comprehensive loss	(169)	(232)
Equity share in net losses of PG1	(81)	(110)

Investment of Smart in AFPI

Smart, along with other conglomerates MPIC and Ayala Corporation, or Ayala, embarked on a venture in 2013 to bid for the Automated Fare Collection System, or AFCS, a project of the Department of Transportation and Communications, or DOTC, and Light Rail Transit Authority, to upgrade the Light Rail Transit 1 and 2, and Metro Rail Transit ticketing systems.

AFPI, the joint venture company, was incorporated in the Philippines and registered with the Philippine SEC in 2014. Smart initially subscribed to Php503 million equivalent to 503 million shares at a subscription price of Php1.00 per share representing 20% equity interest, and participated in subsequent capital calls, thereafter. MPIC and Ayala Group signed a ten-year concession agreement with the DOTC to build and implement the AFCS project.

Smart infused additional capital amounting to Php70 million as at December 31, 2023. Smart has retained its 20% equity interest in AFPI as at June 30, 2024 and December 31, 2023.

The summary of Smart's investments in AFPI as at June 30, 2024 and December 31, 2023 is shown below:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Common stock	695.7	695.7
Preferred stock	364.2	364.2

Smart’s investment in AFPI has been fully impaired as at June 30, 2024 and December 31, 2023. Share in net cumulative losses were not recognized as it does not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AFPI.

On May 15, 2024, Smart provided Php80 million to AFPI as advances to fund its operations and expenditures for the year 2024.

Investments in Joint Ventures

Investments of PLDT in VTI, Bow Arken and Brightshare

The Company’s acquisition of 50% equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of San Miguel Corporation, or SMC, was approved by the PLDT Board on May 30, 2016. Globe acquired the remaining 50% interest. PLDT and Globe executed separate purchase agreements : (i) with SMC to acquire the entire outstanding capital, including outstanding advances and assumed liabilities, in VTI (and the other subsidiaries of VTI), which holds SMC’s telecommunications assets through its subsidiaries, or the VTI Transaction; and
(ii) with the owners of two other entities, Bow Arken (the parent company of New Century Telecoms, Inc.) and Brightshare (the parent company of eTelco, Inc.), which separately hold additional spectrum frequencies through their respective subsidiaries, or the Bow Arken Transaction and Brightshare Transaction, respectively. We refer to the VTI Transaction, Bow Arken Transaction and Brightshare Transaction collectively as the SMC Transactions.

The consideration in the amount of Php52.8 billion representing the purchase price for the equity interest and assigned advances of previous owners to VTI, Bow Arken and Brightshare was paid in three tranches: 50% upon signing of the Share Purchase Agreements on May 30, 2016, 25% on December 1, 2016 and the final 25% on May 30, 2017. The Share Purchase Agreements also provide that PLDT and Globe, through VTI, Bow Arken and Brightshare, would assume liabilities amounting to Php17.2 billion from May 30, 2016. In addition, the Share Purchase Agreements contain a price adjustment mechanism based on the variance in these assumed liabilities to be agreed among PLDT, Globe and previous owners on the results of the confirmatory due diligence procedures jointly performed by PLDT and Globe. PLDT and Globe paid the previous owners the net amount of Php2.6 billion on May 29, 2017 in relation to the aforementioned price adjustment based on the result of the confirmatory due diligence. See Note 27 – Financial Assets and Liabilities – Commercial Commitments.

As part of SMC Transactions, PLDT and Globe acquired certain outstanding advances made by the former owners of VTI, Bow Arken and Brightshare to VTI, Bow Arken and Brightshare or their respective subsidiaries. The largest amounts of the advances outstanding to PLDT since the date of assignment to PLDT amounted to Php11,359 million: (i) Php11,038 million from VTI and its subsidiaries; (ii) Php238 million from Bow Arken and its subsidiaries; and (iii) Php83 million from Brightshare and its subsidiaries.

PLDT and Globe each subscribed to 2.8 million new preferred shares on February 28, 2017. The shares were to be issued out of the unissued portion of the existing authorized capital stock of VTI, at a subscription price of Php4 thousand per subscribed share (inclusive of a premium over par of Php3 thousand per subscribed share) or a total subscription price for each of Php11,040 million (inclusive of a premium over par of Php8,280 million). PLDT and Globe’s assigned advances from SMC which were subsequently reclassified to deposit for future subscription of each amounting to Php11,040 million were applied as full subscription payment for the subscribed shares. PLDT and Globe each subscribed to 800 thousand new preferred shares of the authorized capital stock of VTI, at a subscription price of Php4 thousand per subscribed share (inclusive of a premium over par of Php3 thousand per subscribed share), or a total subscription price for each Php3,200 million (inclusive of a premium over par of Php2,400 million). PLDT and Globe each paid Php148 million in cash for the subscribed shares upon execution of the relevant agreement. The remaining balance of the subscription price of PLDT and Globe has been fully paid as at December 29, 2017.

PLDT and Globe each subscribed to 600 thousand new preferred shares of the authorized capital stock of VTI on
December 15, 2017, at a subscription price of Php5 thousand per subscribed share (inclusive of a premium over par of
Php4 thousand per subscribed share), for a total subscription price of Php3,000 million (inclusive of a premium over par of Php2,400 million). PLDT and Globe each paid Php10 million in cash for the subscribed shares upon execution of the agreement. The remaining balance of the subscription price was paid via conversion of advances amounting to
Php2,990 million as at December 31, 2017.

The amount of the advances outstanding of PLDT, to cover for the assumed liabilities and working capital requirements of the acquired companies, amounted to Php69 million as at June 30, 2024 and December 31, 2023.

The table below presents the summarized financial information of VTI, Bow Arken and Brightshare as at June 30, 2024 and December 31, 2023, and for the six months ended June 30, 2024 and 2023:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	77,749	78,046
Current assets	4,609	4,375
Noncurrent liabilities	9,103	9,186
Current liabilities	2,241	2,174
Equity	71,014	71,061
Carrying amount of assets in VTI, Bow Arken and Brightshare	33,608	33,649
Additional Information:
Cash and cash equivalents	2,635	2,387
Current financial liabilities (1)	58	72

(1) Excluding trade, other payables and provisions.

	June 30,
	2024	2023
	(Unaudited)
		(in million pesos)
Income Statements:
Revenues	2,130	2,084
Depreciation and amortization	945	818
Interest income	58	52
Provision for income tax	23	67
Net income (loss) / Total comprehensive income (loss)	(82)	31
Equity share in net income (loss) of VTI, Bow Arken and Brightshare	(41)	15

The carrying value of PLDT’s investment in VTI, Bow Arken and Brightshare as at June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
VTI, Bow Arken and Brightshare equity	71,014	71,061
PLDT's share	50%	50%
Share in net assets of VTI, Bow Arken and Brightshare	35,507	35,530
Share in adjustment based on liability and ETPI net cash balance	442	442
Reimbursements	(244)	(239)
Share in SMC's advances in VTI, Bow Arken and Brightshare	(840)	(840)
Non-controlling interests	(1,095)	(1,055)
Others	(162)	(189)
Carrying amount of interest in VTI, Bow Arken and Brightshare	33,608	33,649

Notice of Transaction filed with the PCC

Prior to closing the transaction on May 30, 2016, each of PLDT, Globe and SMC submitted notices of the VTI, Bow Arken and Brightshare Transaction (respectively, the VTI Notice, the Bow Arken Notice and the Brightshare Notice and collectively, the Notices) to the PCC pursuant to the Philippine Competition Act, or PCA, and Circular No. 16-001 and Circular No. 16-002 issued by the PCC, or the Circulars. As stated in the Circulars, upon receipt by the PCC of the requisite notices, each of the said transactions shall be deemed approved in accordance with the Circulars.

Subsequently, PLDT and the other parties to the said transactions received separate letters dated June 6 and 7, 2016 from the PCC which essentially stated, that: (a) with respect to VTI Transaction, the VTI Notice is deficient and defective in form and substance, therefore, the VTI Transaction is not “deemed approved” by the PCC, and that the missing key terms of the transaction are critical since the PCC considers certain agreements as prohibited and illegal; and (b) with respect to the Bow Arken and Brightshare Transactions, the compulsory notification under the Circulars does not apply and that even assuming that the Circulars apply, the Bow Arken Notice and the Brightshare Notice are deficient and defective in form and substance.

In response to the PCC’s letter, PLDT submitted its response on June 10, 2016, articulating its position that the VTI Notice is adequate, complete and sufficient and compliant with the requirement under the Circulars and does not contain false material information; as such, the VTI Transaction enjoys the benefit of Section 23 of the PCA. Therefore, the VTI Transaction is deemed approved and cannot be subject to retroactive review by the PCC. Moreover, the parties have taken all necessary steps, including the relinquishment/return of certain frequencies and co-use of the remaining frequencies by Smart and Belltel and Globe and Belltel as discussed above, to ensure that the VTI Transaction will not substantially prevent, restrict or lessen competition to violate the PCA. Nevertheless, in the spirit of cooperation and for transparency, the parties voluntarily submitted to the PCC, among others, copies of the Sale and Purchase Agreements for the PCC’s information and reference.

The PCC required the parties to further submit additional documents relevant to the co-use arrangement and the frequencies subject thereto, as well as other definitive agreements relating to the VTI Transaction in a letter dated June 17, 2016. It also disregarded the deemed approved status of the VTI Transaction in violation of the Circulars which the PCC itself issued, and insisted that it will conduct a full review, if not investigation of the said transaction under the different operative provisions of the PCA.

In the Matter of the Petition against the PCC

PLDT filed before the Court of Appeals, or CA, a Petition for Certiorari and Prohibition (With Urgent Application for the Issuance of a Temporary Restraining Order, or TRO, and/or Writ of Preliminary Injunction), or the Petition, against the PCC on July 12, 2016. The Petition sought to enjoin the PCC from proceeding with the review of the acquisition by PLDT and Globe of equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of SMC, or the SMC Transactions, and performing any act which challenges or assails the “deemed approved” status of the SMC Transactions. On July 19, 2016, the 12th Division of the CA, issued a Resolution directing the PCC through the Office of the Solicitor General, or the OSG, to file its Comment within a non-extendible period of 10 days from notice and show cause why the Petition should not be granted. On August 11, 2016, the PCC through the OSG, filed its Comment to the Petition (With Opposition to Petitioner’s Application for a Writ of Preliminary Injunction).

PLDT filed its Reply to Respondent PCC’s Comment on August 19, 2016. On August 26, 2016, the CA issued a Writ of Preliminary Injunction enjoining and directing the respondent PCC, their officials and agents, or persons acting for and in their behalf, to cease and desist from conducting further proceedings for the pre-acquisition review and/or investigation of the SMC Transactions based on its Letters dated June 7, 2016 and June 17, 2016 during the pendency of the case and until further orders are issued by the CA. On September 14, 2016, the PCC filed a Motion for Reconsideration of the CA’s Resolution. During this time, Globe moved to have its Petition consolidated with the PLDT Petition. In a Resolution promulgated on October 19, 2016, the CA, or the First CA Resolution: (i) accepted the consolidation of Globe’s petition versus the PCC (CA G.R. SP No. 146538) into PLDT’s petition versus the PCC (CA G.R. SP No. 146528) with the right of replacement;
(ii) admitted the Comment dated October 4, 2016 filed by the PCC; (iii) referred to the PCC for Comment (within 10 days from receipt of notice) PLDT’s Urgent Motion for the Issuance of a Gag Order dated September 30, 2016 and to cite the PCC for indirect contempt; and (iv) ordered all parties to submit simultaneous memoranda within a non-extendible period of 15 days from notice. On November 11, 2016, PLDT filed its Memorandum in compliance with the CA’s Resolution.

The CA issued a Resolution, or the Second CA Resolution, denying PCC’s Motion for Reconsideration dated
September 14, 2016, for lack of merit on February 17, 2017. The CA denied PLDT’s Motion to Cite the PCC for indirect Contempt for being premature. In the same Resolution, as well as in a separate Gag Order attached to the Resolution, the CA granted PLDT’s Urgent Motion for the Issuance of a Gag Order and directed PCC to remove immediately from its website its preliminary statement of concern and submit its compliance within five days from receipt thereof. All the parties were ordered to refrain, cease and desist from issuing public comments and statements that would violate the sub judice rule and subject them to indirect contempt of court. The parties were also required to comment within ten days from receipt of the Second CA Resolution, on the Motion for Leave to Intervene and to Admit the Petition-in-Intervention dated
February 7, 2017 filed by Citizenwatch, a non-stock and non-profit association.

The PCC filed before the Supreme Court a Petition to Annul the Writ of Preliminary Injunction issued by the CA’s 12th Division on August 26, 2016 restraining PCC’s review of the SMC Transactions on April 18, 2017. In compliance with the Supreme Court’s Resolution issued on April 25, 2017, PLDT on July 3, 2017 filed its Comment dated July 1, 2017 to the PCC’s Petition. The Supreme Court issued a Resolution dated July 18, 2017 noting PLDT’s Comment and requiring the PCC to file its Consolidated Reply. The PCC filed a Motion for Extension of Time and prayed that it be granted until
October 23, 2017 to file its Consolidated Reply. The PCC filed its Consolidated Reply to the: (1) Comment filed by PLDT; and (2) Motion to Dismiss filed by Globe on November 7, 2017. The same was noted by the Supreme Court in a Resolution dated November 28, 2017.

During the intervening period, the CA rendered its Decision on October 18, 2017, granting the Petitions filed by PLDT and Globe. In its Decision, the CA: (i) permanently enjoined the PCC from conducting further proceedings for the pre-acquisition review and/or investigation of the SMC Transactions based on its Letters dated June 7, 2016 and June 17, 2016; (ii) annulled and set aside the Letters dated June 7, 2016 and June 17, 2016; (iii) precluded the PCC from conducting a full review and/or investigation of the SMC Transactions; (iv) compelled the PCC to recognize the SMC Transactions as deemed approved by operation of law; and (v) denied the PCC’s Motion for Partial Reconsideration dated March 6, 2017, and directed the PCC to permanently comply with the CA’s Resolution dated February 17, 2017 requiring PCC to remove its preliminary statement of concern from its website. The CA clarified that the deemed approved status of the SMC Transactions does not, however, remove the power of PCC to conduct post-acquisition review to ensure that no anti-competitive conduct is committed by the parties.

PCC filed a Motion for Additional Time to file a Petition for Review on Certiorari before the Supreme Court on
November 7, 2017. The Supreme Court granted PCC’s motion in its Resolution dated November 28, 2017.

PLDT, through counsel, received the PCC’s Petition for Review on Certiorari filed before the Supreme Court assailing the CA’s Decision dated October 18, 2017, on December 13, 2017. In this Petition, the PCC raised procedural and substantive issues for resolution. Particularly, the PCC assailed the issuance of the writs of certiorari, prohibition, and mandamus considering that the determination of the sufficiency of the Notice pursuant to the Transitory Rules involves the exercise of administrative and discretionary prerogatives of the PCC. On the substantive aspect, the PCC argued that the CA committed grave abuse of discretion in ruling that the SMC Transactions should be accorded the deemed approved status under the Transitory Rules. The PCC maintained that the Notice of the SMC Transactions was defective because it failed to provide the key terms thereof.

In the Supreme Court Resolution dated November 28, 2017, which was received by PLDT on December 27, 2017, the Supreme Court decided to consolidate the PCC’s Petition to Annul the Writ of Preliminary Injunction issued by the CA’s 12th Division with that of its Petition for Review on Certiorari assailing the decision of the CA on the merits.

PLDT received Globe’s Motion for Leave to File and Admit the Attached Rejoinder on February 13, 2018, which was denied by the Supreme Court in a Resolution dated March 13, 2018. On February 27, 2018, PLDT received notice of the Supreme Court’s Resolution dated January 30, 2018 directing PLDT and Globe to file their respective Comments to the Petition for Review on Certiorari without giving due course to the same.

PLDT filed its Comment on the Petition for Review on Certiorari on April 5, 2018. On April 11, 2018, PLDT received Globe’s Comment/Opposition [Re: Petition for Review on Certiorari dated December 11, 2017] dated March 4, 2018. On April 24, 2018, PLDT received the PCC’s Motion to Expunge [Respondent PLDT’s Comment on the Petition for Review on Certiorari] dated April 18, 2018. On May 9, 2018, PLDT filed a Motion for Leave to File and Admit the Attached Comment on the Petition for Review on Certiorari dated May 9, 2018.

The Supreme Court’s Resolution dated April 24, 2018 which granted PLDT's motion for an extension, was received by PLDT on June 5, 2018. It noted PLDT's Comment on the Petition for Review on Certiorari filed in compliance with the Supreme Court’s Resolution dated January 30, 2018 and required the PCC to file a Consolidated Reply to the comments within ten days from notice. The PCC’s Urgent Omnibus Motion for: (1) Partial Reconsideration of the Resolution dated
April 24, 2018; and (2) Additional Time dated June 11, 2018 was received by PLDT, through counsel, on June 20, 2018.

PCC filed its Consolidated Reply Ad Cautelam dated July 16, 2018, which was received on July 19, 2018. On July 26, 2018, PLDT received a Resolution dated June 19, 2018 where the Supreme Court resolved to grant PLDT’s Motion for Leave to File and Admit the Attached Comment, and PCC’s Motion for Extension to file a Comment/Opposition on/to PLDT’s Motion for Leave to File and Admit the Attached Comment.

PLDT received a Resolution dated July 3, 2018 where the Supreme Court resolved to deny the PCC’s motion to reconsider the Resolution dated April 24, 2018 and grant its motion for extension of time to file its reply to PLDT’s and Globe’s Comments on August 14, 2018, with a warning that no further extension will be given. On August 16, 2018, PLDT received a Resolution dated June 5, 2018 where the Supreme Court noted without action the Motion to Expunge by PCC in view of the Resolution dated April 24, 2018 granting the motion for extension of time to file a comment on the petition in G.R. No. 234969.

PLDT received a Resolution dated August 7, 2018 where the Supreme Court noted the PCC’s Consolidated Reply Ad Cautelam on October 4, 2018.

PLDT received a Resolution dated March 3, 2020 requiring petitioners in G.R. No. 242352 (Atty. Joseph Lemuel Baligod Baquiran and Ferdinand C. Tecson v. NTC, et al.,) to file a Consolidated Reply to the comments on the petition within 10 days from notice on July 2, 2020.

PLDT received a Resolution dated June 30, 2020 where the Supreme Court resolved to Await the Consolidated Reply of the petitioners in G.R. No. 242352 as required in the resolution dated March 3, 2020, on September 2, 2020.

PLDT received a Resolution of the Supreme Court dated October 6, 2020 which granted the motions filed by the petitioners in G.R. No. 242352 to extend the filing of the Consolidated Reply until September 29, 2020, on November 16, 2020.

On February 8, 2021, PLDT received a Resolution where the Supreme Court noted the Consolidated Reply dated
September 29, 2020 filed by the Petitioners in G.R. 242352.

The consolidated petitions remain pending as of the date of this report.

VTI’s Tender Offer for the Minority Stockholders’ Shares in Liberty Telecom Holdings, Inc., or LIB

The voluntary tender offer to acquire the common shares of LIB, a subsidiary of VTI, which are held by the remaining minority shareholders, and the intention to delist the shares of LIB from the PSE was approved by the Board of Directors of VTI on August 18, 2016. On August 24, 2016, VTI, owner of 87.12% of the outstanding common shares of LIB, undertook the tender offer to purchase up to 165.88 million common shares owned by the remaining minority shareholders, representing 12.82% of LIB’s common stock, at a price of Php2.20 per share. The tender offer period ended on October 20, 2016, the extended expiration date, with over 107 million shares tendered, representing approximately 8.3% of LIB’s issued and outstanding common shares. The tendered shares were crossed at the PSE on November 4, 2016, with the settlement on November 9, 2016. The tender offer was undertaken in compliance with the PSE’s requirements for the voluntary delisting of LIB common shares from the PSE. The voluntary delisting of LIB was approved by the PSE effective November 21, 2016.

Following the conclusion of the tender offer, VTI now owns more than 95% of the issued and outstanding common shares, and 99.1% of the total issued and outstanding capital stock, of LIB.

Investment of Smart in TCI

R.A. 11202 or the “Mobile Number Portability, or MNP, Act” was enacted into a law on February 8, 2019. This act allows subscribers to change their subscription plans or service providers while allowing the subscribers to retain their current mobile numbers. In addition, no interconnection fee or charge shall be imposed for mobile domestic calls and SMS made by a subscriber.

Subsequently, Smart, along with Globe and Dito Telecommunity, Inc., or DITO, entered into an agreement to form a joint venture that will address the requirements of the MNP Act. The joint venture company, TCI was incorporated in the Philippines on December 26, 2019 and registered with the Philippine SEC on January 17, 2020. The primary purpose of the joint venture is to serve as a clearing house for MNP. TCI would ensure smooth implementation of mobile number porting services. On December 23, 2019, Smart subscribed to 10 million shares amounting to Php10 million, representing 33.3% equity interest in TCI, at a subscription price of Php1.00 per share. In December 2020, Smart subscribed to an additional
30 million shares, at a subscription price of Php1.00 per share, representing its 33.33% equity interest. The subscription price of Php30 million was settled in July 2021, upon TCI’s capital call.

The core services of MNP were made available by TCI on September 30, 2021. This allows subscribers to change their subscription plans or service providers while allowing the subscribers to retain their current mobile numbers.

Smart’s investment in TCI is recorded under investment in joint venture and is carried in PLDT’s consolidated financial statements at equity method. The investment in TCI amounted to Php41 million as at June 30, 2024 and
December 31, 2023.

Investment of PGIH in Multisys

The PLDT Board of Directors approved on November 8, 2018 the investment of Php2,150 million in Multisys for a 45.73% equity interest through its wholly-owned subsidiary, PGIH. Multisys is a Philippine software development and IT solutions provider engaged in designing, developing, implementing business system solutions and services covering courseware, webpage development and designing user-defined system programming. PGIH’s investment involves the acquisition of new and existing shares.

PGIH completed the closing of its investment on December 3, 2018. Out of the total Php2,150 million investments, a balance of Php800 million subscription payable remained outstanding. The balance of Php800 million was subsequently paid on various dates from 2021 to 2023.

PLDT engaged an independent appraiser to determine the fair value adjustments relating to the acquisition. As at
December 3, 2018, our share in the fair value of the identifiable net assets and liabilities, which included technologies and customer relationships, amounted to Php1,357 million. Goodwill of Php1,031 million was determined based on the final results of the independent valuation. The goodwill arising from this acquisition and carrying amount of the identifiable net assets and liabilities, including deferred tax liability, and the related amortization through equity in net earnings were retrospectively adjusted accordingly. On February 1, 2019, the Philippine SEC approved the capital increase of Multisys.

Acquisition of Additional Interest in Multisys/Business Combination

PGIH acquired an additional 227 common shares of Multisys from the existing holder, representing a 4.99% interest, for a total consideration of Php248 million, of which Php236 million was paid on the same day in 2022. The remaining balance of Php12 million was still outstanding as at June 30, 2024. As of and following this acquisition, PGIH owns 2,307 common shares representing 50.72% equity interest in Multisys which is considered a controlling interest, and in accordance with the First Restated Shareholders’ Agreement that the parties signed on the same date, PGIH is entitled to nominate three out of the five directors in Multisys who shall manage and control the operations of Multisys. Consequently, the results of operations and financial position of Multisys are consolidated with the PLDT Group effective in the fourth quarter of 2022.

On July 10, 2024, the remaining consideration of Php12 million was paid.

The fair values of the identifiable assets and liabilities of Multisys at the date of acquisition are as follows:

Fair Values Recognized on Acquisition
(in million pesos)
Assets:
Property and equipment – net	100
Right-of-use assets – net	57
Intangible assets – net
Technologies	449
Customer contracts and relationships	220
Deferred tax assets – net	217
Work-in-progress	77
Other current assets	248
Cash and cash equivalents	55
Trade and other receivables – net	261
Total assets	1,684

Liabilities:
Trade and other payables	242
Deferred tax liability	96
Lease liability	46
Retirement benefit obligation	7
Total liabilities	391
1,293
Goodwill from the acquisition (Note 14)	1,565
Total identifiable assets acquired	2,858
Non-controlling interest	633
Purchase consideration transferred	2,225

Cash paid	248
Fair value of previous interest	1,977
2,225

The goodwill of Php1,565 million pertains to the difference between the total consideration and the fair value of the net assets acquired and can be attributed to financial and operational synergies. The fair value and net amount of trade and other receivables amounted to Php261 million and it is expected that the full contractual amounts can be collected. See
Note 14 – Goodwill and Intangible Assets.

Sale of Interest in Multisys

On January 5, 2024, PGIH entered into a Share Purchase Agreement for the sale of 227 common shares of Multisys, representing a 4.99% interest, for a total consideration of Php270 million. The sale transaction was paid and closed on January 12, 2024. Following this sale, PGIH owns 2,080 common shares representing 45.73% equity interest in Multisys. In accordance with the Third Restated Shareholders’ and related Amendment Agreement that the parties signed on
January 30, 2024 and March 1, 2024, respectively, PGIH is still entitled to nominate three out of the five directors in Multisys who shall manage and control the operations of Multisys. Thus, the results of the operations and financial position of Multisys will still be consolidated with the PLDT Group.

Investment of PCEV in Maya Bank

Pursuant to the Investment Agreement dated September 21, 2021, PCEV, MIH and Voyager have agreed to invest in Maya Bank, to be carried out through the following transactions:

(i)
PCEV and MIH to subscribe to VFC shares and PFC shares (collectively, the Bank HoldCos shares);
(ii)
VFC and PFC (collectively, the Bank HoldCos) and Voyager to subscribe to Maya Bank shares;
(iii)
MIH to subscribe to convertible bonds to be issued by the Bank HoldCos, which are convertible to common shares of the Bank HoldCos; and
(iv)
MIH to subscribe to exchangeable bonds to be issued by the Bank HoldCos, which are exchangeable to common shares of Maya Bank held by the Bank HoldCos.

Based on the assessment and accounting principles of control as a basis of financial consolidation provided in IFRS 10, PCEV cannot demonstrate control over the Bank HoldCos requiring consolidation. PCEV will account for these investments as a joint venture in accordance with IFRS 11 and IAS 28. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions.

Below is the summary of common B shares subscription at Php0.10 per share, representing 60% voting rights and 1.48% economic interest in each of the Bank HoldCos:

Date	Number of Shares Acquired
(in millions)
September 24, 2021	8.9
January 20, 2022	6.2
July 29, 2022	2.7
February 17, 2023	8.0
May 30, 2023	2.7
August 28, 2023	7.1
December 21, 2023	1.8
February 15, 2024	5.3
April 19, 2024	22.4
April 26, 2024	2.7

PCEV’s investment in Bank HoldCos is recorded under investment in joint venture and are carried in PLDT’s consolidated financial statements at equity method. PCEV’s investment in each of the Bank HoldCos amounted to nil, including subscription payable of Php1.7 million, as at June 30, 2024 and nil as at December 31, 2023, as its equity share in net losses of Bank HoldCos is recognized only up to the extent of its carrying value. The excess of the equity share in net losses over its carrying value amounted to Php1 million and Php10 million as at June 30, 2024 and December 31, 2023, respectively.

Summarized financial information of individually immaterial joint ventures

There were no individually immaterial joint ventures as at June 30, 2024 and December 31, 2023.

12.
Debt Instruments at Amortized Cost

As at June 30, 2024 and December 31, 2023, this account consists of:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Retail Treasury Bonds	340	440
Fixed Rate Treasury Notes, or FXTN	55	55
BDO Asean Bonds	—	100
	395	595
Less: Current portion of debt instrument at amortized cost (Note 27)	25	200
Noncurrent portion of debt instrument at amortized cost (Note 27)	370	395

Retail Treasury Bonds

On March 9, 2021, Smart purchased at par a three-year Retail Treasury Bond Tranche 25 with face value of Php100 million which matured on March 9, 2024. The bond has a gross coupon rate of 2.375% payable on a quarterly basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to Php359 thousand and Php950 thousand for the six months ended June 30, 2024 and 2023. The carrying value of this investment amounted to nil and Php100 million as at June 30, 2024 and December 31, 2023, respectively.

On December 2, 2021, PLDT and Smart purchased at par a 5.5-year Retail Treasury Bond Tranche 26 with face value of Php300 million maturing on June 2, 2027. The bond has a gross coupon rate of 4.6250% payable on a quarterly basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to Php1.85 million each for the six months ended June 30, 2024 and 2023. The carrying value of this investment amounted to Php300 million as at June 30, 2024 and December 31, 2023.

On March 4, 2022, PLDT and Smart purchased at par a five-year Retail Treasury Bond Tranche 27 with face value of
Php240 million maturing on March 4, 2027. The bond has a gross coupon rate of 4.8750% payable on a quarterly basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to Php585 thousand and Php390 thousand each for the six months ended June 30, 2024 and 2023. The carrying value of this investment amounted to Php40 million as at June 30, 2024 and December 31, 2023.

FXTN

On June 3, 2022, Smart purchased at a discount a three-year FXTN 03-27 with face value of Php25 million maturing on
April 7, 2025. The bond has a gross coupon rate of 4.25% payable on a semi-annual basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to
Php423 thousand each for the six months ended June 30, 2024 and 2023. The carrying value of this investment amounted to Php25 million as at June 30, 2024 and December 31, 2023.

On June 16, 2022, Smart purchased at a premium a seven-year FXTN 07-67 with a face value of Php10 million maturing on May 19, 2029. The bond has a gross coupon rate of 6.5% payable on a semi-annual basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to
Php260 thousand each for the six months ended June 30, 2024 and 2023. The carrying value of this investment amounted to Php10 million as at June 30, 2024 and December 31, 2023.

On July 7, 2022, PLDT and Smart purchased at a premium a four-year FXTN 07-62 with face value of Php20 million maturing on February 14, 2026. The bond has a gross coupon rate of 6.25% payable on a semi-annual basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to Php242 thousand and Php239 thousand for the six months ended June 30, 2024 and 2023, respectively. The carrying value of this investment amounted to Php20 million as at June 30, 2024 and December 31, 2023.

BDO ASEAN Sustainable Bond

On January 28, 2022, PLDT and Smart purchased at par a two-year BDO Fixed Rate ASEAN Sustainability Bond Due 2024 with face value of Php100 million which matured on January 28, 2024. The bond has a gross coupon rate of 2.90% payable on a quarterly basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to Php83 thousand and Php555 thousand for the six months ended June 30, 2024 and 2023, respectively. The carrying value of this investment amounted to nil and Php100 million as at June 30, 2024 and
December 31, 2023, respectively.

13.
Investment Properties

Changes in investment properties account for the six months ended June 30, 2024 and for the year ended December 31, 2023 are as follows:

	Land	Land Improvements	Building	Total
	(in million pesos)
June 30, 2024 (Unaudited)
Balances at beginning of the period	1,184	12	119	1,315
Net gains from fair value adjustments charged to profit or loss	—	—	2	2
Balances at end of the period	1,184	12	121	1,317

December 31, 2023 (Audited)
Balances at beginning of the period	858	2	155	1,015
Net gains (losses) from fair value adjustments charged to profit or loss	58	8	(36)	30
Transfers from property and equipment	363	2	2	367
Disposals during the period	(95)	—	(2)	(97)
Balances at end of the period	1,184	12	119	1,315

Investment properties, which consist of land, land improvements and building, are stated at fair values, which have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties.

The valuation for land was based on a market approach valuation technique using price per square meter. The valuation for building and land improvements was based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers.

We have determined that the highest and best use of some of the idle or vacant land properties at the measurement date would be to convert the properties for residential or commercial development. The properties are not being used for strategic reasons.

We have no restrictions on the realizability of our investment properties and no contractual obligations to either purchase, construct or develop investment properties or for repairs, maintenance and enhancements.

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to
Php52 million and Php59 million for the six months ended June 30, 2024 and 2023.

Rental income relating to investment properties that are being leased and included as part of revenues amounted to
Php30 million and Php28 million for the six months ended June 30, 2024 and 2023, respectively. See Note 10 – Leases.

The above investment properties were categorized under Level 2 and Level 3 of the fair value hierarchy. There were no transfers in and out of Level 2 and Level 3 of the fair value hierarchy.

Significant increases (decreases) in price per square meter for land, current material and labor costs of improvements would result in a significantly higher (lower) fair value measurement.

14.
Goodwill and Intangible Assets

Changes in goodwill and intangible assets account for the six months ended June 30, 2024 and for the year ended December 31, 2023 are as follows:

	Intangible Assets with	Intangible Assets with Finite Life						Total Intangible Assets with	Total		Total Goodwill and
	Indefinite Life	Trademark	Franchise	Licenses	Customer List	Spectrum	Others	Finite Life	Intangible Assets	Goodwill	Intangible Assets
		(in million pesos)
June 30, 2024 (Unaudited)
Costs:
Balances at beginning of the period	220	4,561	3,017	135	4,703	1,205	1,321	14,942	15,162	63,595	78,757
Additions during the period	—	—	—	—	—	—	89	89	89	—	89
Translation and other adjustments	—	2	—	—	—	—	2	4	4	—	4
Balances at end of the period	220	4,563	3,017	135	4,703	1,205	1,412	15,035	15,255	63,595	78,850
Accumulated amortization and impairment:
Balances at beginning of the period	—	4,561	2,265	135	4,703	1,205	899	13,768	13,768	654	14,422
Amortization during the period (Notes 4 and 5)	—	—	93	—	—	—	19	112	112	—	112
Translation and other adjustments	—	2	—	—	—	—	1	3	3	—	3
Balances at end of the period	—	4,563	2,358	135	4,703	1,205	919	13,883	13,883	654	14,537
Net balances at end of the period	220	—	659	—	—	—	493	1,152	1,372	62,941	64,313
Estimated useful lives (in years)	—	—	16	—	—	—	5-10	—	—	—	—
Remaining useful lives (in years)	—	—	4	—	—	—	3-8	—	—	—	—
December 31, 2023 (Audited)
Costs:
Balances at beginning of the period	220	4,505	3,016	135	4,703	1,205	1,320	14,884	15,104	63,595	78,699
Translation and other adjustments	—	56	1	—	—	—	1	58	58	—	58
Balances at end of the period	220	4,561	3,017	135	4,703	1,205	1,321	14,942	15,162	63,595	78,757
Accumulated amortization and impairment:
Balances at beginning of the period	—	4,505	2,078	135	4,703	1,205	870	13,496	13,496	654	14,150
Amortization during the period (Notes 4 and 5)	—	—	186	—	—	—	35	221	221	—	221
Translation and other adjustments	—	56	1	—	—	—	(6)	51	51	—	51
Balances at end of the period	—	4,561	2,265	135	4,703	1,205	899	13,768	13,768	654	14,422
Net balances at end of the period	220	—	752	—	—	—	422	1,174	1,394	62,941	64,335
Estimated useful lives (in years)	—	—	16	—	—	—	5-10	—	—	—	—
Remaining useful lives (in years)	—	—	4	—	—	—	3-8	—	—	—	—

The consolidated goodwill and intangible assets of our reportable segments as at June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024 (Unaudited)			December 31, 2023 (Audited)
	Wireless	Fixed Line	Total	Wireless	Fixed Line	Total
	(in million pesos)
Franchise	659	—	659	752	—	752
Customer list	—	220	220	—	220	220
Others	—	493	493	—	422	422
Total intangible assets	659	713	1,372	752	642	1,394
Goodwill	56,571	6,370	62,941	56,571	6,370	62,941
Total goodwill and intangible assets	57,230	7,083	64,313	57,323	7,012	64,335

The consolidated future amortization of intangible assets as at June 30, 2024 are as follows:

Year	(in million pesos)
2024 (1)	128
2025	229
2026	230
2027	223
2028	44
2029 and onwards	298
1,152

(1) From July 1, 2024 to December 31, 2024

Impairment Testing of Goodwill

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments. As at June 30, 2024, the PLDT Group’s goodwill comprised of goodwill resulting from PGIH’s acquisition of Multisys in 2022, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, SBI’s acquisition of Airborne Access Corporation in 2008, and Smart’s acquisition of SBI in 2004.

Although revenue streams may be segregated among the companies within the PLDT Group, cash inflows are not considered coming from independent group of assets on a per Company basis due largely to the significant portion of shared and commonly used network/platform that generates related revenue. On the other hand, PLDT has the largest fixed line network in the Philippines. PLDT’s transport facilities are installed nationwide to cover both domestic and international IP backbone to route and transmit IP traffic generated by the customers. In the same manner, PLDT has the most Internet Gateway facilities which are composed of high-capacity IP routers and switches that serve as the main gateway of the Philippines to the Internet connecting to the World Wide Web. With PLDT’s network coverage, other fixed line subsidiaries share the same facilities to leverage from a Group perspective.

Because of the significant common use of network facilities among fixed line and wireless companies within the Group, management deems that the Wireless and Fixed Line units are the lowest CGUs to which goodwill is to be allocated and tested for impairment given that the Fixed Line and Wireless operations generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The recoverable amount of the Wireless and Fixed Line CGUs have been determined using the value- in-use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors. The post-tax discount rates applied to cash flow projections are 9.29% for the Wireless and Fixed Line CGUs. Cash flows beyond the projection period of three years are determined using a 2.4% growth rate for the Wireless and Fixed Line CGUs, which is the same as the long-term average growth rate for the telecommunications industry. Other key assumptions used in the cash flow projections include revenue growth rate and capital expenditures.

Based on the assessment of the VIU of the Wireless and Fixed Line CGUs, the recoverable amount of the Wireless and Fixed Line CGUs exceeded their carrying amounts. Hence, no impairment was recognized in relation to goodwill as at
June 30, 2024 and December 31, 2023.

15.
Cash and Cash Equivalents

As at June 30, 2024 and December 31, 2023, this account consists of:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Cash on hand and in banks (Note 27)	7,691	9,993
Temporary cash investments (Note 27)	4,275	6,184
	11,966	16,177

Cash in banks earn interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements and earn interest at the prevailing temporary cash investment rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments. See Note 27 – Financial Assets and Liabilities.

Interest income earned from cash in banks and temporary cash investments amounted to Php171 million and Php236 million for the six months ended June 30, 2024 and 2023, respectively. See Note 5 – Income and Expenses.

16. Trade and Other Receivables

As at June 30, 2024 and December 31, 2023, this account consists of receivables from:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Retail subscribers (Note 27)	19,717	19,894
Corporate subscribers (Note 27)	18,786	15,934
Foreign administrations (Note 27)	1,001	1,250
Domestic carriers (Note 27)	291	188
Dealers, agents and others (Note 27)	6,400	6,035
	46,195	43,301
Less: Allowance for expected credit losses	18,245	17,215
	27,950	26,086

Trade and other receivables are noninterest-bearing and generally have settlement terms of 30 to 180 days.

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers. The aforementioned amounts of receivable are shown net of related payables to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

Receivables from dealers, agents and others consist mainly of receivables from credit card companies, dealers and distributors having collection arrangements with the PLDT Group, dividend receivables and advances to affiliates.

For terms and conditions relating to related party receivables, see Note 24 – Related Party Transactions.

See Note 27 – Financial Assets and Liabilities on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

The following table explains the changes in the allowance for expected credit losses as at June 30, 2024 and December 31, 2023:

	Retail Subscribers		Corporate Subscribers		Foreign Administrations		Domestic Carriers		Dealers, Agents and Others		Total
	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3
	Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Total
	(in million pesos)
June 30, 2024 (Unaudited)
Balances at beginning of the period	1,448	8,250	2,126	3,820	8	116	—	1	608	838	4,190	13,025	17,215
Provisions (Notes 3 and 5)	(286)	1,720	74	260	3	—	—	—	—	2	(209)	1,982	1,773
Translation adjustments	—	—	28	11	—	—	—	—	—	—	28	11	39
Write-offs	—	(182)	—	(610)	—	—	—	—	—	—	—	(792)	(792)
Reclassifications and reversals	(4)	85	(107)	30	—	(51)	—	(1)	60	(2)	(51)	61	10
Balances at end of the period	1,158	9,873	2,121	3,511	11	65	—	—	668	838	3,958	14,287	18,245

December 31, 2023 (Audited)
Balances at beginning of the period	1,866	5,023	1,717	3,382	1	133	—	1	652	886	4,236	9,425	13,661
Provisions from continuing operations (Notes 3 and 5)	(394)	3,716	335	451	—	(4)	—	—	10	5	(49)	4,168	4,119
Provisions from discontinued operations (Notes 2, 3 and 5)	—	—	4	—	—	—	—	—	—	—	4	—	4
Translation adjustments	—	—	(3)	(1)	—	—	—	—	—	—	(3)	(1)	(4)
Write-offs	—	(506)	—	—	—	—	—	—	—	—	—	(506)	(506)
Reclassifications and reversals	(24)	17	73	(12)	7	(13)	—	—	(54)	(53)	2	(61)	(59)
Balances at end of the period	1,448	8,250	2,126	3,820	8	116	—	1	608	838	4,190	13,025	17,215

The significant changes in the balances of trade and other receivables and contract assets are disclosed in Note 5 – Income and Expenses, while the information about the credit exposures are disclosed in Note 27 – Financial Assets and Liabilities.

17.
Inventories and Supplies

As at June 30, 2024 and December 31, 2023, this account consists of:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Commercial:
At net realizable value(1)	964	1,747
At cost	1,275	2,053
Network:
At net realizable value(1)	739	951
At cost	1,777	1,971
Others:
At net realizable value(1)	314	642
At cost	477	928
Total inventories and supplies at the lower of cost or net realizable value	2,017	3,340

(1) Amounts are net of allowance for inventory obsolescence and write-downs.

The cost of inventories and supplies recognized as expense for the six months ended June 30, 2024 and 2023 are as follows:

	June 30,
	2024	2023
	(Unaudited)
	(in million pesos)
Cost of sales	5,243	5,521
Repairs and maintenance	170	214
Provision for inventory obsolescence	118	71
	5,531	5,806

Changes in the allowance for inventory obsolescence and write-down for the six months ended June 30, 2024 and for the year ended December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	1,612	2,218
Provisions (Note 5)	118	89
Reversals	(57)	(252)
Disposals and other adjustments	(48)	(59)
Cost of sales	(113)	(384)
Balances at end of the period	1,512	1,612

18.
Prepayments and Other Non-Financial Assets

As at June 30, 2024 and December 31, 2023, this account consists of:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Advances to suppliers and contractors	47,453	47,706
Subscriber contract costs	28,865	28,926
Prepaid taxes	9,296	11,914
Prepaid fees and licenses	2,199	2,022
Prepaid repairs and maintenance	1,903	455
Prepaid benefit costs (Note 25)	975	917
Prepaid rent	319	399
Prepaid insurance (Note 24)	92	150
Other prepayments	698	518
Other non-financial assets	1,008	573
	92,808	93,580
Less current portion of prepayments and other nonfinancial assets	12,293	13,215
Noncurrent portion of prepayments and other nonfinancial assets	80,515	80,365

Advances to suppliers and contractors are non-interest bearing and are to be applied to contractors’ subsequent progress billings for projects.

Subscriber contract costs consist of the cost to obtain and cost to fulfill a contract with subscribers. Cost to obtain amounted to Php4,407 million and Php4,456 million as at June 30, 2024 and December 31, 2023, respectively. Amortization of cost to obtain presented under selling and promotions amounted to Php577 million and Php296 million for the six months ended June 30, 2024 and 2023, respectively. Costs to fulfill amounted to Php24,458 million and Php24,470 million as at
June 30, 2024 and December 31, 2023, respectively. Amortization of cost to fulfill, which is presented under depreciation and amortization in the Income Statement, amounted to Php3,631 million and Php4,359 million for the six months ended
June 30, 2024 and 2023, respectively.

Prepaid taxes include creditable withholding taxes and input VAT.

Prepaid fees and licenses include advance payments for NTC license fees and unexpired portion of fees paid to the NTC.

19.
Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in millions)
Authorized
Non-Voting Serial Preferred Stock	388	388
Voting Preferred Stock	150	150
Common Stock	234	234
Subscribed
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	219	219
Outstanding
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	216	216
Treasury Stock
Common Stock	3	3

(1) 300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid.

There were no changes in PLDT’s capital account for the six months ended June 30, 2024 and for the year ended
December 31, 2023.

Preferred Stock

Non-Voting Serial Preferred Stock

On November 5, 2013, the Board of Directors designated 50,000 shares of Non-Voting Serial Preferred Stock as Series JJ 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2013 to December 31, 2015, pursuant to the PLDT Subscriber Investment Plan, or SIP. On June 8, 2015, PLDT issued 870 shares of Series JJ 10% Cumulative Convertible Preferred Stock.

On January 26, 2016, the Board of Directors designated 20,000 shares of Non-Voting Serial Preferred Stock as Series KK 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2016 to December 31, 2020, pursuant to the SIP.

The Series JJ and KK 10% Cumulative Convertible Preferred Stock, or SIP shares, earn cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock of PLDT on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the par value per share of Common Stock. The number of shares of Common Stock issuable at any time upon conversion of 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock outstanding are at any time subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of shares of stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sale price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series JJ and KK 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

The Non-Voting Serial Preferred Stocks are non-voting, except as specifically provided by law, and are preferred as to liquidation.

All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.

Voting Preferred Stock

On June 5, 2012, the Philippine SEC approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments, or the Amendments. The shares of Voting Preferred Stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines, or Qualified Owners. The holders of Voting Preferred Stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of Voting Preferred Stock. The Amendments were approved by the Board of Directors and stockholders of PLDT on July 5, 2011 and March 22, 2012, respectively.

On October 12, 2012, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, determined the following specific rights, terms and features of the Voting Preferred Stock: (a) entitled to receive cash dividends at the rate of 6.5% per annum, payable before any dividends are paid to the holders of Common Stock; (b) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to the holders of shares of Common Stock; (c) redeemable at the option of PLDT; (d) not convertible to Common Stock or to any shares of stock of PLDT of any class; (e) voting rights at any meeting of the stockholders of PLDT for the election of directors and all other matters to be voted upon by the stockholders in any such meetings, with one vote in respect of each Voting Preferred Share; and (f) holders will have no pre-emptive right to subscribe for or purchase any shares of stock of any class, securities or warrants issued, sold or disposed by PLDT.

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 9.68%, 15% and 6.65%, respectively, as at June 30, 2024. See Note 1 – Corporate Information.

Redemption of Preferred Stock

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock, or the Series A to FF Shares, from holders of record as of October 10, 2011, and all such shares were redeemed and retired effective on January 19, 2012. In accordance with the terms and conditions of the Series A to FF Shares, the holders of Series A to FF Shares as at January 19, 2012 are entitled to payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to January 19, 2012, or the Redemption Price of Series A to FF Shares.

PLDT set aside Php4,029 million (the amount required to fund the redemption price for the Series A to FF Shares) in addition to Php4,143 million for unclaimed dividends on Series A to FF Shares, or a total amount of Php8,172 million, to fund the redemption of the Series A to FF Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of holders of Series A to FF Shares, for a period of ten years from January 19, 2012 until January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interest on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

On May 8, 2012, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series GG 10% Cumulative Convertible Preferred Stock, or the Series GG Shares, from the holders of record as of May 22, 2012, and all such shares were redeemed and retired effective August 30, 2012. In accordance with the terms and conditions of the Series GG Shares, the holders of the Series GG Shares as at May 22, 2012 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to August 30, 2012, or the Redemption Price of Series GG Shares.

PLDT set aside Php236 thousand (the amount required to fund the redemption price for the Series GG Shares) in addition to Php74 thousand for unclaimed dividends on Series GG Shares, or a total amount of Php310 thousand, to fund the redemption price of the Series GG Shares, or the Redemption Trust Fund for Series GG Shares, which forms an integral part of the Redemption Trust Fund previously set aside in the Trust Account with RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series GG Shares or any balance thereof, in trust, for the benefit of holders of Series GG Shares, for a period of ten years from August 30, 2012, or until August 30, 2022. After the said date, any and all remaining balance in the Redemption Trust Fund for Series GG Shares shall be returned to PLDT and revert to its general funds. Any interest on the Redemption Trust Fund for Series GG Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 29, 2013, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2007, or the Series HH Shares issued in 2007, from the holders of record as of February 14, 2013 and all such shares were redeemed and retired effective May 16, 2013. In accordance with the terms and conditions of the Series HH Shares issued in 2007, the holders of the Series HH Shares issued in 2007 as at February 14, 2013 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2013, or the Redemption Price of Series HH Shares issued in 2007.

PLDT set aside Php24 thousand (the amount required to fund the redemption price for the Series HH Shares issued in 2007) in addition to Php6 thousand for unclaimed dividends on Series HH Shares issued in 2007, or a total amount of
Php30 thousand, to fund the redemption price of the Series HH Shares issued in 2007, or the Redemption Trust Fund for Series HH Shares issued in 2007, which forms an integral part of the Redemption Trust Funds previously set aside in the Trust Account with RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2007 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2007, for a period of ten years from May 16, 2013, or until May 16, 2023. After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2007 shall be returned to PLDT and revert to its general funds. Any interest on the Redemption Trust Fund for Series HH Shares issued in 2007 shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 28, 2014, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2008, or the Series HH Shares issued in 2008, from the holders of record as of February 14, 2014 and all such shares were redeemed and retired effective May 16, 2014. In accordance with the terms and conditions of the Series HH Shares issued in 2008, the holders of the Series HH Shares issued in 2008 as at February 14, 2014 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2014, or the Redemption Price of Series HH Shares issued in 2008.

PLDT set aside Php2 thousand (the amount required to fund the redemption price of Series HH Shares issued in 2008) in addition to Php1 thousand for unclaimed dividends on Series HH Shares issued in 2008, or a total amount of Php3 thousand, to fund the redemption of the Series HH Shares issued in 2008, or the Redemption Trust Fund for Series HH Shares issued in 2008, which forms an integral part of the Redemption Trust Funds previously set aside in the Trust Account with RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2008 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2008, for a period of ten years from May 16, 2014, or until May 16, 2024. After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2008 shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund for Series HH Shares issued in 2008 shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 26, 2016, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series II 10% Cumulative Convertible Preferred Stock, or the Series II Shares, from the holder of record as of February 10, 2016, and all such shares were redeemed and retired effective May 11, 2016. In accordance with the terms and conditions of the Series II Shares, the holder of the Series II Shares as at February 10, 2016 is entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 11, 2016, or the Redemption Price of Series II Shares.

PLDT set aside Php4 thousand to fund the redemption price of Series II Shares, or the Redemption Trust Fund for Series II Shares, which forms an integral part of the Redemption Trust Funds previously set aside in the Trust Account with RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series II Shares or any balance thereof, in trust, for the benefit of holder of Series II Shares, for a period of ten years from
May 11, 2016, or until May 11, 2026. After the said date, any and all remaining balance in the Redemption Trust Fund for Series II Shares shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund for Series II Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

As at January 19, 2012, August 30, 2012, May 16, 2013, May 16, 2014 and May 11, 2016, notwithstanding that any stock certificate representing the Series A to FF Shares, Series GG Shares, Series HH Shares issued in 2007, Series HH Shares issued in 2008 and Series II Shares, respectively, were not surrendered for cancellation, the Series A to II Shares were no longer deemed outstanding and the right of the holders of such shares to receive dividends thereon ceased to accrue and all rights with respect to such shares ceased and terminated, except only the right to receive the Redemption Price of such shares, but without interest thereon.

On January 28, 2020, the Board of Directors authorized and approved the retirement of shares of PLDT’s Series JJ 10% Cumulative Convertible Preferred Stock, or SIP Shares, effective May 12, 2020. The record date for the determination of the holders of outstanding SIP Shares available for redemption was February 11, 2020.

On January 20, 2022, RCBC returned to PLDT the remaining unclaimed balance of the Trust Account for the Series A to FF, amounting to Php7,839 million. Due to the prescription of PLDT’s obligations to pay the trust amounts for Series A to FF, income from prescription of preferred shares redemption liability of Php7,839 million was recognized in 2022.

PLDT has withdrawn Php13 thousand and nil from the Trust Account, representing total payments on redemption six months ended June 30, 2024 and 2023, respectively. The balance of the Trust Account of amounting to nil and Php13 thousand were presented as part of “Current portion of other financial assets” and the related redemption liability were presented as part of “Accrued expenses and other current liabilities” in our consolidated statements of financial position as at June 30, 2024 and December 31, 2023, respectively. See related disclosures below under Perpetual Notes and Note 27 – Financial Assets and Liabilities.

Common Stock/Treasury Stock

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock in 2008. Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

As at November 2010, we had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program. There were no further buyback transactions subsequent to November 2010.

Dividends Declared

Our dividends declared for the six months ended June 30, 2024 and 2023 are detailed as follows:

June 30, 2024 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV (1)	January 30, 2024	February 14, 2024	March 15, 2024	—	12
	May 9, 2024	May 24, 2024	June 15, 2024	—	13
					25

Voting Preferred Stock	March 21, 2024	April 5, 2024	April 15, 2024	—	2
	June 11, 2024	June 28, 2024	July 15, 2024	—	3
					5

Common Stock
Regular Dividend	March 7, 2024	March 21, 2024	April 5, 2024	46.00	9,938
					9,938
Charged to retained earnings					9,968

(1) Dividends were declared based on total amount paid up.

June 30, 2023 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV (1)	January 31, 2023	February 27, 2023	March 15, 2023	—	12
	May 4, 2023	May 19, 2023	June 15, 2023	—	12
					24

Voting Preferred Stock	March 2, 2023	March 17, 2023	April 15, 2023	—	3
	June 13, 2023	June 28, 2023	July 15, 2023	—	3
					6

Common Stock
Regular Dividend	March 23, 2023	April 11, 2023	April 24, 2023	45.00	9,722
Special Dividend	March 23, 2023	April 11, 2023	April 24, 2023	14.00	3,025
					12,747
Charged to retained earnings					12,777

(1) Dividends were declared based on total amount paid up.

Our dividends declared after June 30, 2024 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV (1)	August 13, 2024	August 28, 2024	September 15, 2024	—	12

Voting Preferred Stock	August 13, 2024	September 16, 2024	October 15, 2024	—	3

Common Stock
Regular Dividend	August 13, 2024	August 27, 2024	September 11, 2024	50	10,803
Charged to retained earnings					10,818

(1) Dividends were declared based on total amount paid up.

Noncontrolling Interests – Perpetual Notes

Smart issued Php2,610 million and Php1,590 million perpetual notes on March 3, 2017 and March 6, 2017, respectively, under two Notes Facility Agreements dated March 1, 2017 and March 2, 2017, respectively. The transaction costs amounting to Php35 million were accounted for as a deduction from the perpetual notes. Smart paid distributions amounting to
Php59 million and Php118 million for the six months ended June 30, 2024 and 2023, respectively. The notes are subordinated to and rank junior to all senior loans of Smart. In accordance with IAS 32, Financial Instruments: Presentation, the notes are classified as part of Smart’s equity and recorded as noncontrolling interests in PLDT’s consolidated financial statements.

Proceeds from the issuance of these notes were used to finance capital expenditures. The notes have no fixed redemption dates. On March 3, 2024 and March 6, 2024, Smart redeemed its Perpetual Notes amounting to Php2,610 million and Php1,590 million, respectively.

20.
Interest-bearing Financial Liabilities

As at June 30, 2024 and December 31, 2023, this account consists of the following:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 27 and 28)	251,950	243,152

Current portion of interest-bearing financial liabilities:
Long-term and short-term debt maturing within one year (Notes 27 and 28)	11,424	11,646
	263,374	254,798

Unamortized debt discount, representing debt premium, debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities amounted to Php2,058 million and Php2,129 million as at June 30, 2024 and December 31, 2023, respectively. See Note 27 – Financial Assets and Liabilities.

The following table describes all changes to unamortized debt discount for the six months ended June 30, 2024 and for the year ended December 31, 2023:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Unamortized debt discount at beginning of the period	2,129	2,279
Additions	99	214
Revaluations	11	(2)
Accretion included as part of financing costs – net (Note 5)	(181)	(362)
Unamortized debt discount at end of the period	2,058	2,129

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at June 30, 2024 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	U.S. Dollar	Php	Php	Php
	(in millions)
2024(1)	7	412	3,692	4,104
2025	14	821	22,582	23,403
2026	14	821	14,767	15,588
2027	14	821	26,387	27,208
2028	28	1,642	19,297	20,939
2029 and onwards	614	36,016	138,174	174,190
Total long-term debt (Note 27)	691	40,533	224,899	265,432

(1) From July 1, 2024 to December 31, 2024.

Long-term Debt

As at June 30, 2024 and December 31, 2023, long-term debt consists of:

		June 30, 2024		December 31, 2023
		(Unaudited)		(Audited)
Description	Interest Rates	U.S. Dollar	Php	U.S. Dollar	Php
		(in millions)
U.S. Dollar Debts:
Fixed Rate Notes	2.5000% to 3.4500% in 2024 and 2023	590	34,642	590	32,691
Term Loans:
Others (1)	SOFR + 1.31161 % to 1.47826% in 2024 and SOFR + 1.31161 % to 1.47826% & US$LIBOR +1.0500% in 2023	91	5,312	122	6,788
		681	39,954	712	39,479
Philippine Peso Debts:
Fixed Rate Retail Bonds	5.2813% in 2024 and 2023		—		2,599
Term Loans:
Unsecured Term Loans	4.0000% to 5.3500%; PHP BVAL + 0.5000% to 1.0000% (floor rate 4.5000% to 4.6250%) in 2024 and 3.9500% to 5.3500%; PHP BVAL + 0.5000% to 1.0000% (floor rate 4.5000% to 4.6250%) in 2023		223,420		212,720
			223,420		215,319
Total long-term debt (Notes 27 and 28)			263,374		254,798
Less portion maturing within one year (Note 27)			11,424		11,646
Noncurrent portion of long-term debt (Note 27)			251,950		243,152

(1) Effective September 2023, the benchmark rate of our U.S. Dollar-denominated debts was changed from LIBOR to SOFR.

							Outstanding Amounts
							June 30, 2024				December 31, 2023
				Repurchase Amount			(Unaudited)				(Audited)
Loan Amount	Issuance Date	Trustee	Terms	Php	Dates	Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
				(in millions)			(in millions)
Fixed Rate Notes(1)

US$600M	2020	The Bank of New York Mellon, London Branch	Non-amortizing, payable in full upon maturity on January 23, 2031 and June 23, 2050	—	—	—	590	(2)	34,642	(2)	590	(2)	32,691	(2)
							590		34,642		590		32,691

(1) The purpose of this loan is to refinance the existing loan obligations, prepay outstanding loans and partially finance capital expenditures.

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn	Cancelled Undrawn		Outstanding Amounts
								June 30, 2024				December 31, 2023
					Amount	Amount		(Unaudited)				(Audited)
Loan Amount	Date of Loan Agreement	Lender(s)	Terms	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
					(in millions)			(in millions)
U.S. Dollar Debts
Other Term Loans(1)

US$50M	2016 and 2017	NTT TC Leasing	Non-amortizing, payable upon maturity on March 30, 2023 and March 27, 2024	2016 and 2017	50	—	March 30, 2023 and March 27, 2024	—		—		25	(2)	1,385	(2)

US$140M	March 4, 2020	PNB	Quarterly amortization rates equivalent to: (a) 2.5% of the total amount drawn payable on the first interest payment date up to the 28th interest payment date; (b) 5% of the total amount drawn payable on the 29th interest payment date up to the 32nd interest payment date; and (3) 2.5% of the total amount drawn payable on the 37th interest payment date up to maturity on December 13, 2030	December 14, 2020	140	—	—	91	(2)	5,312	(2)	97	(2)	5,403	(2)

								91		5,312		122		6,788

(1) The purpose of this loan is to finance the capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

Outstanding Amounts
				Date of	Payments		June 30, 2024	December 31, 2023
				Issuance/	Amount		(Unaudited)	(Audited)
Loan Amount	Agreement	Paying Agent	Terms	Drawdown	Php	Date	Php	Php
					(in millions)		(in millions)
Fixed Rate Retail Bonds(1)
PLDT
Php15,000M	January 22, 2014	Philippine Depositary Trust Corp.	Php12.4B – non-amortizing, payable in full upon maturity on February 6, 2021; Php2.6B – non-amortizing payable in full on February 6, 2024	February 6, 2014	12,400 2,600	February 8, 2021 February 6, 2024	—	2,599	(2)

(1) The purpose of this loan is to finance the capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

						Outstanding Amounts
					Drawn	June 30, 2024		December 31, 2023
	Date of Loan				Amount	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php		Php
					(in millions)	(in millions)
Term Loans
Unsecured Term Loans(1)

Php14,900M	Various dates in 2014, 2016 and 2019	Union Bank	With annual amortization up to 7 and 10 years	Various dates in 2014, 2016 and 2019	14,900	9,277	(2)	9,298	(2)

Php71,300M	Various dates in 2015 to 2023	BPI	With annual amortization up to 6, 7, 10 and 11 years	Various dates in 2015 to 2024	69,800	53,768	(2)	54,436	(2)

Php42,500M	Various date in 2015, 2016, 2021 and 2024	Metrobank	With annual amortization up to 7, 10 and 11 years	Various date in 2015, 2016, 2021 and 2024	38,200	30,519	(2)	26,443	(2)

Php18,500M	Various dates in 2019 and 2023	China Banking Corporation	With annual amortization up to 10 years	Various dates in 2019 and 2023	18,500	16,542	(2)	16,616	(2)

Php14,000M	Various dates in 2016 and 2017	Security Bank	With semi-annual amortization up to 10 years	Various dates in 2017	14,000	10,662	(2)	10,760	(2)

Php22,500M	Various dates in 2016, 2020, 2021 and 2023	BDO	With annual amortization up to 7 and 10 years	Various dates in 2016, 2020, 2021 and 2024	22,500	21,694	(2)	14,318	(2)

Php8,500M	Various dates in 2016, 2017 and 2019	PNB	With annual amortization up to 7, 8 and 10 years	Various dates in 2017, 2018 and 2019	8,500	7,920	(2)	7,946	(2)

Php41,500M	Various dates in 2016 to 2023	LBP	With annual amortization up to 10 years	Various dates in 2016 to 2023	41,500	39,572	(2)	39,824	(2)

Php14,000M	Various dates in 2019 to 2021	DBP	With annual amortization up to 8, 9 and 10 years	Various dates in 2019 to 2022	14,000	13,541	(2)	13,629	(2)

Php2,000M	2019	Bank of China (Hong Kong) Limited, Manila Branch	With annual amortization up to 7 years	2019	2,000	1,915	(2)	1,914	(2)

Php15,000M	Various dates in 2020, 2021 and 2023	RCBC	With annual amortization up to 8, 10 and 11 years	Various dates in 2020, 2021 and 2023	15,000	14,539	(2)	14,566	(2)

Php2,500M	2020	MUFG Bank, Ltd.	With semi-annual amortization up to 6 years	2020	2,500	1,471	(2)	1,970	(2)

Php1,000M	2023	Bank of Commerce	With annual amortization up to 9 years	2023	1,000	1,000	(2)	1,000	(2)

Php1,000M	2024	HSBC	With annual amortization up to 5 years	2024	1,000	1,000	(2)	—	(2)
						223,420		212,720

(1) The purpose of this loan is to finance the capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

Short-term Debt

PLDT and Smart availed unsecured short-term debt from various banks amounting to Php6,000 million and Php4,000 million, respectively, with an interest rate of 2.60% in March and April 2022. In July 2022, PLDT prepaid its outstanding short-term debt amounting to Php2,000 million. In October 2022, Smart paid its outstanding short-term debt amounting to
Php4,000 million. In November 2022, PLDT and Smart availed unsecured short-term debt amounting to Php4,000 million and Php2,000 million, respectively, with an interest rate of 5.16%. In March 2023, PLDT paid its outstanding short-term debt amounting to Php4,000 million. In October 2023, PLDT and Smart paid their remaining outstanding short-term debt amounting to Php4,000 million and Php2,000 million, respectively. As at June 30, 2024 and December 31, 2023, PLDT and Smart has no outstanding balance of short-term debt.

Interest-bearing financial liabilities drawn after June 30, 2024 are detailed as follows:

	Date of Loan				Drawn Amount
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php
					(in millions)
Term Loans
Unsecured Term Loans(1)
Smart
Php8,500M	February 27, 2024	MBTC	With annual amortization up to 10 years	July 30, 2024	1,500

(1) The purpose of this loan is to finance the capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

Compliance with Debt Covenants

PLDT’s debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios tests, such as total debt to EBITDA and interest cover ratio, at relevant measurement dates, principally at the end of each quarterly period.

PLDT’s debt instruments also contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) making or permitting any material change in the character of its business; (b) selling, leasing, transferring or disposing of all or substantially all of its assets or any significant portion thereof other than in the ordinary course of business; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT; (e) merging or consolidating with any other company; and
(f) making or permitting any preference or priority in respect of any other relevant indebtedness of PLDT. PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart’s loan agreements include compliance with financial tests such as Smart’s consolidated debt to consolidated EBITDA and interest coverage ratio. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans.

ePLDT’s debt instruments contain certain restrictive covenants that require ePLDT to comply with specified financial ratios and other financial tests at quarterly measurement dates. ePLDT’s loan agreement includes compliance with financial tests such as total debt to equity and interest coverage ratio. The agreement also contains customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. ePLDT’s debt instruments also contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict ePLDT’s ability to take certain actions without lenders’ approval.

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are poor operating performance of PLDT and its subsidiaries, depreciation of the Philippine Peso relative to the U.S. Dollar, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine Peso relative to the U.S. Dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Of our total consolidated debts (net of consolidated debt discount), approximately 15% were denominated in U.S. Dollars as at June 30, 2024 and December 31, 2023. Considering our consolidated outstanding hedges, the unhedged portion of the PLDT’s net debt amounts was approximately 7% (or 5%, net of our consolidated U.S. Dollar cash balances allocated for debt) and 5% (or 5%, net of our consolidated U.S. Dollar cash balances allocated for debt) as at June 30, 2024 and December 31, 2023, respectively. Therefore, the financial ratio and other tests are expected to be negatively affected by any weakening of the Philippine Peso relative to the U.S. Dollar. See Note 27 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

The loan agreements with banks (foreign and local alike) and other financial institutions provide for certain restrictions and requirements with respect to, among others, maintenance of percentage of ownership of specific shareholders, incurrence of additional long-term indebtedness or guarantees and creation of property encumbrances.

As at June 30, 2024 and December 31, 2023, we were in compliance with all of our debt covenants. See
Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

21.
Deferred Credits and Other Noncurrent Liabilities

As at June 30, 2024 and December 31, 2023, this account consists of:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Contract liabilities and unearned revenues (Note 5)	8,287	8,206
Provision for asset retirement obligations	1,191	1,164
Accrual of capital expenditures under long-term financing	57	198
Others	53	39
	9,588	9,607

The following table summarizes the changes to provision for asset retirement obligations for the six months ended
June 30, 2024 and for the year ended December 31, 2023:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Provision for asset retirement obligations at beginning of the period	1,164	1,514
Capitalized to ROU assets during the period	27	163
Accretion expenses	27	63
Settlement of obligations and others	(3)	(2)
Change in assumptions	(24)	(30)
Revaluation due to change in IBR	—	(175)
Reclassification to liabilities associated with assets classified as held-for-sale	—	(369)
Provision for asset retirement obligations at end of the period	1,191	1,164

Accrual of capital expenditures under long-term financing represents expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks. See Note 20 – Interest-bearing Financial Liabilities.

22.
Accounts Payable

As at June 30, 2024 and December 31, 2023, this account consists of:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Suppliers and contractors (Note 27)	82,755	74,518
Taxes (Note 26)	5,271	3,964
Carriers and others (Note 27)	2,752	2,362
Related parties (Notes 24 and 27)	102	170
	90,880	81,014

Certain suppliers entered into Trade Financing Agreements (TFAs) to sell a portion of their receivables. The balances of accounts entered into TFA amounted to Php23,465 million and Php20,553 million as at June 30, 2024 and
December 31, 2023, respectively. These amounts are included in the payables to Suppliers and Contractors. Under the terms of the TFAs, the Purchaser will have exclusive ownership of the purchased receivables and all of its rights, title and interest. There were no changes in the payment terms.

For terms and conditions pertaining to the payables to related parties, see Note 24 – Related Party Transactions.

For detailed discussion on the PLDT Group’s liquidity risk management processes, see Note 27 – Financial Assets and Liabilities – Liquidity Risk.

23.
Accrued Expenses and Other Current Liabilities

As at June 30, 2024 and December 31, 2023, this account consists of:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Accrued utilities and related expenses (Notes 24 and 27)	60,417	61,407
Contract liabilities and unearned revenues (Note 5)	9,992	10,689
Accrued taxes and related expenses (Note 26)	5,850	5,943
Accrued employee benefits and other provisions (Note 27)	5,627	5,510
Accrued interests and other related costs (Note 28)	2,245	2,157
Others	2,061	3,044
	86,192	88,750

Accrued utilities and related expenses pertain to costs incurred for electricity and water consumption, repairs and maintenance, selling and promotions, professional and other contracted services, rent, insurance and security services and other operational related expenses pending receipt of billings and statement of accounts from suppliers. These liabilities are noninterest-bearing and are normally settled within a year.

Contract liabilities and unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portions of prepaid loads.

Accrued taxes and related expenses pertain to licenses, permits and other related business taxes, which are normally settled within a year.

Accrued employee benefits and other provisions pertain to accrued salaries, wages and bonuses, and other employee benefits that are normally settled within a year.

Accrued interests and other related costs includes interest expense on loans, which are normally settled within a year.

Other accrued expenses and other current liabilities are noninterest-bearing and are normally settled within a year. This pertains to other costs incurred for operations-related expenses pending receipt of invoice and statement of accounts from suppliers.

24. Related Party Transactions

Parties are considered to be related if one party has the ability, directly and indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities.

Settlement of outstanding balances of related party transactions at year-end are expected to be settled with cash.

The following table provides the summary of outstanding balances as at June 30, 2024 and December 31, 2023, and transactions for the six months ended June 30, 2024 and 2023 that have been entered into with related parties:

					June 30,	December 31,		June 30,
				Statement of Financial	2024	2023	Income Statement	2024	2023
Company Name	Particulars	Terms	Conditions	Position Classification	(Unaudited)	(Audited)	Classification	(Unaudited)
					(in million pesos)			(in million pesos)

Manila Electric Company, or Meralco	Electricity services to PLDT and certain subsidiaries’ offices within Meralco's franchise area	Immediately upon receipt of invoice	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 22 and 23)	456	603	Repairs and maintenance	1,493	1,474
		Upon depreciation or expiration of lease	Unsecured	ROU assets (Note 10)	2,926	598	Depreciation and amortization	327	1,875
		2024 – due after June 30, 2024; 2023 – due after December 31, 2023	Unsecured	Lease liabilities - net of current portion (Note 10)	2,118	2
		2024– due on or before June 30, 2024; 2023 – due on or before December 31, 2023	Unsecured	Current portion of lease liabilities (Note 10)	546	1
Meralco Industrial Engineering Services Corporation, or MIESCOR	Customer line installation, repair, rehabilitation and maintenance activities	30 days upon receipt of invoice	Unsecured	Accrued expenses and other current liabilities (Note 23)	3	3
Transactions with major stockholders, directors and officers:
NTT TC Leasing	PLDT signed a US$25 million term loan facility agreement on March 22, 2016	Non-amortizing, payable upon maturity on March 30, 2023	Unsecured	Interest-bearing financial liabilities (Note 20)	—	—	Financing costs – net	—	19
	PLDT signed a US$25 million term loan facility agreement on January 31, 2017	Non-amortizing, payable upon maturity on March 27, 2024	Unsecured	Interest-bearing financial liabilities (Note 20)	—	1,385	Financing costs – net	26	43

					June 30,	December 31,		June 30,
				Statement of Financial	2024	2023	Income Statement	2024	2023
Company Name	Particulars	Terms	Conditions	Position Classification	(Unaudited)	(Audited)	Classification	(Unaudited)
					(in million pesos)			(in million pesos)
Transactions with major stockholders, directors and officers:
NTT World Engineering Marine Corporation	On February 1, 2008, PLDT entered into a service agreement, wherein NTT World Engineering Marine Corporation provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.	1st month of each quarter; noninterest-bearing	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 22 and 23)	208	261	Repairs and maintenance	68	22
NTT Communications	On March 24, 2000, PLDT entered into an advisory service agreement (as amended on March 31, 2003, March 31, 2005 and June 16, 2006), under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accrued expenses and other current liabilities (Note 23)	31	104	Professional and other contracted services	62	40
	On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accounts payable (Note 22)	—	3
NTT Worldwide Telecommunications Corporation	On March 24, 2000, PLDT entered into an agreement under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accounts payable (Note 22)	—	6	Selling and promotions	—	1
NTT DOCOMO	On June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006, an Advisory Services Agreement was entered into by NTT DOCOMO and PLDT. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accrued expenses and other current liabilities (Note 23)	23	103	Professional and other contracted services	54	48

					June 30,	December 31,		June 30,
				Statement of Financial	2024	2023	Income Statement	2024	2023
Company Name	Particulars	Terms	Conditions	Position Classification	(Unaudited)	(Audited)	Classification	(Unaudited)
					(in million pesos)			(in million pesos)
Transactions with major stockholders, directors and officers:
JGSHI and Subsidiaries	PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental.	1st month of each quarter; 30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 22 and 23)	37	81	Rent	111	153
		Upon depreciation or expiration of lease	Unsecured	ROU assets (Note 10)	4	4	Depreciation and amortization	—	—
		2024 – due after June 30, 2024; 2023 – due after December 31, 2023	Unsecured	Lease liabilities - net of current portion (Note 10)	—	78
	PLDT group's other transactions with JGSHI and subsidiaries	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accrued expenses and other current liabilities (Note 22 and 23)	42	44	Repairs and maintenance	118	2
							Communication, training and travel	—	—
Malayan Insurance Co., Inc., or Malayan	PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, liability to employees and material damage for buildings, building improvements, equipment and motor vehicles. The premiums are directly paid to Malayan.	Immediately upon receipt of invoice	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 22 and 23)	8	8	Insurance and security services	98	97
		Immediately upon receipt of invoice	Unsecured	Prepayments and other nonfinancial assets (Note 18)	—	152
Gotuaco del Rosario and Associates, or Gotuaco	Gotuaco acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies.	Immediately upon receipt of invoice	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 22 and 23)	3	—	Insurance and security services	70	72

					June 30,	December 31,		June 30,
				Statement of Financial	2024	2023	Income Statement	2024	2023
Company Name	Particulars	Terms	Conditions	Position Classification	(Unaudited)	(Audited)	Classification	(Unaudited)
					(in million pesos)			(in million pesos)
Transactions with major stockholders, directors and officers:
First Pacific Investment Management Limited, or FPIML

'On March 1, 2018, Smart entered into an Advisory Services Agreement with FPIML effective for a period of one-year subject to a 12-month automatic renewal unless either party notifies the other party of its intent not to renew the agreement. FPIML provides advisory and related services in connection with the operation of Smart’s business of providing mobile communications services, high-speed internet connectivity, and access to digital services and content. The agreement provides that Smart shall pay a monthly service fee of US$250 thousand and any additional fee shall be mutually agreed upon by both parties on a monthly basis. On March 26, 2020, Smart and FPIML mutually agreed to reduce the monthly service fee to US$100 thousand in consideration of the services provided under this agreement, effective April 1, 2020. Starting April 2021, the fee has been increased to $220 thousand per month. Smart prepaid the fees for the period April to October 2021 (US$1.54 million).

			Unsecured	Prepayments and other nonfinancial assets (Note 18)	—	—	Professional and other contracted services	74	49
Other related parties:
Various	PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties.	30 days upon receipt of invoice	Unsecured	Trade and other receivables (Note 16)	4,469	5,193	Revenues	1,306	1,241
		2024 – due after June 30, 2024; 2023 – due after December 31, 2023 and June 30 2023	Unsecured	Lease liabilities - net of current portion (Note 10)	190	66	Expenses	6,162	1,774
		2024 – due after June 30, 2024; 2023 – due after June 30, 2023	Unsecured	Current portion of lease liabilities (Note 10)	99	42
		Upon depreciation or expiration of lease	Unsecured	ROU assets (Note 10)	313	148
		30 days upon receipt of billing; noninterest-bearing	Unsecured	Accounts payable (Note 22)	274	666
		Immediately upon receipt of billing	Unsecured	Accrued expenses and other current liabilities (Note 23)	374	603

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the six months ended June 30, 2024 and 2023 are as follows:

	June 30,
	2024	2023
	(Unaudited)
	(in million pesos)
Short-term employee benefits	187	257
Other long-term employee benefits (Note 25)	89	126
Post-employment benefits (Note 25)	11	13
Total compensation paid to key officers of the PLDT Group	287	396

The amounts disclosed in the table above are the amounts recognized as expenses during the period related to key management personnel.

Effective January 2014, each of the directors, including the members of the advisory board of PLDT, was entitled to a director’s fee in the amount of Php250 thousand for each board meeting attended. Each of the members or advisors of the audit, governance, nomination and sustainability, executive compensation, technology strategy, and risk and data privacy and information security committees was entitled to a fee in the amount of Php125 thousand for each committee meeting attended.

Total fees paid for board meetings and board committee meetings amounted to Php41 million and Php36 million for the six months ended June 30, 2024 and 2023, respectively.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such directors.

There are no agreements between PLDT Group and any of its key management personnel providing benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

25.
Pension and Other Employee Benefits

Pension

Defined Benefit Pension Plans

PLDT has defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Co.” and covering all of our permanent and regular employees, in which case, benefits are computed based on R.A. 7641 (Retirement Pay Law) or the minimum mandated benefit by the law. For the purpose of complying with Revised IAS 19, Employee Benefits, pension benefit expense has been actuarially computed based on defined benefit plan.

PLDT and certain of its subsidiaries' actuarial valuation is performed every year-end. There is no significant change in the fair value of plan assets from December 31, 2023 to June 30, 2024. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs as at June 30, 2024 and December 31, 2023, and net periodic benefit costs and average assumptions used in developing the valuation for the six months ended June 30, 2024 and 2023 are as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the period	17,964	15,883
Service costs	549	1,016
Interest costs on benefit obligation	35	1,065
Actuarial losses on obligations – experience	—	154
Actuarial losses on obligations – economic assumptions	—	2,303
Actual benefits paid/settlements	(2,043)	(2,848)
Curtailment and others	—	391
Present value of defined benefit obligations at end of the period	16,505	17,964
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the period	14,522	16,291
Actual contributions	2,447	4,507
Interest income on plan assets	436	1,138
Actual benefits paid/settlements	(2,224)	(2,510)
Return on plan assets (excluding amount included in net interest)	—	(4,904)
Fair value of plan assets at end of the period	15,181	14,522
Unfunded status – net	(1,324)	(3,442)
Accrued benefit costs	1,482	3,541
Prepaid benefit costs (Note 18)	158	99

	For the Six Months Ended June 30,
	2024	2023
	(Unaudited)
Components of net periodic benefit costs:
Service costs	549	464
Interest costs - net	35	(103)
Curtailment/settlement losses and other adjustments	—	96
Net periodic benefit costs (Note 5)	584	457

Actual net gain on plan assets amounted to Php436 million and Php428 million for the six months ended June 30, 2024 and 2023, respectively.

Based on the latest actuarial valuation, our expected contribution to the defined benefit plan in 2024 will amount to
Php4,504 million.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at
June 30, 2024:

(in million pesos)
2024(1)	238
2025	344
2026	538
2027	593
2028	1,284
2029 to 2032	12,214

(1) From July 1, 2024 to December 31, 2024.

The average duration of the defined benefit obligation at the end of the reporting period is 12.21 years.

The weighted average assumptions used to determine pension benefits for the six months ended June 30, 2024 and 2023 are as follows:

	June 30,
	2024	2023
	(Unaudited)
	(in percentage)
Rate of increase in compensation	5.7	5.7
Discount rate	6.0	7.3

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at June 30, 2024 and December 31, 2023, assuming all other assumptions were held constant:

	Increase (Decrease)
	(in percentage)	(in million pesos)
Discount rate	1	15,762
	(1)	(19,838)

Future salary increases	1	19,903
	(1)	(15,732)

PLDT’s Retirement Plan

The Board of Trustees, which manages the beneficial trust fund, is composed of: (i) a member of the Board of Directors of PLDT, who is not a beneficiary of the Plan; (ii) a member of the Board of Directors or a senior officer of PLDT, who is a beneficiary of the Plan; (iii) a senior member of the executive staff of PLDT; and (iv) two persons who are not executives nor employees of PLDT.

Benefits are payable in the event of termination of employment due to: (i) compulsory, optional, or deferred retirement;
(ii) death while in active service; (iii) physical disability; (iv) voluntary resignation; or (v) involuntary separation from service. For a plan member with less than 15 years of credited services, retirement benefit is equal to 100% of final compensation for every year of service. For those with at least 15 years of service, retirement benefit is equal to 125% of final compensation for every year of service, with such percentage to be increased by an additional 5% for each completed year of service in excess of 15 years, but not to exceed a maximum of 200%. In the case of voluntary resignation after attainment of age 40 and completion of at least 15 years of credited service, benefit is equal to a percentage of his vested retirement benefit, in accordance with percentages prescribed in the retirement plan.

The Board of Trustees of the beneficial trust fund uses an investment approach with the objective of maximizing the long-term expected return of plan assets.

The majority of the Plan’s investment portfolio consists of listed and unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments and fixed income investments.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement. To effectively manage liquidity risk, the Board of Trustees invests at least the equivalent amount of actuarially computed expected compulsory retirement benefit payments for the year to liquid/semi-liquid assets such as government securities, savings and time deposits with commercial banks.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE. In order to effectively manage price risk, the Board of Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unquoted equity investments	11,781	9,439
Shares of stock	2,153	2,017
Corporate bonds and loans receivable	302	2,287
Mutual funds	214	225
Government securities	7	10
Total noncurrent financial assets	14,457	13,978
Current Financial Assets
Cash and cash equivalents	460	399
Receivables	100	42
Total current financial assets	560	441
Total PLDT’s Plan Assets	15,017	14,419
Subsidiaries Plan Assets	164	103
Total Plan Assets of Defined Benefit Pension Plans	15,181	14,522

Investment in shares of stocks is valued using the latest bid price at the reporting date. Investments in corporate bonds, mutual funds and government securities are valued using the quoted market prices at reporting date.

Unquoted Equity Investments

As at June 30, 2024 and December 31, 2023, this account consists of:

	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	(Percentage of Ownership)		(in million pesos)
MediaQuest	100	100	8,507	8,507
Tahanan Mutual Building and Loan Association, Inc., or TMBLA, (net of subscriptions payable of Php32 million)	100	100	685	672
BTFHI	100	100	2,589	260
			11,781	9,439

Investments in MediaQuest

MediaQuest was registered with the Philippine SEC on June 29, 1999 primarily to purchase, subscribe for or otherwise acquire and own, hold, use, manage, sell, assign, transfer, mortgage, pledge, exchange, or otherwise dispose of real and personal property or every kind and description, and to pay thereof in whole or in part, in cash or by exchanging, stocks, bonds and other evidences of indebtedness or securities of this any other corporation. Its investments include common shares of stocks of various communication, broadcasting and media entities.

Investments in MediaQuest are carried at fair value. The VIU calculations were derived from cash flow projections over a period of five years based on the 2024 financial budgets approved by MediaQuest’s Board of Directors and calculated terminal value. Other key assumptions used in the cash flow projections include revenue growth rate, direct costs and capital expenditures. The post-tax discount rates applied to cash flow projections range from 11.3% to 12.2%. Cash flows beyond the five-year period are determined using 0.0% to 4.8% growth rates.

The Board of Trustees of the PLDT Beneficial Trust Fund approved an issuance by MediaQuest of PDRs with underlying shares of stocks of Cignal TV held by MediaQuest through Satventures (Cignal TV PDRs) amounting to Php6 billion on
May 8, 2012. On the same date, MediaQuest Board of Directors approved the investment in Cignal TV PDRs by ePLDT, which gave ePLDT a 40% economic interest in Cignal TV. In various dates in 2012, MediaQuest received a deposit for future PDRs subscription of Php6 billion from ePLDT.

The Board of Trustees of the PLDT Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php3.6 billion on January 25, 2013. The underlying shares of these additional PDRs are the shares of Satventures held by MediaQuest (Satventures PDRs), the holder of which will have a 40% economic interest in Satventures. Satventures is a wholly-owned subsidiary of MediaQuest and the investment vehicle for Cignal TV. From March to August 2013, MediaQuest received from ePLDT an amount aggregating to Php3.6 billion representing deposits for future PDRs subscription. The Satventures PDRs and Cignal TV PDRs were subsequently issued on

September 27, 2013, providing ePLDT an effective 64% economic interest in Cignal TV. Also, on the same date, the Board of Trustees of the PLDT Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php1.95 billion. The underlying shares of these additional PDRs are the shares of stocks of Hastings held by MediaQuest (Hastings PDRs). Hastings is a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World. From June 2013 to October 2013, MediaQuest received from ePLDT an amount aggregating to Php1.95 billion representing deposits for future PDRs subscription.

ePLDT’s Board of Directors approved on February 19, 2014 an additional Php500 million investment in Hastings PDRs of which Php300 million was received by MediaQuest on March 11, 2014. As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014 on May 21, 2015. Subsequently, on
May 30, 2015, the Board of Trustees of the PLDT Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs. This provided ePLDT with 70% economic interest in Hastings. In February 2018, ePLDT entered into a Deed of Assignment with the Board of Trustees of the PLDT Beneficial Trust Fund transferring the Hastings PDRs for Php1,664 million.

The Board of Trustees of the PLDT Beneficial Trust Fund approved additional investment in MediaQuest amounting to Php3,100 million and Php1,400 million to fund MediaQuest’s investment requirements in 2019 and 2020, respectively, which were fully drawn by MediaQuest during the same years. The full amounts were fully drawn by MediaQuest during 2019 and 2020.

In 2021 and 2022, the Board of Trustees of the PLDT Beneficial Trust Fund approved an additional investment in MediaQuest to fund its cash requirements amounting to Php2,000 million and Php1,000 million, respectively. Both investments were already fully drawn by MediaQuest in 2022.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs. The beneficial trust fund’s total investment into TMBLA amounted to Php119 million consisting of initial direct subscription in shares of stocks of TMBLA in the amount of Php20 million (net of unpaid subscription amounting to Php32 million) and subsequently via a Deed of Pledge amounting to Php99 million. The cumulative change in the fair market values of this investment each amounted to Php553 million as at June 30, 2024 and December 31, 2023.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million on October 26, 2012. Total cash dividend income both amounted to
Php4 million for the six months ended June 30, 2024 and 2023. Dividend receivables amounted to Php2 million as at
June 30, 2024 and December 31, 2023.

On April 30, 2024, the Board of Trustees of PLDT Beneficial Trust Fund subscribed and paid an additional subscription into BTFHI amounting to Php2,480 million.

Shares of Stocks

As at June 30, 2024 and December 31, 2023, this account consists of:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Common shares
PSE	1,268	1,134
PLDT	38	34
Others	487	489
Preferred shares	360	360
	2,153	2,017

Dividends earned on PLDT common shares amounted to Php1 million and Php2 million for the six months ended
June 30, 2024 and 2023, respectively.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value, net of subscription payable of Php2,640 million as at June 30, 2024 and December 31, 2023. These shares, which bear a dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT. Dividends earned on this investment amounted to Php25 million for each of the six months ended June 30, 2024 and 2023.

Corporate Bonds and Loans Receivable

Investment in corporate bonds includes various long-term peso and dollar denominated bonds with maturities ranging from June 2024 to June 2030 and fixed interest rates from 4.38% to 6.80% per annum.

On August 16, 2023, September 19, 2023, November 24, 2023, December 20, 2023 and January 24, 2024, the Board of Trustees of the PLDT Beneficial Trust Fund entered into 10-year loan agreements with TV5 Network Inc. with an aggregate amount of Php2,300 million (“TV5 Loans”). The total amount was fully drawn by TV5 Network Inc. on the respective loan agreement dates. The applicable interest rates for the loans shall be based on the average of the One Year PHP BVAL for the three consecutive business days immediately prior to and including the interest rate setting date plus a credit margin of
125 bps per annum. On April 30, 2024, the Board of Trustees of the PLDT Beneficial Trust Fund entered into an Assignment Agreement, transferring all of its rights, title and interests in and to the TV5 Loans, with BTF Properties, Inc.

Mutual Funds

Investment in mutual funds includes UITF, bond and equity funds, which aims to out-perform benchmarks in various indices as part of its investment strategy.

Government Securities

Investments in government securities include Retail Treasury Bonds and FXTN bearing interest rates ranging from 3.9% to 4.8% per annum. These securities are fully guaranteed by the government of the Republic of the Philippines.

The allocation of the fair value of the assets for the PLDT pension plan as at June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in percentage)
Investments in listed and unlisted equity securities	93	79
Temporary cash investments	3	3
Debt and fixed income securities	2	16
Mutual funds	1	2
Receivables and other assets	1	—
	100	100

Defined Contribution Plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor their compliance with Republic Act No. 7641. As at June 30, 2024 and December 31, 2023, Smart and certain of its subsidiaries were in compliance with the requirements of Republic Act No. 7641.

Smart’s and certain of its subsidiaries’ actuarial valuation is performed every year-end. There is no significant change in the fair value of plan assets from December 31, 2023 to June 30, 2024. Based on the latest actuarial valuation, the actual present value of prepaid benefit costs as at June 30, 2024 and December 31, 2023, and net periodic benefit costs and average assumptions used in developing the valuation as at and for the six months ended June 30, 2024 and 2023 and for year ended December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Changes in the present value of defined contribution obligations:
Present value of defined contribution obligations at beginning of the period	2,800	2,777
Service costs	132	262
Interest costs on contribution obligation	—	210
Actuarial losses – economic assumptions	—	8
Actuarial gains – experience	—	(98)
Actual benefits paid/settlements	—	(344)
Curtailment and others	129	(15)
Present value of defined contribution obligations at end of the period	3,061	2,800
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the period	3,618	3,485
Actual contributions	132	248
Interest income on plan assets	—	261
Return on plan assets (excluding amount included in net interest)	—	(4)
Actual contribution paid/settlements	129	(372)
Fair value of plan assets at end of the period	3,879	3,618
Funded status – net	818	818
Prepaid contrIbution costs (Note 18)	818	818

	For the Six Months Ended June 30,
	2024	2023
	(Unaudited)
Components of net periodic contribution costs:
Service costs	132	149
Interest costs - net	—	—
Net periodic contribution costs	132	149

Actual net income on plan assets amounted to nil for the six months ended June 30, 2024 and 2023.

Based on the latest actuarial valuation, Smart and certain of its subsidiaries expect to contribute the amount of approximately Php309 million to the plan in 2024.

The following table sets forth the expected future settlements by the Plan of maturing defined contribution obligation as at
June 30, 2024:

(in million pesos)
2024(1)	85
2025	144
2026	140
2027	186
2028	254
2029 to 2033	2,069

(1) From July 1, 2024 to December 31, 2024.

The average duration of the defined contribution obligation at the end of the reporting period is 10 years.

The weighted average assumptions used to determine pension benefits for the six months ended June 30, 2024 and for the year ended December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in percentage)
Rate of increase in compensation	5.0	5.0
Discount rate	7.3	7.3

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined contribution obligation as at June 30, 2024 and December 31, 2023, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in percentage)	(in million pesos)
Discount rate	1	31
	(1)	(31)

Future salary increases	(1)	(31)
	1	31

Smart’s Retirement Plan

The fund is being managed and invested by BPI Asset Management and Trust Corporation, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

The plan’s investment portfolio seeks to achieve regular income, long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the Trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 72% and 28% for fixed income securities and equity securities, respectively.

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	2,355	2,471
International equities	808	723
Philippine foreign currency bonds	793	670
Domestic equities	665	613
International fixed income	161	259
Total noncurrent financial assets	4,782	4,736
Current Financial Assets
Cash and cash equivalents	503	217
Total current financial assets	503	217
Total plan assets	5,285	4,953
Less: Employee’s share, forfeitures and mandatory reserve account	1,406	1,335
Total Plan Assets of Defined Contribution Plans	3,879	3,618

Domestic Fixed Income

Investments in domestic fixed income include Philippine Peso denominated bonds, such as government securities and corporate debt securities, with fixed interest rates from 3.70% to 11.00% per annum.

International Equities

Investments in international equities include exchange traded funds in iSHARES Core MSCI World UCITS ETF USD and Invesco QQQ ETF USD, and WisdomTree Japan ETF.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include U.S. Dollar denominated fixed income instruments issued by the Philippine government and local corporations with fixed interest rates from 2.38% to 10.63% per annum.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares listed in the PSE. These investments earn on stock price appreciation and dividend payments. This includes investment in PLDT shares with fair value of
Php37 million and Php33 million as at June 30, 2024 and December 31, 2023, respectively.

International Fixed Income

Investments in international fixed income include iSHARES U.S. Treasury Bond ETF.

Cash and Cash Equivalents

This pertains to the fund’s excess liquidity in Philippine Peso and U.S. Dollars including investments in time deposits, money market funds and other deposit products of banks with duration or tenor less than a year.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor. This considers the expected benefit cash flows to be matched with asset durations.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the Plan’s ability to meet its obligation to the employees upon retirement. To effectively manage liquidity risk, the Plan Trustees invest a portion of the fund in readily tradeable and liquid investments which can be sold at any given time to fund liquidity requirements.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE. In order to effectively manage price risk, the Plan Trustees continuously assess these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The allocation of the fair value of Smart and certain of its subsidiaries' pension plan assets as at June 30, 2024 and
December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in percentage)
Investments in debt and fixed income securities and others	72	73
Investments in listed and unlisted equity securities	28	27
	100	100

Other Long-term Employee Benefits

LTIP

The ECC approved on December 23, 2021 the LTIP covering the years 2022 to 2026, covering two cycles, based on the achievement of telco core income targets, with additional performance metrics on Customer Experience and Sustainability to impact the LTIP payout. Cycle 1 covers the performance period from 2022 to 2024. Payout will be based on the achievement of performance targets. Cycle 2 covers the performance period from 2025 and 2026 and is subject to the ECC’s further evaluation and approval of the final terms.

This long-term employee benefit liability was recognized and measured using the projected unit credit method and was amortized on a straight-line basis over the vesting period.

The expense accrued for the LTIP amounted to Php478 million and Php463 million for the six months ended June 30, 2024 and 2023, respectively.

The accrued incentive payable amounted to Php2,660 million and Php2,182 million as at June 30, 2024 and
December 31, 2023, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

26.
Provisions and Contingencies

PLDT’s Local Business and Franchise Tax Assessments

As at June 30, 2024, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within its respective territorial jurisdiction.

Smart’s Local Business and Franchise Tax Assessments

Province of Cagayan

The Province of Cagayan, or the Province, issued a tax assessment against Smart in 2016 for alleged local franchise tax covering years 2011 to 2015. Smart appealed the assessment to the Regional Trial Court, or RTC, on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province pursuant to Section 137 of the Local Government Code (Republic Act No. 7160). The RTC rendered its Decision on November 29, 2021 dismissing the appeal of Smart for lack of jurisdiction without prejudice. Subsequently, a motion for reconsideration was filed by the Province. On April 25, 2023, the RTC ruled in favor of the Province and denied Smart’s subsequent Motion for Reconsideration. On May 24, 2023, Smart filed its Petition for Review before the Court of Tax Appeals. On June 27, 2023, the Second Division of the CTA, in a resolution, ordered the Province to file their Comment to the Petition for Review filed by Smart. The same was complied with. On December 14, 2023, Smart filed its Memorandum requesting for favorable decision by stating all legal and factual bases. The case is pending as of the date of this report.

City of Makati

The City of Makati sent letters to Smart and SBI for alleged franchise tax liability, which Smart and SBI refuted through respective protest letters and judicial actions on the ground that Makati City is imposing tax on revenues outside its jurisdiction. After several court proceedings, on March 2, 2023, the City of Makati, Smart and SBI, mutually agreed to execute respective Compromise Agreements to abbreviate the long and protracted court cases. On March 17, 2023, the court approved the Compromise Agreement. Pursuant thereto, on March 28, 2023 and June 30, 2023, external counsels informed Smart and SBI, respectively, that the Courts approved Compromise Agreements, which eventually ended the cases. On
April 27, 2023, the City of Makati issued the Business Permits of Smart and SBI. For 2024, all Business Permits were issued by the City of Makati to Smart and SBI.

Digitel’s Local Government Unit, or LGU, Assessments

Digitel is discussing with various LGUs as to the settlement of its local taxes.

DMPI vs. City of Trece Martires

DMPI petitioned in 2010 to declare void the City of Trece Martires' ordinance of imposing tower fee of Php150 thousand for each cell site every year. Application for the issuance of a preliminary injunction by DMPI is pending resolution as of the date of this report.

ACeS Philippines’ Withholding Tax Assessments

ACeS Philippines had a case filed with the Supreme Court (ACeS Philippines Satellite Corporation vs. Commissioner of Internal Revenue Supreme Court G.R. No. 226680) for alleged 2006 deficiency withholding tax. On July 23, 2014, the CTA Second Division affirmed the assessment of the Commissioner of Internal Revenue for deficiency basic withholding tax, surcharge plus deficiency interest, and delinquency interest amounting to Php87 million. On November 18, 2014, ACeS Philippines filed a Petition for Review with the CTA En Banc. On August 16, 2016, the CTA En Banc also affirmed the assessment with finality. On October 19, 2016, ACeS Philippines filed a petition before the Supreme Court assailing the decision of the CTA. On February 23, 2017 and March 15, 2017, respectively, the Company paid a compromise settlement amounting to Php27 million and filed a formal request for compromise of tax liabilities before the Bureau of Internal Revenue, or BIR, while the case is pending before the Supreme Court.

ACeS Philippines entered into an amicable settlement with the BIR on February 19, 2021 pursuant to the provisions of the Civil Code of the Philippines and paid an additional compromise settlement amounting to Php20 million. The Commissioner of Internal Revenue signed the judicial compromise agreement on April 18, 2021. The corresponding Certificate of Availment (Compromise Settlement) was issued by the BIR. The parties filed with the Supreme Court on July 21, 2022 a Joint Motion for Judgment based on Judicial Compromise Agreement. On January 31, 2023, ACeS Philippines received the Decision of the Supreme Court dated August 30, 2022 affirming the decision of the CTA En Banc. On February 15, 2023, ACeS Philippines filed its Motion for Reconsideration praying to consider the Joint Motion for Judgment based on Judicial Compromise Agreement filed on July 21, 2022. In a Notice dated February 21, 2023, the Supreme Court required the BIR to comment on the Motion for Reconsideration (on the Decision dated August 30, 2022). The BIR filed its Comment dated March 13, 2023 submitting that the Judicial Compromise Agreement executed by and between the parties be considered and judgment be rendered based thereon.

In a Notice received on June 29, 2023, the Supreme Court issued a Resolution dated April 25, 2023 resolving to deny ACeS Philippines’ Motion for Reconsideration with finality. The corresponding Entry of Judgment was received on
September 20, 2023. While the Supreme Court Decision and Resolution did not mention the Judicial Compromise Agreement, the BIR – National Evaluation Board previously approved ACeS Philippines’ application and payment for compromise settlement and issued the Certificate of Availment.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990 up to the present, PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. Among PLDT’s claims against ETPI are ETPI’s alleged uncompensated bypass of PLDT’s systems from July 1, 1998 to November 28, 2003; unpaid access charges from July 1, 1999 to
November 28, 2003; and non-payment of applicable rates for Off-Net and On-Net traffic from January 1, 1999 to
November 28, 2003 arising from ETPI’s unilateral reduction of its rates for the Philippines-Hong Kong traffic stream through Hong Kong REACH-ETPI circuits. ETPI’s claims against PLDT, on the other hand, involve an alleged Philippines-Hong Kong traffic shortfall for the period July 1, 1998 to November 28, 2003; unpaid share of revenues generated from PLDT’s activation of additional growth circuits in the Philippines-Singapore traffic stream for the period July 1, 1999 to
November 28, 2003; under reporting of ETPI share of revenues under the terms of a Compromise Agreement for the period
January 1, 1999 to November 28, 2003 (which ETPI is seeking to retroact to February 6, 1990); lost revenues arising from PLDT’s blocking of incoming traffic from Hong Kong from November 1, 2001 up to November 2003; and lost revenues arising from PLDT’s circuit migration from January 1, 2001 up to December 31, 2001.

While the parties have entered into Compromise Agreements in the past (one in February 1990 and another in March 1999), said agreements have not put to rest the issues between them. To avoid protracted litigation and to preserve their business relationship, PLDT and ETPI agreed to submit their differences and issues to voluntary arbitration. On April 16, 2008, PLDT and ETPI signed an Arbitration Settlement Agreement and submitted their respective Statement of Claims and Answers. Subsequent to such submissions, PLDT and ETPI agreed to suspend the arbitration proceedings. ETPI’s total claim against PLDT is about Php2.9 billion while PLDT’s total claim against ETPI is about Php2.8 billion.

In an agreement, PLDT and Globe have agreed that they shall cause ETPI, within a reasonable time after May 30, 2016, to dismiss Civil Case No. 17694 entitled Eastern Telecommunications Philippines, Inc. vs. Philippine Long Distance Telephone Company, and all related or incidental proceedings (including the voluntary arbitration between ETPI and PLDT), and PLDT, in turn, simultaneously, shall withdraw its counterclaims against ETPI in the same entitled case, all with prejudice. As of date of this report, there are no changes on the status of the case.

Department of Labor and Employment, or DOLE, Compliance Order, or Order, to PLDT

In a series of orders including a Compliance Order issued by the DOLE Regional Office on July 3, 2017, which was partly affirmed by DOLE Secretary Silvestre Bello, III, or DOLE Secretary, in his resolutions dated January 10, 2018 and
April 24, 2018, the DOLE had previously ordered PLDT to regularize 7,344 workers from 38 of PLDT’s third party service contractors. PLDT questioned these “regularization orders” before the CA, which led to the July 31, 2018 Decision of the CA.

In sum, the CA: (i) granted PLDT’s prayer for an injunction against the regularization orders; (ii) set aside the regularization orders insofar as they declared that there was labor-only contracting of the following functions: (a) janitorial services, messengerial and clerical services; (b) information technology, or IT, firms and services; (c) IT support services, both hardware and software, and applications development; (d) back office support and office operations; (e) business process outsourcing or call centers; (f) sales; and (g) medical, dental engineering and other professional services; and (iii) remanded to the DOLE for further proceedings, the matters of: (a) determining which contractors, and which individuals deployed by these contractors, are performing installation, repair and maintenance, or IRM, of PLDT lines which individuals will be covered by the regularization orders because they are performing the core functions of PLDT; and (b) properly computing monetary awards for benefits such as unpaid overtime or 13th month pay, which in the regularization orders amounted to Php51.8 million.

The CA agreed with PLDT’s contention that the DOLE Secretary’s regularization order was “tainted with grave abuse of discretion” because it did not meet the “substantial evidence” standards set out by the Supreme Court in landmark jurisprudence. The Court also said that the DOLE’s appreciation of evidence leaned in favor of the contractor workers, and that the DOLE Secretary had “lost sight” of distinctions involving the labor law concepts of “control over means and methods,” and “control over results.”

PLDT filed a motion on August 20, 2018 seeking a partial reconsideration of that part of the CA decision, which ordered a remand to the Office of the Regional Director of the DOLE-National Capital Region of the matter of the regularization of individuals performing installation, repair and maintenance, or IRM, services. In its motion, PLDT argued that the fact-finding process contemplated by the Court’s remand order is actually not part of the visitorial power of the DOLE (i.e., the evidence that will need to be assessed cannot be gleaned in the ‘normal course’ of a labor inspection) and is therefore, outside the jurisdiction of the DOLE Secretary.

PLDT also questioned that part of the CA ruling which seems to conclude that all IRM jobs are “regular or core functions of PLDT.” It argued that the law recognizes that some work of this nature can be project-based or seasonal in nature. Instead of the DOLE, PLDT suggested that the National Labor Relations Commission – a tribunal with better fact-finding powers – take over from the DOLE to determine whether the jobs are in fact IRM, and if so, whether they are “regular” or can be considered project-based or seasonal.

Both adverse parties, the PLDT rank-and-file labor union Manggagawa sa Komunikasyon ng Pilipinas, or MKP, and the DOLE filed Motions for Reconsideration.

The CA issued a Resolution on February 14, 2019 denying all Motions for Reconsideration and upheld its
July 31, 2018 Decision. After filing a Motion for Extension of Time on March 7, 2019, PLDT filed on
April 5, 2019 a Petition for Review with the Supreme Court, questioning only one aspect of the CA decision i.e. its order remanding to the DOLE the determination of which jobs fall within the scope of “installation, repair and maintenance,” without however a qualification as to the “project” or “seasonal” nature of those engagements. The Supreme Court has consolidated PLDT’s Petition with the separate Petitions for Review filed by the DOLE and MKP. PLDT submitted on February 17, 2020 its Comment on the Petitions for Review filed by the DOLE Secretary and MKP. PLDT also received the Comment filed by MKP and the DOLE Secretary dated January 13, 2020 and September 3, 2020, respectively. PLDT filed on September 10, 2020 a Motion for Leave and for Time to File a Consolidated Reply (re: MKP’s Comment dated
January 13, 2020 and DOLE Secretary’s Comment dated September 3, 2020). PLDT filed on December 23, 2020 its Reply to the Comment submitted by MKP and the DOLE Secretary. PLDT received DOLE’s Reply dated March 2, 2021 on
March 11, 2021.

On 20 March 2024, we received the Supreme Court’s Decision dated 14 February 2024, dismissing PLDT’s, DOLE’s and MKP’s petitions and affirming the Court of Appeal’s 31 July 2018 Resolution.

The Supreme Court affirmed the Court of Appeals’ modification of the DOLE Secretary’s Resolution and set aside the order to regularize the workers of PLDT’s service contractors, except those performing installation, repair, and maintenance services, who may be declared regular employees of PLDT subject to various terms of the remand of the SAVE proceedings to the DOLE NCR Regional Office.

For clarity, the Supreme Court remanded the case to the Office of the Regional Director of the DOLE – NCR and ordered the said office to: (a) review and properly determine the effects of the regularization of the workers performing installation, repair, and maintenance services; (b) review, compute, and properly determine, the monetary award on the labor standards violation, to which petitioner PLDT, Inc., and the concerned contractors are solidarily liable; and (c) conduct further appropriate proceedings, consistent with the 14 February 2024 Decision.

On 4 April 2024, we filed PLDT’s Motion for Partial Reconsideration of even date and on 16 April 2024, PLDT received a copy of MKP’s Motion for Partial Reconsideration. To date, the Motions for Partial Reconsideration are pending resolution before the Supreme Court.

Attys. Baquiran and Tecson vs. NTC, et al.

This is a Petition for Mandamus filed on October 23, 2018 by Attys. Joseph Lemuel Baligod Baquiran and Ferdinand C. Tecson against the Respondents NTC, the PCC, Liberty, BellTel, Globe, PLDT and Smart. Briefly, the case involves the 700 MHz frequency, among others, or Subject Frequencies, that was originally assigned to Liberty and which eventually became subject of the Co-Use Agreement between Globe, on the one hand, and PLDT and Smart, on the other, or the Co-Use Agreement.

The Petition prayed that: (a) a Temporary Restraining Order, or TRO, /Writ of Preliminary Injunction, or WPI, be issued to enjoin and restrain Globe, PLDT and Smart from utilizing and monopolizing the Subject Frequencies and the NTC from bidding out or awarding the frequencies returned by PLDT, Smart and Globe; (b) the NTC’s conditional assignment of the Subject Frequencies be declared unconstitutional, illegal and void; (c) alternatively, Liberty and its successors-in-interest be divested of the Subject Frequencies and the same be reverted to the State; (d) Liberty be declared to have transgressed Section 11 (1), Article XVI of the Constitution; (e) Liberty and its parent company be declared to have contravened paragraph 2 of Section 10, Article XII of the 1987 Constitution; (f) Liberty’s assignment of the Subject Frequencies to BellTel be declared illegal and void; (g) the Co-Use Agreement be declared invalid; (h) the NTC be found to have unlawfully neglected the performance of its positive duties; (i) the PCC be found to have unlawfully neglected the performance of its positive duties; (j) a Writ of Mandamus be issued commanding the NTC to revoke the Co-Use Agreement, recall the Subject Frequencies in favor of the State, and make the same available to the best qualified telecommunication players; (k) a Writ of Mandamus be issued commanding the PCC to conduct a full review of PLDT’s and Globe’s acquisition of all issued and outstanding shares of Vega Telecom; (l) an Investigation of NTC be ordered for possible violation of Section 3 (e) of Republic Act No. 3019 and other applicable laws; and (m) the said TRO/WPI be made permanent.

Essentially, petitioners contend that the NTC’s assignments of the Subject Frequencies of Liberty were void for failing to comply with Section 4 (c) of Republic Act No. 7925 which essentially states that “the radio frequency spectrum is a scarce public resource xxx.” Even assuming the assignments were valid, Liberty should be deemed divested of the same by operation of law (with the Subject Frequencies reverted to the State), considering that it underutilized or never utilized the Subject Frequencies in violation of the terms and conditions of the assignments. Assuming further that the NTC’s assignments of the Subject Frequencies were valid, and that Liberty was not divested of the same by operation of law, still, Liberty did not validly assign the Subject Frequencies to BellTel because of the absence of Congressional approval. Petitioners conclude that since the assignments of the Subject Frequencies from the NTC to Liberty, and from Liberty to BellTel, were all illegal and void, it follows that the Subject Frequencies could not serve as the object of the Co-Use Agreement between PLDT, Smart and Globe.

PLDT filed on November 23, 2018 an Entry of Appearance on behalf of PLDT and Smart. PLDT and Smart filed their Comment on January 17, 2019. Essentially, the Comment raised the following arguments: first, that the requisites for judicial review and for a mandamus petition are lacking; second, that there was no need for Liberty to obtain prior Congressional approval before it assigned the Subject Frequencies to BellTel; and third, that the Co-Use Agreement is valid and approved by the NTC and did not violate the Constitution or any laws.

PLDT received a copy of BellTel’s Comment/Opposition dated January 10, 2019 on January 15, 2019. PLDT received a copy of Globe Telecom, Inc.’s, or Globe’s Comment/Opposition dated January 21, 2019 on February 12, 2019. In a Resolution dated March 19, 2019, the Supreme Court noted the aforesaid filings. As at the date of the report, however, PLDT has not received any pleadings from the OSG on behalf of the public respondents.

The Supreme Court issued on June 18, 2019 a Resolution consolidating this case with G.R. No. 230798 (Philippine Competition Commission vs. CA [Twelfth Division] and PLDT; Globe, intervenor) and G.R. No. 234969 (Philippine Competition Commission vs. PLDT and Globe). The consolidated cases were assigned to the Supreme Court Division in charge of G.R. No. 230798, the case with the lowest docket number.

Notice of Material Breach and Demand for Payment on DITO

PLDT and DITO entered into an agreement in February 2021 for the construction of a transmission facility that served as the point of interconnection for their subscribers. Under the agreement, PLDT established and managed the interconnection facility that operated as the primary physical interface for both companies. The planned facility was completed in
March 2021.

PLDT served on DITO on October 6, 2022 a Notice of Material Breach and Demand for Payment due to DITO's refusal to pay the outstanding balance of Php430 million for contracted services provided by PLDT in relation to the building and provisioning of transmission facilities used by DITO to deliver telecommunication services to its subscribers. Upon DITO’s request, PLDT agreed to limit the scope of work, the resulting in a reduction of the outstanding balance to Php280 million, which will be payable in three tranches. To date, DITO has only paid the first and second tranche amounting to
Php168 million, with a remaining balance of Php112 million.

Meanwhile, DITO filed a petition with the NTC on September 22, 2021 seeking the latter’s intervention in directing Smart to grant DITO’s request for additional capacity for interconnection. In response, Smart filed an answer on October 4, 2021 stating that the petition should be denied for DITO’s failure to prevent, detect, or block International Simple Resale, or ISR,/Bypass Traffic emanating from its network and DITO’s failure to set up an effective fraud management system; and requesting for compensation for losses incurred due to these ISR/ bypass activities, in violation of its Interconnection Agreement with Smart, the provisions of R.A. No. 7925, and NTC MC No. 14-07-2000. The NTC facilitated mediation conferences on November 5, 2021, November 18, 2021, February 4, 2022, and February 16, 2022. On March 6, 2024, Smart filed a Manifestation informing the NTC that Smart already provided additional capacity for interconnection to DITO, and that Smart and DITO executed a memorandum of agreement on bypass activities. On May 9, 2024, Smart filed a Motion to Dismiss in light of the aforementioned supervening events.

Following news reports on August 8, 2022 that DITO had filed a complaint with the PCC against Globe and Smart involving the same issue pending with the NTC on ISR, Smart received a subpoena duces tecum dated December 7, 2022 (“December Subpoena”) from the PCC Competition Enforcement Office in relation to an ongoing full administrative investigation involving the telecommunications industry. The subpoena notified Smart that it was the subject of ongoing investigation pursuant to Section 2.9 of the 2017 PCC Rules of Procedure, involving allegations of violations by Smart of Section 14(b)(1), 15(b), 15(c) and 15(i) of the Philippine Competition Act. Smart was directed to submit its corporate documents, documents and information pertaining to its operations as a PTE and its relationship with other PTEs, and documents and information on ISR. to the PCC on January 23, 2023, followed by the submission of a supplemental submission on January 27, 2023. On May 26, 2023, Smart received a subpoena ad testificandum from the PCC directing duly authorized representative(s) knowledgeable on: (i) Smart’s operations, including but not limited to interconnection with other public telecommunications entities, products and services offered, and corporate structure; and (ii) submitted documents in relation to the December Subpoena, to appear before the PCC Enforcement Office on June 8, 2023. Accordingly, Smart representatives appeared before the PCC on the said date for the clarificatory hearing. On July 4, 2023, Smart received a PCC Resolution setting another hearing and requiring Smart's representatives to appear and address pending matters on competitor information, market distinction between postpaid and prepaid services, network coverage, interconnection agreements, clarificatory questions on documents already submitted, and other related matters. Accordingly, representatives attended the clarificatory hearings before the PCC on July 20 and November 20, 2023. On January 19, 2024, DITO informed Smart that it had signed the Memorandum of Agreement (Cooperation Against Bypass Activity) and provided a fully-signed copy on said date. On March 2, 2024, Smart filed a Manifestation informing the PCC-Competition Enforcement Office (PCC-CEO) that an agreement had been reached with DITO on bypass activities and that DITO acknowledged its ISR liabilities for 2021 to August 2023. Smart filed another Manifestation on March 8, 2024, informing the PCC-CEO that it granted DITO additional capacity for interconnection following the execution of the agreement on bypass activities. Smart has not received any subsequent order or resolution from the PCC.

Class Action Suit Against PLDT

On February 6, 2023, Sophia Olsson, an investor in PLDT American Depositary Shares (“ADSs”), filed a putative class action in the United States District Court for the Central District of California (the “Court”) against PLDT and certain current and former directors and officers on behalf of herself and all other persons similarly situated who purchased or otherwise acquired ADSs between January 1, 2019 and December 19, 2022 (“U.S. Class Action”). On April 7, 2023, Ms. Olsson and another individual, Kevin Douglas, submitted separate motions to the Court to serve as lead plaintiff in the U.S. Class Action. On May 1, 2023, the Court granted Mr. Douglas’s (“Plaintiff”) motion to serve as the lead plaintiff.

On July 7, 2023, Plaintiff filed an amended complaint. The amended complaint alleges that PLDT and certain of its current and former directors and officers made materially false and misleading statements regarding PLDT’s capital expenditures and internal controls (among other matters) during the period April 23, 2020 through December 19, 2022. On October 10, 2023, PLDT and defendants Manuel V. Pangilinan, Alfredo S. Panlilio, and Marilyn A. Victorio-Aquino (together, “Defendants”) moved for dismissal of the amended complaint in its entirety.

On December 1, 2023, Defendants and Plaintiff notified the Court that they had reached an agreement in principle to settle the U.S. Class Action. The notification indicated that, accordingly, Defendants and Plaintiff jointly sought to vacate the schedule for further briefing on PLDT’s pending motion to dismiss to allow the parties to finalize the settlement. On
December 4, 2023, the Court granted the request to vacate the briefing schedule.

On February 16, 2024, PLDT entered into a Stipulation of Settlement to resolve the U.S. Class Action, and on the same day Plaintiff submitted a motion seeking preliminary approval of the proposed settlement. Under the proposed settlement, which is subject to approval by the Court following notice to the settlement class, the settlement class will receive payment of a settlement amount of $3,000,000. The proposed settlement agreement contains no admission of liability, fault or wrongdoing by the Company or any of the named defendants. On March 7, 2024, the Court entered an order preliminarily approving the proposed settlement and scheduling a hearing for August 5, 2024 to determine whether to finally approve the settlement.

On June 6, 2024, the Court rescheduled the final approval hearing from August 5, 2024 to August 9, 2024. On
August 9, 2024, following Plaintiff’s filing of a motion for final approval of the settlement (together with other motions relating to Plaintiff’s proposed plan for allocating settlement proceeds, attorneys’ fees for counsel for the class, litigation expenses and an award for Plaintiff), the Court held a hearing to address whether to grant final approval of the settlement. After counsel for the class orally presented these motions, the Court reserved judgment. PLDT expects the Court will rule on final approval of the settlement in the coming weeks. If finally approved by the Court, the settlement will resolve the U.S. Class Action in its entirety as against the Company and all named defendants.
Other disclosures required by IAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in ongoing claims, litigations and assessments. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Provision for legal contingencies and tax assessments

27.
Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables, cash and short-term deposits. Our principal financial liabilities, other than derivatives, comprise of bank loans, lease liabilities, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We also enter into derivative transactions, primarily principal only-currency swap agreements, interest rate swaps and forward foreign exchange contracts and options to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Material Accounting Policies – Financial Instruments.

The following table sets forth our consolidated financial assets and financial liabilities as at June 30, 2024 and
December 31, 2023:

	Financial instruments at amortized cost		Financial instruments at FVPL		Total financial instruments
	(in million pesos)
Assets as at June 30, 2024 (Unaudited)
Noncurrent:
Financial assets at fair value through profit or loss	—		701		701
Debt instruments at amortized cost – net of current portion	370		—		370
Derivative financial assets – net of current portion	—		323		323
Other financial assets – net of current portion	3,413	(1)	—		3,413
Current:
Cash and cash equivalents	11,966		—		11,966
Short-term investments	100		289	(2)	389
Trade and other receivables	27,950		—		27,950
Current portion of derivative financial assets	—		899		899
Current portion of debt instruments at amortized cost	25		—		25
Current portion of other financial assets	629	(1)	—		629
Total assets	44,453		2,212		46,665

Liabilities as at June 30, 2024 (Unaudited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	251,950		—		251,950
Lease liabilities – net of current portion	44,917		—		44,917
Customers' deposits	2,260		—		2,260
Deferred credits and other noncurrent liabilities	102		—		102
Current:
Accounts payable	85,576		—		85,576
Accrued expenses and other current liabilities	69,984		2		69,986
Current portion of interest-bearing financial liabilities	11,424		—		11,424
Current portion of lease liabilities	6,958		—		6,958
Dividends payable	1,959		—		1,959
Current portion of derivative financial liabilities	—		89		89
Liabilities associated with assets classified as held-for-sale	1,756		—		1,756
Total liabilities	476,886		91		476,977
Net assets (liabilities)	(432,433)		2,121		(430,312)

(1)
Includes refundable deposits and notes receivable.
(2)
Includes investments in the funds of Credit Suisse and Julius Baer. In 2021, PLDT withdrew US$6.6 million from the Supply Chain Finance fund of Credit Suisse and impaired the remaining fund value of US$3.4 million. In the same year, Smart invested US$5.0 million in the Focus Fixed Income Asia Defensive fund of Julius Baer. As at June 30, 2024, the fund’s value amounted to US$4.92 million.

	Financial instruments at amortized cost		Financial instruments at FVPL		Total financial instruments
	(in million pesos)
Assets as at December 31, 2023 (Audited)
Noncurrent:
Financial assets at fair value through profit or loss	—		578		578
Debt instruments at amortized cost – net of current portion	395		—		395
Derivative financial assets – net of current portion	—		96		96
Other financial assets – net of current portion	3,481	(1)	—		3,481
Current:
Cash and cash equivalents	16,177		—		16,177
Short-term investments	122		269	(2)	391
Trade and other receivables	26,086		—		26,086
Current portion of debt instruments at amortized cost	200		—		200
Current portion of other financial assets	320	(1)	—	(3)	320
Total assets	46,781		943		47,724

Liabilities as at December 31, 2023 (Audited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	243,152		—		243,152
Lease liabilities – net of current portion	41,625		—		41,625
Derivative financial liabilities – net of current portion	—		12		12
Customers' deposits	2,238		—		2,238
Deferred credits and other noncurrent liabilities	229		—		229
Current:
Accounts payable	77,050		—		77,050
Accrued expenses and other current liabilities	71,756		—		71,756
Current portion of interest-bearing financial liabilities	11,646		—		11,646
Current portion of lease liabilities	5,921		—		5,921
Dividends payable	1,912		—		1,912
Current portion of derivative financial liabilities	—		1,021		1,021
Liabilities associated with assets classified as held-for-sale	1,779		—		1,779
Total liabilities	457,308		1,033		458,341
Net liabilities	(410,527)		(90)		(410,617)

(1)
Includes refundable deposits and notes receivable.
(2)
Includes investments in the funds of Credit Suisse and Julius Baer. In 2021, PLDT withdrew US$6.6 million from the Supply Chain Finance fund of Credit Suisse and impaired the remaining fund value of US$3.4 million. In the same year, Smart invested US$5.0 million in the Focus Fixed Income Asia Defensive fund of Julius Baer. As at December 31, 2023, the fund’s value amounted to US$4.85 million.
(3)
Includes RCBC Redemption Trust Account. See Note 19 – Equity – Redemption of Preferred Stock.

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at June 30, 2024 and December 31, 2023:

	Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set-off in the consolidated statements of financial position	Net amount presented in the consolidated statements of financial position
	(in million pesos)
June 30, 2024 (Unaudited)
Current Financial Assets
Trade and other receivables
Foreign administrations	4,220	3,295	925
Domestic carriers	393	102	291
Total	4,613	3,397	1,216
Current Financial Liabilities
Accounts payable
Suppliers and contractors	82,810	55	82,755
Carriers and others	5,224	2,506	2,718
Total	88,034	2,561	85,473

December 31, 2023 (Audited)
Current Financial Assets
Trade and other receivables
Foreign administrations	4,606	3,480	1,126
Domestic carriers	332	145	187
Total	4,938	3,625	1,313
Current Financial Liabilities
Accounts payable
Suppliers and contractors	74,542	24	74,518
Carriers and others	4,713	2,351	2,362
Total	79,255	2,375	76,880

There are no financial instruments subject to an enforceable master netting arrangement as at June 30, 2024 and
December 31, 2023.

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at June 30, 2024 and December 31, 2023 other than those whose carrying amounts are reasonable approximations of fair values:

	Carrying Value		Fair Value
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Debt instruments at amortized cost	370	395	360	387
Other financial assets – net of current portion	3,413	3,481	2,525	3,184
Total	3,783	3,876	2,885	3,571
Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	251,950	243,152	239,907	232,195
Customers' deposits	2,260	2,238	1,446	1,425
Deferred credits and other noncurrent liabilities	102	229	37	225
Total	254,312	245,619	241,390	233,845

Below is the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at June 30, 2024 and
December 31, 2023. This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	June 30, 2024				December 31, 2023
	(Unaudited)				(Audited)
	Level 1(1)	Level 2(2)	Level 3(3)	Total	Level 1(1)	Level 2(2)	Level 3(3)	Total
	(in million pesos)
Noncurrent Financial Assets
Financial assets at FVPL	—	698	3	701	—	575	3	578
Derivative financial assets – net of current portion	—	323	—	323	—	96	—	96
Current Financial Assets
Short-term investments	—	289	—	289	—	269	—	269
Current portion of derivative financial assets	—	899	—	899	—	—	—	—
Total	—	2,209	3	2,212	—	940	3	943

Noncurrent Financial Liabilities
Derivative financial liabilities – net of current portion	—	—	—	—	—	12	—	12
Current Financial Liabilities
Accrued expenses and other current liabilities	—	2	—	2	—	—	—	—
Current portion of derivative financial liabilities	—	89	—	89	—	1,021	—	1,021
Total	—	91	—	91	—	1,033	—	1,033

(1)
Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.
(2)
Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.
(3)
Fair values determined using discounted values of future cash flows for the assets or liabilities.

As at June 30, 2024 and December 31, 2023, there were no transfers into and out of Level 3 and between Level 1 and
Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions	Fair Value Hierarchy
Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero-coupon rates plus counterparties’ credit spread.	Level 3
Fixed rate loans: U.S. Dollar notes	Quoted market price.	Level 1
Investment in debt securities	Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.	Level 1 Level 2
Other loans in all other currencies	Estimated fair value is based on the discounted value of future cash flows using the applicable Commercial Interest Reference Rate and BVAL rates for similar types of loans plus PLDT’s credit spread.	Level 3
Variable rate loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.	Level 2

Derivative Financial Instruments

Forward foreign exchange contracts, foreign currency swaps, foreign currency options and interest rate swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. Dollar and Philippine Peso interest rates as at valuation date.

The valuation techniques considered various inputs including the credit quality of counterparties.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, accounts payable, accrued expenses and other current liabilities and dividends payable approximate their carrying values as at the end of the reporting period.

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statements. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period.

As at June 30, 2024 and December 31, 2023, we have taken into account the counterparties’ credit risks (for derivative assets) and our own non-performance risk (for derivative liabilities) and have included a credit or debit valuation adjustment, as appropriate, by assessing the maximum credit exposure and taking into account market-based inputs which considers the risk of default occurring and corresponding losses once the default event occurs. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The table below sets out the information about our consolidated derivative financial instruments as at June 30, 2024 and December 31, 2023:

							June 30, 2024		December 31, 2023
							(Unaudited)		(Audited)
	Original Notional Amount	Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost	Weighted Average Foreign Exchange Rate	Notional Amount	Net Mark-to- market Gains (Losses) in Php	Notional Amount	Net Mark-to- market Gains (Losses) in Php
	(in millions)		(in millions)				(in millions)
Transactions not designated as hedges:
PLDT
Forward foreign exchange contracts	US$358	Various dates in November 2023 to March 2024	U.S. Dollar Liabilities	Various dates in April to September 2024	—	Php56.14	US$322	425	US$396	(448)
	US$206	Various dates in November 2023 to March 2024	U.S. Dollar Liabilities	Various dates in April to September 2024	—	Php56.16	—	—	—	—
Foreign exchange options seagull(a)	US$5	March 1, 2024	U.S. Dollar Liabilities	September 16, 2024	—	Php55.00	5	(5)	—	—
					—	Php55.39	—	—	—	—
					—	Php56.40	—	—	—	—
								420		(448)
Smart
Forward foreign exchange contracts	US$307	Various dates in October 2023 to June 2024	U.S. Dollar Liabilities	Various dates in July to October 2024	—	Php57.14	US$307	474	US$449	(493)
	US$159	Various dates in February to June 2024	U.S. Dollar Liabilities	Various dates in April 2024 to August 2024	—	Php57.81	—	—	—	—
Foreign exchange options seagull(a)	US$5	Various dates in March 14, 2024	U.S. Dollar Liabilities	September 16, 2024	—	Php55.00 Php55.39 Php56.40	5	(6)	—	—
	US$15	Various dates in June 2023	U.S. Dollar Liabilities	Various dates in February 2024	—	Php55.94	—	—	US$15	(1)
								468		(494)
								888		(942)
Transactions designated as hedges:
PLDT
Long-term foreign currency options(c)	US$290	Various dates in July 2020 and February to March 2021	300M Notes 2031	January 23, 2031	1.20%	Php49.61 Php55.28	US$290	105	US$290	(87)
								105		(87)
Smart
Long-term foreign currency options(d)	US$109	February to April 2021	140 PNB	December 13, 2030	1.63%	Php48.00 Php53.34	US$72	140	US$77	92
								140		92
								245		5
								1,133		(937)

(a)
If the Philippine Peso to U.S. dollar spot exchange rate on fixing date settles between Php55.39 to Php56.40, PLDT will purchase the U.S. Dollar for Php55.39. However, if on maturity, the exchange rate settles above Php56.40, PLDT will purchase the U.S. Dollar for Php55.39 plus the excess above Php56.40, and if the exchange rate is lower than Php55.39, PLDT will purchase the U.S. Dollar at the prevailing Philippine peso to U.S. Dollar spot exchange rate, subject to a floor of Php55.00.
(b)
If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date settles between Php55.39 to Php56.40, Smart will purchase the U.S. Dollar for Php55.39. However, if on maturity, the exchange rate settles above Php56.40, Smart will purchase the U.S. Dollar for Php55.39 plus the excess above Php56.40, and if the exchange rate is lower than Php55.39, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate, subject to a floor of Php55.00.
(c)
PLDT’s long-term foreign currency option agreements outstanding as at June 30, 2024 and December 31, 2023 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. Settlement of the foreign currency option agreements will depend on the spot exchange rate on the fixing date. If the Philippine peso to U.S. dollar spot exchange rate on fixing date is between Php49.61 and Php55.28, PLDT will purchase the U.S. dollar at Php49.61. However, if on fixing date, the exchange rate is beyond Php55.28, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate minus a subsidy of Php5.67, and if the exchange rate is lower than Php49.61, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate. The mark-to-market gains amounting to Php180 million and mark-to-market losses amounting to Php119 million were recognized in our consolidated statement of other comprehensive income as at June 30, 2024 and December 31, 2023, respectively. Hedge cost accrual on the long-term foreign currency option agreements amounting to Php75 million and Php32 million was recognized as at June 30, 2024 and December 31, 2023, respectively. The intrinsic value of the long-term foreign currency options recognized as other comprehensive income is transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The hedge cost portion of the movements in the fair value amounting to Php8 million gain and
Php19 million loss were recognized in our consolidated income statements for the six months ended June 30, 2024 and 2023, respectively.

(d)
Smart’s long-term foreign currency option agreements outstanding as at June 30, 2024 and December 31, 2023 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. Settlement of the foreign currency option agreements will depend on the spot exchange rate on the fixing date. If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date is between Php48.00 and Php53.34, Smart will purchase the U.S. Dollar at Php48.00. However, if on fixing date the exchange rate is beyond Php53.34, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate minus a subsidy of Php5.34, and if the exchange rate is lower than Php48.00, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate. The mark-to-market gains amounting to Php142 million and Php96 million were recognized in our consolidated statement of other comprehensive income as at June 30, 2024 and December 31, 2023, respectively. Hedge cost accrual on the long-term foreign currency option agreements amounting to Php3 million each was recognized as at June 30, 2024 and December 31, 2023. The intrinsic value of the long-term foreign currency options recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The hedge cost portion of the movements in the fair value amounting to Php12 million and Php3 million were recognized in our consolidated income statements for the six months ended June 30, 2024 and 2023, respectively.

Our derivative financial instruments as at June 30, 2024 and December 31, 2023 are presented in the statements of financial position as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Asset:
Noncurrent assets	323	96
Current assets	899	—
Liabilities:
Noncurrent liabilities (Note 28)	—	(12)
Current liabilities (Note 28)	(89)	(1,021)
Net	1,133	(937)

Movements of our consolidated mark-to-market gains (losses) for the six months ended June 30, 2024 and for the year ended December 31, 2023 are summarized as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Net mark-to-market losses at beginning of the period	(937)	(1,069)
Gains on derivative financial instruments	3,520	1,436
Settlements, accretion and others	(405)	436
Effective portion recognized in the profit or loss for the cash flow hedges	(29)	(66)
Net fair value losses on cash flow hedges charged to other comprehensive income	(1,016)	(1,674)
Net mark-to-market losses at end of the period	1,133	(937)

Our consolidated analysis of gains on derivative financial instruments for the six months ended June 30, 2024 and 2023 are as follows:

	June 30,
	2024	2023
	(Unaudited)
		(in million pesos)
Gains on derivative financial instruments	3,520	847
Hedge costs	(116)	(120)
Net gains on derivative financial instruments (Notes 5)	3,404	727

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks, which are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

Our exposure to liquidity risk refers to the risk that our financial requirements, working capital requirements and planned capital expenditures will not be met.

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-term and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates and managed funds. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources. We have cash and cash equivalents, and short-term investments amounting to Php11,966 million and
Php389 million, respectively, as at June 30, 2024, which we can use to meet our short-term liquidity needs. See
Note 15 – Cash and Cash Equivalents.

The following table summarizes the maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at June 30, 2024 and December 31, 2023:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
June 30, 2024 (Unaudited)
Financial instruments at amortized cost:	55,269	51,224	3,900	10	135
Debt instruments at amortized cost	395	25	360	10	—
Other financial assets	4,304	629	3,540	—	135
Temporary cash investments	4,275	4,275	—	—	—
Short-term investments	100	100	—	—	—
Retail subscribers	19,717	19,717	—	—	—
Corporate subscribers	18,786	18,786	—	—	—
Foreign administrations	1,001	1,001	—	—	—
Domestic carriers	291	291	—	—	—
Dealers, agents and others	6,400	6,400	—	—	—
Financial instruments at FVPL:	1,164	463	—	—	701
Financial assets at fair value through profit or loss	701	—	—	—	701
Short-term investments	463	463	—	—	—
Total	56,433	51,687	3,900	10	836

December 31, 2023 (Audited)
Financial instruments at amortized cost:	54,271	50,127	3,530	412	202
Debt instruments at amortized cost	595	200	45	340	10
Other financial assets	4,069	320	3,485	72	192
Temporary cash investments	6,184	6,184	—	—	—
Short-term investments	122	122	—	—	—
Retail subscribers	19,894	19,894	—	—	—
Corporate subscribers	15,934	15,934	—	—	—
Foreign administrations	1,250	1,250	—	—	—
Domestic carriers	188	188	—	—	—
Dealers, agents and others	6,035	6,035	—	—	—
Financial instruments at FVPL:	1,021	443	—	—	578
Financial assets at fair value through profit or loss	578	—	—	—	578
Short-term investments	443	443	—	—	—
Total	55,292	50,570	3,530	412	780

The following table summarizes the maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at June 30, 2024 and December 31, 2023:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
June 30, 2024 (Unaudited)
Debt(1):	356,999	7,661	94,467	52,308	202,563
Principal	265,432	7,355	57,059	33,247	167,771
Interest	91,567	306	37,408	19,061	34,792
Lease obligations	76,391	16,793	18,331	15,403	25,864
Various trade and other obligations:	157,662	155,275	308	24	2,055
Suppliers and contractors	82,812	82,755	57	—	—
Utilities and related expenses	60,078	60,053	25	—	—
Carriers and others	2,718	2,718	—	—	—
Employee benefits	5,627	5,627	—	—	—
Customer deposits	2,260	—	181	24	2,055
Dividends	1,959	1,959	—	—	—
Redemption liability	2	2	—	—	—
Others	2,206	2,161	45	—	—
Total contractual obligations	591,052	179,729	113,106	67,735	230,482

December 31, 2023 (Audited)
Debt(1):	341,848	7,430	77,131	65,342	191,945
Principal	256,927	7,250	43,292	47,648	158,737
Interest	84,921	180	33,839	17,694	33,208
Lease obligations	72,686	15,651	15,767	13,673	27,595
Various trade and other obligations:	151,062	148,560	427	28	2,047
Suppliers and contractors	74,716	74,518	194	4	—
Utilities and related expenses	61,079	61,044	35	—	—
Carriers and others	2,362	2,362	—	—	—
Employee benefits	5,510	5,510	—	—	—
Customers’ deposits	2,238	—	167	24	2,047
Dividends	1,912	1,912	—	—	—
Others	3,245	3,214	31	—	—
Total contractual obligations	565,596	171,641	93,325	79,043	221,587

(1)
Consists of long-term and short-term debts, including current portion, gross of unamortized debt discount/premium and debt issuance costs.

Debt

See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Our consolidated future minimum lease commitments payable with non-cancellable leases as at as at June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Within one year	16,793	15,651
After one year but not more than five years	33,734	29,440
More than five years	25,864	27,595
Total	76,391	72,686

Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php157,662 million and Php151,062 million as at June 30, 2024 and December 31, 2023, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Major Network Vendors

Since the last quarter of 2022, we have engaged in discussions with the major network vendors regarding the status of the PLDT Group's capital expenditure commitments and related outstanding balances. These discussions resulted in a number of Settlement and Mutual Release Agreements, or SMRAs, signed between us and the vendors, taking into consideration our program priorities and current business requirements. The significant commitment in respect of major network vendors amounted to about Php33,000 million, net of advances, as a result of the signing of the SMRAs in March 2023. As at
June 30, 2024, such commitment was reduced to Php4,400 million, net of advances and deliveries.

Moreover, new purchase orders relating to the same major network vendors issued in 2023 and 2024 amounted to
Php18,100 million, net of advances and deliveries.

Other Capital Expenditure Vendors

Commitments related to non-major capital expenditure vendors amounted to Php15,600 million, net of advances and deliveries as of June 30, 2024.

We have no outstanding commercial commitments, in the form of letters of credit, as at June 30, 2024 and
December 31, 2023.

Collateral

There are no pledges as collaterals with respect to our financial liabilities as at as at June 30, 2024 and December 31, 2023.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine Peso is recognized as foreign exchange gains or losses as at the end of the reporting period. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency denominated financial assets and liabilities. While a certain percentage of our revenues are either linked to or denominated in U.S. Dollars, a substantial portion of our capital expenditures, a portion of our indebtedness and related interest expense and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. Dollars. As such, a strengthening or weakening of the Philippine Peso against the U.S. Dollar will decrease or increase in Philippine Peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. Dollar-linked and U.S. Dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine Peso to U.S. Dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. Further details of the risk management strategy are recognized in our hedge designation documentation. We use forward foreign exchange purchase contracts, currency swap contracts and currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated financial liabilities. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized in our consolidated other comprehensive income until the hedged transaction affects our consolidated income statements or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The impact of the hedging instruments on our consolidated statements of financial position as at June 30, 2024 and
December 31, 2023 are as follows:

	Notional Amount	Carrying Amount	Line item in our Consolidated Statements
	(U.S. Dollar)	(Php)	of Financial Position
	(in million pesos)
June 30, 2024 (Unaudited)
Long-term foreign currency options	362	323	Derivative financial assets – net of current portion
	362	323

December 31, 2023 (Audited)
Long-term foreign currency options	367	96	Derivative financial assets – net of current portion
	—	(12)	Derivative financial liabilities – net of current portion
	367	84

The impact of the hedged items on our consolidated statements of financial position as at June 30, 2024 and
December 31, 2023 are as follows:

	June 30, 2024		December 31, 2023
	(Unaudited)		(Audited)
	Cash flow hedge reserve	Cost of hedging reserve	Cash flow hedge reserve	Cost of hedging reserve
	(in million pesos)
PLDT:
US$300M Notes 2031	(5,428)	86	(4,546)	75
	(5,428)	86	(4,546)	75

Smart:
US$140M PNB	(1,839)	30	(1,599)	3
	(1,839)	30	(1,599)	3

The effect of the cash flow hedge on our consolidated statements of financial position as at June 30, 2024 and
December 31, 2023 are as follows:

	Total hedging loss recognized in OCI	Line item in our Consolidated Statements of Financial Position
	(in million pesos)
June 30, 2024 (Unaudited)
Long-term foreign currency options	(7,267)	Other comprehensive loss
	(7,267)

December 31, 2023 (Audited)
Long-term foreign currency options	(6,145)	Other comprehensive loss
	(6,145)

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine Peso equivalents as at June 30, 2024 and December 31, 2023:

	June 30, 2024		December 31, 2023
	(Unaudited)		(Audited)
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Derivative financial assets – net of current portion	5	323	2	96
Total noncurrent financial assets	5	323	2	96
Current Financial Assets
Cash and cash equivalents	67	3,956	76	4,232
Short-term investments	5	289	5	269
Trade and other receivables – net	90	5,278	115	6,411
Derivative assets	16	899	—	—
Current portion of other financial assets	—	11	—	12
Total current financial assets	178	10,433	196	10,924
Total Financial Assets	183	10,756	198	11,020
Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	674	39,533	681	37,719
Derivative financial liabilities – net of current portion	—	—	—	12
Other noncurrent liabilities	1	63	—	27
Total noncurrent financial liabilities	675	39,596	681	37,758
Current Financial Liabilities
Accounts payable	1,026	60,246	1,314	72,797
Accrued expenses and other current liabilities	210	12,335	207	11,481
Current portion of interest-bearing financial liabilities	14	808	39	2,149
Current portion of derivative financial liabilities	1	89	18	1,021
Total current financial liabilities	1,251	73,478	1,578	87,448
Total Financial Liabilities	1,926	113,074	2,259	125,206

(1)
The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php58.66 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the Bankers Association of the Philippines, or BAP, as at June 30, 2024.
(2)
The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php55.42 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the BAP as at December 31, 2023.

As at August 13, 2024, the Philippine Peso-U.S. Dollar exchange rate was Php57.33 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have increased in Philippine Peso terms by
Php2,319 million as at June 30, 2024.

Approximately 15% of our total consolidated debts (net of consolidated debt discount) was denominated in U.S. Dollars as at June 30, 2024 and December 31, 2023. Our consolidated foreign currency-denominated debt increased to Php39,954 million as at June 30, 2024 from Php39,479 million as at December 31, 2023. See Note 20 – Interest-bearing Financial Liabilities. The aggregate notional amount of our consolidated outstanding long-term principal only-currency swap contracts, long-term foreign currency options and short-term forwards allocated for debt were US$377 million and US$485 million as at
June 30, 2024 and December 31, 2023, respectively. Consequently, the unhedged portion of our consolidated debt amounts were approximately 7% (or 5%, net of consolidated U.S. Dollar cash balances allocated for debt) and 5% (or 5%, net of consolidated U.S. Dollar cash balances allocated for debt) as at June 30, 2024 and December 31, 2023, respectively.

Approximately 14% and 11% of our consolidated revenues were denominated in U.S. Dollars and/or were linked to U.S. Dollars for the six months ended June 30, 2024 and 2023, respectively. Approximately 15% and 12% of our consolidated expenses were denominated in U.S. Dollars and/or linked to the U.S. Dollar for the six months ended June 30, 2024 and 2023, respectively. In this respect, the higher weighted average exchange rate of the Philippine Peso against the U.S. Dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine Peso terms. In view of the anticipated continued decline in dollar-denominated/dollar-linked revenues, which provide a natural hedge against our foreign currency exposure, we are progressively refinancing our dollar-denominated debts in Philippine Pesos.

The Philippine Peso depreciated by 5.85% against the U.S. Dollar to Php58.66 to US$1.00 as at June 30, 2024 from Php55.42 to US$1.00 as at December 31, 2023. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange gains of Php1,036 million and Php554 million for the six months ended June 30, 2024 and 2023, respectively.

Management conducted a survey among our banks to determine the outlook of the Philippine Peso-U.S. Dollar exchange rate until June 30, 2024. Our outlook is that the Philippine Peso-U.S. Dollar exchange rate may weaken/strengthen by 1.12% as compared to the exchange rate of Php58.66 to US$1.00 as at June 30, 2024. If the Philippine Peso-U.S. Dollar exchange rate had weakened/strengthened by 1.12% as at June 30, 2024, with all other variables held constant, consolidated profit after tax for the six months ended June 30, 2024 and stockholders’ equity as at June 30, 2024 would have been approximately
Php523 million and Php14 million, respectively, lower/higher, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. Dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations with floating interest rates.

Our policy is to manage interest costs through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. We enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. Further details of the risk management strategy are recognized in our hedge designation documentation. We make use of hedging instruments and structures solely for reducing or managing the financial risk associated with our debt obligations and not for trading purposes.

The hedging instruments have no impact on our consolidated statements of financial position as at June 30, 2024 and December 31, 2023.

The hedged items on our consolidated statements of financial position has no impact as at June 30, 2024 and
December 31, 2023.

The cash flow hedge on our consolidated statements of financial position has no impact as at June 30, 2024 and
December 31, 2023.

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure to interest rate risk as at June 30, 2024 and
December 31, 2023. Financial instruments that are not subject to interest rate risk were not included in the table.

As at June 30, 2024 (Unaudited)

	In U.S. Dollars									Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Discount/ Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
Philippine Peso	—	—	6	—	—	6	395	—	395	6	385
Interest rate	4.250%	6.250%	4.625% - 4.875%	6.500%	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	12	—	—	—	—	12	688	—	688	12	688
Interest rate	0.0500% - 0.1000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	80	—	—	—	—	80	4,689	—	4,689	80	4,689
Interest rate	0.0500% - 5.1000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	36	—	—	—	—	36	2,082	—	2,082	36	2,082
Interest rate	4.9500% - 5.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	37	—	—	—	—	37	2,193	—	2,193	37	2,193
Interest rate	4.0000% - 5.2500%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
Philippine Peso	2	—	—	—	—	2	100	—	100	2	100
Interest rate	6.0000% - 6.1000%	—	—	—	—	—	—	—	—	—	—
	167	—	6	—	—	173	10,147	—	10,147	173	10,137

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	—	600	600	35,195	553	34,642	457	26,830
Interest rate	—	—	—	—	2.5000% to 3.4500%	—	—	—	—	—	—
Philippine Peso	101	355	401	303	266	1,426	83,655	666	82,989	1,328	77,918
Interest rate	4.0000% to 5.1021%	4.0000% to 5.3500%	4.0000% to 5.3500%	4.0000% to 5.2000%	4.0000% to 5.1560%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	—	28	14	35	14	91	5,338	26	5,312	91	5,338
Interest rate		SOFR+ 1.31161%	SOFR+ 1.31161%	SOFR+ 1.31161%	SOFR+ 1.31161%	—	—	—	—	—	—
Philippine Peso	24	75	100	229	1,980	2,408	141,244	813	140,431	2,408	141,245
Interest rate	1.0000% over PHP BVAL	0.6000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.6000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.6000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.6000% to 0.9000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	—	—	—	—	—	—
	125	458	515	567	2,860	4,525	265,432	2,058	263,374	4,284	251,331

As at December 31, 2023 (Audited)

	In U.S. Dollars									Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Discount/ Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
Philippine Peso	4	—	—	6	—	10	595	—	595	10	587
Interest rate	2.3750% to 2.9000%	4.2500% to 4.2500%	6.2500% to 6.2500%	4.6250% to 4.8750%	6.2500%	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	15	—	—	—	—	15	850	—	850	15	850
Interest rate	0.0500% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	128	—	—	—	—	128	7,082	—	7,082	128	7,082
Interest rate	0.0500% to 1.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	35	—	—	—	—	35	1,933	—	1,933	35	1,933
Interest rate	4.9000% to 5.1250%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	77	—	—	—	—	77	4,251	—	4,251	77	4,251
Interest rate	0.2500% to 6.2500%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
Philippine Peso	2	—	—	—	—	2	122	—	122	2	122
Interest rate	0.5000% to 6.1000%	—	—	—	—	—	—	—	—	—	—
	261	—	—	6	—	267	14,833	—	14,833	267	14,825

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	—	600	600	33,251	560	32,691	466	25,845
Interest rate	—	—	—	—	2.5000% to 3.4500%	—	—	—	—	—	—
Philippine Peso	72	377	227	564	334	1,574	87,225	748	86,477	1,471	81,545
Interest rate	5.1021% to 5.2813%	4.0000% to 5.3500%	4.0000% to 5.3500%	4.0000% to 5.2000%	4.0000% to 5.1560%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	25	28	14	42	14	123	6,816	28	6,788	123	6,816
Interest rate	SOFR + 1.47826%	SOFR + 1.31161%	SOFR + 1.31161%	SOFR + 1.31161%	SOFR + 1.31161%	—	—	—	—	—	—
Philippine Peso	33	99	36	254	1,916	2,338	129,635	793	128,842	2,339	129,635
Interest rate	0.5000% over PHP BVAL	0.6000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.6000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.6000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.6000% to 0.9000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	—	—	—	—	—	—
Short-term Debt
Notes Payable
	130	504	277	860	2,864	4,635	256,927	2,129	254,798	4,399	243,841

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or up to five years. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Approximately 55% and 53% of our consolidated debts (net of consolidated debt discount) were variable rate debts as at
June 30, 2024 and December 31, 2023, respectively. Our consolidated variable rate debt increased to Php145,742 million as at June 30, 2024 from Php135,631 million as at December 31, 2023. Considering the aggregate notional amount of our consolidated outstanding long-term interest rate swap contracts of nil as at June 30, 2024 and December 31, 2023, approximately 45% and 47% of our consolidated debts were fixed as at June 30, 2024 and December 31, 2023, respectively.

Management conducted a survey among our banks to determine the outlook of the U.S. Dollar and Philippine Peso interest rates until June 30, 2024. Our outlook is that the U.S. Dollar and Philippine Peso interest rates may move 30 basis points, or bps, and 30 bps higher/lower, respectively, as compared to levels as at June 30, 2024. If the U.S. Dollar interest rates had been 30 bps higher/lower as compared to market levels as at June 30, 2024, with all other variables held constant, consolidated profit after tax for the six months ended June 30, 2024 and stockholders’ equity as at June 30, 2024 would have been approximately Php11 million and Php34 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If the Philippine Peso interest rates had been
30 bps higher/lower as compared to market levels as at June 30, 2024, with all other variables held constant, consolidated profit after tax for the six months ended June 30, 2024 and stockholders’ equity as at June 30, 2024 would have been approximately Php19 million and Php18 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contracted obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allows us to take corrective actions.

Maximum exposure to credit risk of financial assets not subject to impairment

The gross carrying amount of financial assets not subject to impairment as at June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Financial assets at fair value through profit or loss	701	578
Derivative financial assets – net of current portion	323	96
Current portion of derivative financial assets	899	—
Short-term investments	289	269
Total	2,212	943

Maximum exposure to credit risk of financial assets subject to impairment

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at June 30, 2024 and December 31, 2023. The maximum exposure is shown gross before both the effect of mitigation through use of master netting and collateral arrangements. The extent to which collateral and other credit enhancements mitigate the maximum exposure to credit risk is described in the footnotes to the table.

For financial assets recognized on our consolidated statements of financial position as at June 30, 2024 and
December 31, 2023, the gross exposure to credit risk equal their carrying amount.

For financial guarantees granted, the maximum exposure to credit risk is the maximum amount that we would have to pay if the guarantees are called upon. For loan commitments and other credit related commitments that are irrevocable over the life of the respective facilities, the maximum exposure to credit risk is the full amount of the committed facilities.

	June 30, 2024
	(Unaudited)
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	15,841	12,065	—	27,906
Standard grade	662	5,196	—	5,858
Substandard grade	—	10,689	—	10,689
Default	436	3,958	14,287	18,681
Gross carrying amount	16,939	31,908	14,287	63,134
Less allowance	436	3,958	14,287	18,681
Carrying amount	16,503	27,950	—	44,453

	December 31, 2023
	(Audited)
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	20,424	11,070	—	31,494
Standard grade	271	3,683	—	3,954
Substandard grade	—	11,333	—	11,333
Default	442	4,190	13,025	17,657
Gross carrying amount	21,137	30,276	13,025	64,438
Less allowance	442	4,190	13,025	17,657
Carrying amount	20,695	26,086	—	46,781

Maximum exposure to credit risk after collateral held or other credit enhancements

Collateral held as security for financial assets depends on the nature of the instrument. Debt investment securities are generally unsecured. Estimates of fair value are based on the value of collateral assessed at the time of borrowing and are regularly updated according to internal lending policies and regulatory guidelines. Generally, collateral is not held over loans and advances to us except for reverse repurchase agreements. Collateral usually is not held against investment securities, and no such collateral was held as at June 30, 2024 and December 31, 2023.

Our policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by us during the year.

We have not identified significant risk concentrations arising from the nature, type or location of collateral and other credit enhancements held against our credit exposures.

An analysis of the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at June 30, 2024 and December 31, 2023:

	June 30, 2024 (Unaudited)
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:	44,453	327	44,126
Debt instruments at amortized cost	395	—	395
Other financial assets	4,042	—	4,042
Cash and cash equivalents	11,966	44	11,922
Short-term investments	100	—	100
Corporate subscribers	13,154	246	12,908
Retail subscribers	8,686	37	8,649
Foreign administrations	925	—	925
Domestic carriers	291	—	291
Dealers, agents and others	4,894	—	4,894
Financial instruments at FVPL:	2,212	—	2,212
Financial assets at FVPL	701	—	701
Forward foreign exchange contracts	899	—	899
Long-term foreign currency options	323	—	323
Short-term investments	289	—	289
Total	46,665	327	46,338

* Includes bank insurance, security deposits and customer deposits. We have no collateral held as at June 30, 2024.

	December 31, 2023 (Audited)
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:	46,781	521	46,260
Debt instruments at amortized cost	595	—	595
Other financial assets	3,801	—	3,801
Cash and cash equivalents	16,177	146	16,031
Short-term investments	122	—	122
Corporate subscribers	9,988	338	9,650
Retail subscribers	10,196	37	10,159
Foreign administrations	1,126	—	1,126
Domestic carriers	187	—	187
Dealers, agents and others	4,589	—	4,589
Financial instruments at FVPL:	943	—	943
Financial assets at FVPL	578	—	578
Long-term foreign currency options	96	—	96
Short-term investments	269	—	269
Total	47,724	521	47,203

* Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2023.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at June 30, 2024 and December 31, 2023:

		Neither past due nor credit impaired		Past due but not
	Total	Class A(1)	Class B(2)	credit impaired	Impaired
	(in million pesos)
June 30, 2024 (Unaudited)
Financial instruments at amortized cost:	62,960	27,906	5,858	10,689	18,507
Debt instruments at amortized cost	395	395	—	—	—
Other financial assets	4,304	4,041	1	—	262
Cash and cash equivalents	11,966	11,305	661	—	—
Short-term investments	100	100	—	—	—
Retail subscribers	19,717	6,744	186	1,756	11,031
Corporate subscribers	18,786	4,047	2,281	6,826	5,632
Foreign administrations	1,001	111	581	233	76
Domestic carriers	291	1	160	130	—
Dealers, agents and others	6,400	1,162	1,988	1,744	1,506
Financial instruments at FVPL:	2,386	1,907	305	—	174
Financial assets at FVPL	701	396	305	—	—
Forward foreign exchange contracts	899	899	—	—	—
Long-term foreign currency options	323	323	—	—	—
Short-term investments	463	289	—	—	174
Total	65,346	29,813	6,163	10,689	18,681

'December 31, 2023 (Audited)
Financial instruments at amortized cost:	64,264	31,494	3,954	11,333	17,483
Debt instruments at amortized cost	595	595	—	—	—
Other financial assets	4,069	3,800	1	—	268
Cash and cash equivalents	16,177	15,907	270	—	—
Short-term investments	122	122	—	—	—
Retail subscribers	19,894	8,083	266	1,847	9,698
Corporate subscribers	15,934	2,341	1,390	6,257	5,946
Foreign administrations	1,250	90	529	507	124
Domestic carriers	188	1	92	94	1
Dealers, agents and others	6,035	555	1,406	2,628	1,446
Financial instruments at FVPL:	1,117	701	242	—	174
Financial assets at FVPL	578	336	242	—	—
Long-term foreign currency options	96	96	—	—	—
Short-term investments	443	269	—	—	174
Total	65,381	32,195	4,196	11,333	17,657

(1)
This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.
(2)
This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

The aging analysis of past due but not impaired class of financial assets as at June 30, 2024 and December 31, 2023 are as follows:

			Past due but not credit impaired
	Total	Neither past due nor credit impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
June 30, 2024 (Unaudited)
Financial instruments at amortized cost:	62,960	33,764	4,303	1,148	5,238	18,507
Debt instruments at amortized cost	395	395	—	—	—	—
Other financial assets	4,304	4,042	—	—	—	262
Cash and cash equivalents	11,966	11,966	—	—	—	—
Short-term investments	100	100	—	—	—	—
Retail subscribers	19,717	6,930	1,455	139	162	11,031
Corporate subscribers	18,786	6,328	2,458	791	3,577	5,632
Foreign administrations	1,001	692	164	10	59	76
Domestic carriers	291	161	50	30	50	—
Dealers, agents and others	6,400	3,150	176	178	1,390	1,506
Financial instruments at FVPL:	2,386	2,212	—	—	—	174
Financial assets at FVPL	701	701	—	—	—	—
Forward foreign exchange contracts	899	899	—	—	—	—
Long-term foreign currency options	323	323	—	—	—	—
Short-term investments	463	289	—	—	—	174
Total	65,346	35,976	4,303	1,148	5,238	18,681

'December 31, 2023 (Audited)
Financial instruments at amortized cost:	64,264	35,448	3,505	618	7,210	17,483
Debt instruments at amortized cost	595	595	—	—	—	—
Other financial assets	4,069	3,801	—	—	—	268
Cash and cash equivalents	16,177	16,177	—	—	—	—
Short-term investments	122	122	—	—	—	—
Retail subscribers	19,894	8,349	1,603	223	21	9,698
Corporate subscribers	15,934	3,731	1,500	248	4,509	5,946
Foreign administrations	1,250	619	164	87	256	124
Domestic carriers	188	93	39	20	35	1
Dealers, agents and others	6,035	1,961	199	40	2,389	1,446
Financial instruments at FVPL:	1,117	943	—	—	—	174
Financial assets at FVPL	578	578	—	—	—	—
Long-term foreign currency options	96	96	—	—	—	—
Short-term investments	443	269	—	—	—	174
Total	65,381	36,391	3,505	618	7,210	17,657

Capital Management Risk

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings and maximizing shareholder value.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. On August 5, 2014, the PLDT Board of Directors approved an amendment to our dividend policy, increasing the dividend payout rate to 75% from 70% of our core EPS as regular dividends. However, in view of our elevated capital expenditures to build-out a robust, superior network to support the continued growth of data traffic, plans to invest in new adjacent businesses that will complement the current business and provide future sources of profits and dividends, and management of our cash and gearing levels, the PLDT Board of Directors approved on August 2, 2016, the amendment of our dividend policy, reducing the regular dividend payout to 60% of core EPS. Starting 2019, we base our dividend payout on telco core income. In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.

As part of the dividend policy, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

No changes were made in our objectives, policies or processes for managing capital during the six months ended
June 30, 2024 and 2023.

28.
Notes to the Statements of Cash Flows

The following table shows the changes in liabilities arising from financing activities as at June 30, 2024 and
December 31, 2023:

	January 1, 2024		Foreign exchange movement		June 30, 2024
	(Audited)	Cash flows		Others	(Unaudited)
	(in million pesos)
Interest-bearing financial liabilities (Note 20)	254,798	6,135	2,260	181	263,374
Lease liabilities (Notes 3 and 10)	47,546	(6,146)	—	10,475	51,875
Derivative financial liabilities	1,033	319	—	(1,263)	89
Accrued interests and other related costs (Note 23)	2,157	(4,858)	—	4,946	2,245
Dividends (Note 19)	1,912	(10,032)	—	10,079	1,959
	307,446	(14,582)	2,260	24,418	319,542

	January 1, 2023		Foreign exchange movement		December 31, 2023
	(Audited)	Cash flows		Others	(Unaudited)
	(in million pesos)
Interest-bearing financial liabilities (Note 20)	249,580	5,175	(319)	362	254,798
Lease liabilities (Notes 3 and 10)	42,435	(10,707)	—	15,818	47,546
Derivative financial liabilities	1,150	(607)	—	490	1,033
Accrued interests and other related costs (Note 23)	1,868	(9,715)	—	10,004	2,157
Dividends (Note 19)	1,821	(23,328)	—	23,419	1,912
	296,854	(39,182)	(319)	50,093	307,446

Others include the effect of accretion of long-term borrowings, effect of recognition and accretion of lease liabilities, unrealized mark-to-market losses of derivative financial instruments, effect of accrued but not yet paid interest on interest-bearing loans and borrowings and accrual of dividends that were not yet paid at the end of the period.

Non-cash Investing Activities

The following table shows our significant non-cash investing activities and corresponding transaction amounts as at
June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Acquisition of property and equipment on account	14,252	37,133
Additions to ROU assets (Note 10)	8,333	15,759
Capitalization to property and equipment of:
Inventories	2,375	2,169
Foreign exchange differences – net (Note 9)	715	195
	25,675	55,256

Non-cash Financing Activities

The following table shows our significant non-cash financing activities and corresponding transaction amounts as at
June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	(in million pesos)
Additions to lease liabilities (Note 10)	8,333	15,759